

Beyond



2023
Annual Report

Beyond Ordinary Banking

Dear Fellow Shareholders,

In 2023, Horizon Bank celebrated its 150th anniversary, and we are incredibly thankful for the trust our clients continue to place in us helping them achieve their financial goals. We remain steadfast in our efforts to deliver consistent value to our key stakeholders while remaining leaders in serving the local communities we call home.

The economic environment for the banking segment was very challenging in 2023 with high-profile bank failures, significant increases in interest rates, and continued elevated inflation. The bank and its parent company, Horizon Bancorp, Inc., were not immune to the cyclical headwinds of the industry that impacted historical revenue models through lower margins, higher operating expenses, and heightened regulatory review and oversight. Even with these headwinds, Horizon's sustainable business model continued to support long-term value creation through quality loan growth, a resilient and loyal core deposit franchise, ongoing strong asset quality, prudent expense management, and commitment to its quarterly cash dividend.

> **Horizon's long-term success is grounded in our unwavering core values of people first, relationships built on trust, community engagement, and a disciplined and diversified revenue model.**



Thomas M. Prame
Chief Executive Officer & President

> **Horizon has a proven track record by exceeding its prior year's net income 21 out of 23 years.**

Horizon's plan of operating a safe and sound business model, which has delivered consistent and growing returns over time, continues to be the cornerstone of our value proposition for shareholders. Horizon has a proven track record of exceeding its prior year's net income 21 out of 23 years. This consistency can be attributed to a business model focused on quality loan and deposit growth combined with accretive acquisitions of institutions that share Horizon's client-centric values and desire to achieve top-tier performance among our peers. Executing on this strategy has delivered an average annual shareholder return of 12% over the last 20 years.

Although success could be measured by Horizon's decades of positive performance, we feel a key differentiator for our organization is our ability to continually adapt and find new value-added opportunities for our clients, communities, and shareholders. Last year was not unique in this aspect, as the organization quickly adapted to the market's fluid economic environment and repositioned the company's balance sheet and revenue models for what we anticipate will be a sustained elevated rate environment. Additionally, as the leadership team extends its outlook through its multi-year plan, Horizon has made key investments in technology and talent to align with client preferences and developed new and sustainable revenue models to increase total shareholder returns.

Horizon's long-term success is grounded in our unwavering core values of people first, relationships built on trust, community engagement, and a disciplined and diversified revenue model. As an organization we continue to be proud of our ability to be agile and navigate the challenges of our industry, encourage curiosity to challenge the norm, and to find creative solutions that align with our desire to deliver positive outcomes for our key stakeholders. This speaks to how Horizon has flourished for 150 years and plans to continue well into the future.

MESSAGE TO SHAREHOLDERS

Balance Sheet Strength Heading into 2024



Total assets increased to $7.94 billion

Total assets increased by 0.8% in 2023 to $7.94 billion on December 31, while loans grew by 6.1% over the same period to $4.42 billion at year end. These results reflect Horizon's deliberate shift toward higher yielding loans and other interest-earning assets to improve our balance sheet's performance and position Horizon for expanded revenue and earnings growth. Throughout 2023, the company shifted its growth into higher yielding loans through its diversified origination platform and re-directed cash flows from securities and lower yielding loan portfolios into lending segments that provided improved returns and aligned with the company's high quality credit metrics. These initiatives were well executed and further enhanced by a strategic repositioning of the balance sheet in December 2023. The balance sheet reposition leveraged Horizon's positive capital position to exit lower yielding securities and Bank Owned Life Insurance policies (BOLI), enabling a reinvestment strategy into higher yielding assets. We believe the positive impact of this strategic repositioning will quickly be visible in 2024, providing significant revenue benefits, flexibility to accelerate our core business model of relationship banking, and nimbleness in our funding strategies. These actions will not only enhance our ability to help our clients to succeed, but they are also well aligned to create long-term shareholder value.

The franchise value of our resilient core deposit base continued to be vibrant in 2023. Total deposits at year-end were $5.66 billion with 74.0% in core business and consumer accounts that frequent our 70+ local branches. As the industry witnessed the demise of three coastal banks with non-traditional banking models in the spring of 2023, Horizon quickly adapted to these market events with proactive client communication and outreach efforts. After experiencing a modest downward trend of mainly seasonal accounts in the first quarter of 2023, total deposit balances were relatively stable for the reminder of the year. We feel confident that our clients' trust in our relationship banking model and sound business practices. These core values provided a great foundation for our advisors to do an admirable job of maintaining and gathering new relationships throughout 2023. Horizon also managed deposit costs favorably compared to peers and positioned the organization to take advantage of the forecasted rate reductions in 2024. We believe our core deposit relationships, located in economically strong and diverse communities throughout Indiana and Michigan, view Horizon as their trusted business partner, and provide significant franchise value to the organization.

> **The franchise value of our resilient core deposit base continued to be vibrant in 2023.**

Consistent and Proven Asset Quality

Asset quality throughout 2023 remained a core pillar of strength for Horizon as evidenced by low non-performing loans to total loans of 0.44% on December 31 and net charge offs representing just 0.05% of average loans for the year, continuing the excellent credit trends experienced in 2022.

Horizon's high quality and diversified credit portfolio has historically outperformed the industry in terms of asset quality performance over time. We believe the company is well positioned to maintain its credit quality as it moves into what could be a less favorable environment in 2024, due to Horizon's limited exposure to higher risk lending segments, such as high-rise office buildings and unsecured consumer lending. Horizon has consistently focused on industry verticals, local business and clients that align with our traditional relationship banking model. This has delivered a lending portfolio of high-quality clients with proven credit histories, strong balance sheets and capacity to repay. Our prudent operating model and in-market leadership expertise further positions the organization to navigate economic cycles and consistently produce positive shareholder returns.

Building for the Future and Beyond

In 2023, Horizon made significant progress on its strategic initiatives to improve the performance of the balance sheet, continue the bank's sound operating model, while investing in platforms that create long-term franchise value. As outlined earlier, the deliberate shift to higher yielding assets and the repositioning of the balance sheet in 2023 are designed to fuel our revenue growth expectations. The successful execution of these strategies provided an environment to further grow our earnings through the introduction of Horizon's new vertical of equipment financing, announced in the fall of 2023. Through this platform Horizon will provide essential equipment financing options for commercial and small business clients, further diversify our lending platforms, and expand our interest income results. Additionally, we added resources to our Treasury Management team serving commercial clients by adding talent in our growth markets in Michigan and Indiana. These resources deepen relationships with core commercial clients and prospects while balancing resources dedicated to public funds.



Consistently adding accretive revenue initiatives are key elements of our longer-term objectives of building a premier community banking model in the Midwest and achieving top-tier financial performance relative to our peers.

Digital expansion efforts continued throughout the year that aligned new functionality and accessibility with a focus on capturing efficiencies. Additional interactive video teller machines were added to our fleet in 2023, increasing the total number of machines to 53. These easy-to-use devices extend hours of accessibility to our clients through live video interaction with remote advisors. This platform also increases Horizon's reach within our communities and provides an operating model that is approximately 50% lower in delivery cost than a traditional in-branch model. Client feedback has been very positive and the flexibility it provides our advisors to manage work schedules is an added benefit.

Digital expansion efforts align customer accessibility with operational efficiencies.



In late 2023, the team introduced a new digital account opening platform for our consumer and small business clients. This new platform integrates industry leading technology that permits clients to open an account online in less than five minutes. Additional capabilities of the platform include multiple funding options, mobile wallet integration, and significantly enhanced fraud-detection technology advancements. We anticipate having this fully deployed in the first quarter of 2024 and leverage this new technology to further accelerate our growth in core deposit relationships.



Beyond. We believe this word brings to life what Horizon has created for its clients and shareholders for over 150 years. Beyond average, beyond the expected, and beyond typical results. Horizon is a lean-in organization that has proven its ability to evolve, achieve high performance levels, and extend its reach to improve the communities we work and live. With this backdrop of success and engagement, Horizon is proud to launch its new brand positioning: **Beyond.** This new branding aligns well with our vision, mission, and values and captures the essence of excellence we look to achieve for all our stakeholders. Our internal launch of the brand was well received in the second half of 2023 and will be highly visible in our markets and media assets throughout 2024.

MESSAGE TO SHAREHOLDERS

Creating Shareholder Value

Horizon continues to align its core values and strategic plan with long-term shareholder value. In 2023, we displayed our unwavering commitment to our shareholders through:



- Quality loan growth of 6.1%.

- Continued excellent credit trends as measured by low non-performing loans to total loans at period end and net charge-offs to average loans ratio of 0.44% and 0.05%, respectively.



- Productive use of capital to restructure the balance sheet and reinvest over $500 million in proceeds into higher yielding assets to improve top line revenue results.

- Established new equipment financing division to accelerate high yielding, quality asset growth and diversify the bank's revenue model.

- Monetizing technology investments to capture new low-cost deposits via digital applications and leveraging video teller machines to capture efficiencies in our distribution costs.



- Provided over 11,600 hours of volunteering to help advance and give back to our local markets. This included Horizon's first "Day of Caring", enabling 800+ advisors to volunteer as one team across our Indiana and Michigan communities.

- Continued disciplined operational leverage by managing non-interest expense to total average assets to < 2%.

- Maintained our commitment to our shareholder dividend strategy, through 30-plus years of uninterrupted payment of quarterly cash dividends, with an attractive dividend yield at year end of 4.5%.



Horizon is a company on the move with a lean-in culture of evolution, creating shareholder value, and helping to advance our local communities. We feel confident Horizon is well positioned for success as we enter 2024. The organization has improved its balance sheet momentum, invested in new business lines and talent to accelerate earnings, and maintained its disciplined business model. We look to achieve beyond expectations for our communities, clients and shareholders throughout the year and invite you to join us on our quarterly updates to gain insight into our financial results and progress on key initiatives.

11,600 volunteer hours by Advisors in 2023

We look forward to a successful 2024 and thank you for your continued support and investment in the company.



Thomas M. Prame
Chief Executive Officer & President

Craig M. Dwight
Chairman

SUMMARY OF SELECTED FINANCIAL DATA

Dollar amounts in thousands except per share data and ratios.

	2023	2022	2021	2020	2019
Earnings					
Net interest income	$ 175,744	$ 199,518	$ 175,805	$ 165,530	$ 156,393
Credit loss expense	2,459	(1,816)	(2,084)	20,751	1,976
Non-interest income	11,998	47,451	57,952	59,621	43,058
Non-interest expense	146,284	143,201	133,394	126,031	117,634
Income tax expense	11,018	12,176	15,356	9,870	13,303
Net income available to common shareholders	$ 27,981	$ 93,408	$ 87,091	$ 68,499	$ 66,538
Cash dividends	$ 28,345	$ 27,765	$ 24,768	$ 21,183	$ 20,835
Per Share Data					
Basic earnings per share	$0.64	$2.14	$1.99	$1.56	$1.53
Diluted earnings per share	0.64	2.14	1.98	1.55	1.53
Cash dividends declared per common share	0.64	0.63	0.56	0.48	0.46
Book value per common share	16.47	15.55	16.61	15.78	14.59
Tangible book value per common share	12.60	11.59	12.58	11.81	10.63
Weighted-average shares outstanding					
Basic	43,630,160	43,568,823	43,802,733	44,044,737	43,493,316
Diluted	43,843,880	43,699,734	43,955,280	44,123,208	43,597,595
Period End Totals					
Loans, net of deferred loan fees and unearned income	$4,417,630	$4,157,998	$3,658,534	$3,880,682	$3,650,063
Allowance for credit losses	50,029	50,464	54,286	57,027	17,667
Total assets	7,940,485	7,872,518	7,411,889	5,886,614	5,246,829
Total deposits	5,664,893	5,857,774	5,802,991	4,531,133	3,931,002
Total borrowings	1,353,050	1,258,872	828,274	590,151	606,052
Ratios					
Loan to deposit	78.01%	71.08%	63.26%	85.94%	92.96%
Loan to total funding	62.97%	58.51%	55.36%	76.04%	80.54%
Return on average assets	0.36%	1.24%	1.34%	1.22%	1.35%
Average stockholders' equity to average total assets	8.97%	9.07%	10.93%	11.82%	12.28%
Return on average stockholders' equity	3.96%	13.66%	12.23%	10.29%	10.98%
Dividend payout ratio (dividends divided by basic earnings per share)	100.00%	29.44%	28.14%	30.77%	31.31%
Price to book value ratio	86.89%	96.98%	125.53%	100.51%	130.27%
Price to earnings ratio	22.36x	7.05x	10.53x	10.23x	12.42x

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
Commission file number 0000-10792

Horizon Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Indiana	35-1562417
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

515 Franklin Street, Michigan City, Indiana 46360
(Address of principal executive offices)(Zip Code)
Registrant's telephone number, including area code: 219-879-0211
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value	**HBNC**	**The NASDAQ Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S–T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non–accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b–2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes–Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non–affiliates of the registrant, based on the last sale price of such stock as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $441.4 million.

As of March 14, 2024, the registrant had 44,111,174 shares of common stock outstanding.

Documents Incorporated by Reference

Document	Part of Form 10–K into which portion of document is incorporated
Portions of the Registrant's Proxy Statement to be filed for its May 2, 2024 annual meeting of shareholders	Part III

HORIZON BANCORP, INC.
2023 Annual Report on Form 10–K

TABLE OF CONTENTS

FORWARD–LOOKING STATEMENTS

A cautionary note about forward-looking statements: In addition to historical information, information included and incorporated by reference in this Annual Report on Form 10–K contains certain "forward–looking statements" within the meaning of the federal securities laws. Horizon Bancorp, Inc. ("Horizon") intends such forward–looking statements to be covered by the safe harbor provisions for forward–looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of invoking those safe–harbor provisions. Forward–looking statements can include statements about estimated cost savings, plans and objectives for future operations and expectations about Horizon's financial and business performance as well as economic and market conditions. They often can be identified by the use of words such as "expect," "may," "likely," "could," "should," "will," "intend," "project," "estimate," "believe," "anticipate," "seek," "plan," "goals," "strategy," "future" and variations of such words and similar expressions.

Horizon may include forward-looking statements in filings it makes with the Securities and Exchange Commission ("SEC"), such as this Form 10–K, in other written materials, and in oral statements made by senior management to analysts, investors, representatives of the media and others. Horizon intends that these forward–looking statements speak only as of the date they are made, and Horizon undertakes no obligation to update any forward–looking statement to reflect events or circumstances after the date on which the forward–looking statement is made or to reflect the occurrence of unanticipated events.

Although management believes that the expectations reflected in forward–looking statements are reasonable, actual results may differ materially, whether adversely or positively, from the expectations of Horizon that are expressed or implied by any forward–looking statement. Risks, uncertainties, and factors that could cause Horizon's actual results to vary materially from those expressed or implied by any forward–looking statement include but are not limited to the following:

- current financial conditions within the banking industry, including the effects of failures of other financial institutions, liquidity levels, and responses by the Federal Reserve, Department of the Treasury, and the Federal Deposit Insurance Corporation to address these issues;

- any regulatory examination scrutiny or new regulatory requirements arising from the recent events in the banking industry;

- changes in the level and volatility of interest rates, spreads on earning assets and interest bearing liabilities, and interest rate sensitivity;

- the ability of the Company to remediate its material weaknesses in its internal control over financial reporting;

- continuing increases in inflation;

- loss of key Horizon personnel;

- economic conditions and their impact on Horizon and its customers, including local and global economic recovery from the pandemic;

- the increasing use of Bitcoin and other crypto currencies and/or stable coin and the possible impact these alternative currencies may have on deposit disintermediation and income derived from payment systems;

- the effect of interest rates on net interest rate margin and their impact on mortgage loan volumes and the outflow of deposits;

- increases in disintermediation, as new technologies allow consumers to complete financial transactions without the assistance of banks, which may have been accelerated by the COVID–19 pandemic;

- potential loss of fee income, including interchange fees, as new and emerging alternative payment platforms (e.g., Apple Pay or Bitcoin) take a greater market share of the payment systems;

- estimates of fair value of certain of Horizon's assets and liabilities;

- volatility and disruption in financial markets;

- prepayment speeds, loan originations, credit losses and market values, collateral securing loans and other assets;

- sources of liquidity;

- potential risk of environmental liability related to lending and acquisition activities;

- changes in the competitive environment in Horizon's market areas and among other financial service providers;

- legislation and/or regulation affecting the financial services industry as a whole, and Horizon and its subsidiaries in particular;

- changes in regulatory supervision and oversight, including monetary policy and capital requirements;

- changes in accounting policies or procedures as may be adopted and required by regulatory agencies;

- litigation, regulatory enforcement, tax, and legal compliance risk and costs, as applicable generally and specifically to the financial and fiduciary (generally and as an ESOP fiduciary) environment, especially if materially different from the amount we expect to incur or have accrued for, and any disruptions caused by the same;

- the effects and costs of governmental investigations or related actions by third parties;

- rapid technological developments and changes;

- the risks presented by cyber terrorism and data security breaches;

- the rising costs of effective cybersecurity;

- containing costs and expenses;

- the ability of the U.S. federal government to manage federal debt limits;

- the potential influence on the U.S. financial markets and economy from the effects of climate change and social justice initiatives;

- the potential influence on the U.S. financial markets and economy from material changes outside the U.S. or in overseas relations, including changes in U.S. trade relations related to imposition of tariffs, Brexit, and the phase out of the London Interbank Offered Rate ("LIBOR") according to regulatory guidance;

- the risks of expansion through mergers and acquisitions, including unexpected credit quality problems with acquired loans, difficulty integrating acquired operations and material differences in the actual financial results of such transactions compared with Horizon's initial expectations, including the full realization of anticipated cost savings; and

- acts of terrorism, war and global conflicts, such as the ongoing conflicts between Russia and Ukraine and Israel and Hamas, and the potential impact they may have on supply chains, the availability of commodities, commodity prices, inflationary pressure and the overall U.S. and global financial markets.

You are cautioned that actual results may differ materially from those contained in the forward–looking statements. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10–K lists some of the factors that could cause Horizon's actual results to vary materially from those expressed in or implied by any forward–looking statements. We direct your attention to this discussion.

Other risks and uncertainties that could affect Horizon's future performance are set forth below in Item 1A, "Risk Factors."

PART I

ITEM1. BUSINESS

The disclosures in this Item 1 are qualified by the disclosures below in Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other cautionary statements set forth elsewhere in this Annual Report on Form 10–K.

General

Horizon Bancorp, Inc. ("Horizon" or the "Company") is a registered bank holding company incorporated in Indiana and headquartered in Michigan City, Indiana. Horizon provides a broad range of banking services in northern and central Indiana and southern and central Michigan through its bank subsidiary, Horizon Bank ("Horizon Bank" or the "Bank") and other affiliated entities. Horizon operates as a single segment, which is commercial banking. Horizon's common stock is traded on the NASDAQ Global Select Market under the symbol HBNC. Horizon Bank (formerly known as "Horizon Bank, N.A.") was founded in 1873 as a national association, and it remained a national association until its conversion to an Indiana commercial bank effective June 23, 2017. The Bank is a full–service commercial bank offering commercial and retail banking services, corporate and individual trust and agency services and other services incident to banking.

Over the last 20 years, Horizon has expanded its geographic reach and experienced financial growth through a combination of both organic expansion and mergers and acquisitions. Horizon's initial operations focused on northwest Indiana, but since then, the Company has developed a presence in new markets in southern and central Michigan and northeastern and central Indiana. The most recent material expansions through acquisitions are described below.

On September 17, 2021, Horizon Bank completed the purchase and assumption of certain assets and liabilities of 14 former TCF National Bank ("TCF") branches in 11 Michigan counties. Net cash of $618.2 million was received in the transaction, representing the deposit balances assumed at closing, net of amounts paid for loans of $212.0 million, fixed assets of $6.9 million, cash of $4.0 million and a 1.75% premium on deposits. Customer deposit balances were recorded at $846.4 million and a core deposit intangible of $1.6 million was recorded in the transaction, which will be amortized over 10 years on a straight line basis. Goodwill of $4.0 million was generated in the transaction.

The Bank maintains 71 full service offices. At December 31, 2023, the Bank had total assets of $7.9 billion and total deposits of $5.7 billion. The Bank has wholly–owned direct and indirect subsidiaries: Horizon Investments, Inc. ("Horizon Investments"), Horizon Properties, Inc. ("Horizon Properties"), Horizon Insurance Services, Inc. ("Horizon Insurance"), Horizon Grantor Trust and Wolverine Commercial Holdings, LLC. Horizon Investments manages the investment portfolio of the Bank. Horizon Properties manages the real estate investment trust. Horizon Insurance is used by the Company's Wealth Management to sell certain life insurance products through a third party. Horizon Grantor Trust holds title to certain company owned life insurance policies. Wolverine Commercial Holdings, LLC currently holds one piece of property but does not otherwise engage in significant business activities.

Horizon formed Horizon Bancorp Capital Trust II in 2004 ("Trust II") and Horizon Bancorp Capital Trust III in 2006 ("Trust III") for the purpose of participating in pooled trust preferred securities offerings. The Company assumed additional debentures as the result of the acquisition of Alliance Financial Corporation in 2005, which formed Alliance Financial Statutory Trust I ("Alliance Trust"). The Company also assumed additional debentures as the result of the acquisition of American Trust & Savings Bank ("American") in 2010, which formed Am Tru Statutory Trust I ("Am Tru Trust"). The Company also assumed additional debentures as the result of the Heartland transaction, which formed Heartland (IN) Statutory Trust II ("Heartland Trust"). In 2016, the Company also assumed additional debentures as the result of the LaPorte Bancorp transaction. LaPorte Bancorp acquired City Savings Financial Corporation in 2007. City Savings Financial Corporation issued the debentures and formed City Savings Statutory Trust I ("City Savings") in 2003. The Company also assumed additional debentures as the result of the Salin transaction, which formed Salin Statutory Trust I ("Salin Trust") in 2003. See Note 13 of the Consolidated Financial Statements included at Item 8 for further discussion regarding these previously consolidated entities that are now reported separately.

The business of Horizon is not seasonal to any material degree. No material part of Horizon's business is dependent upon a single or small group of customers, the loss of any one or more of which would have a materially adverse effect on the business of Horizon. In 2023, revenues from loans accounted for 75.4% of the total consolidated revenue, and revenues from investment securities accounted for 19.4% of total consolidated revenue.

Available Information

The Company's Internet address is www.horizonbank.com. Information on or accessible through our website is not deemed to be incorporated into this Annual Report on Form 10–K. Website references in this Annual Report are merely textual references. The Company makes available, free of charge through the "About Us – Investor Relations – Documents – SEC Filings" section of its Internet website, copies of the Company's Annual Report on Form 10–K, Quarterly Reports on Form 10–Q, Current Reports on Form 8–K and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after those reports are filed with or furnished to the SEC. The contents of our website are not incorporated by reference into this Annual Report on Form 10–K or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Employees and Human Capital Resources

We believe that the foundation of our success in the banking business lies with the quality of our employees, the development of our employees' skills and career goals, and our ability to provide a comprehensive rewarding experience and work environment. We encourage and support the development of our employees and, wherever possible, strive to fill positions from within the organization. As of December 31, 2023, the Company employed 818 full–time and 58 part–time employees across all locations.

Competition

Horizon faces a high degree of competition in all of its primary markets. The Bank's primary market consists of areas throughout the northern and central regions of the state of Indiana along with the southern and central regions of the state of Michigan. The Bank's primary market is further defined by the Indiana and Michigan counties identified below. The Bank competes with other commercial banks, savings and loan associations, consumer finance companies, credit unions and other non–bank and digital financial service providers. In addition, Financial Technology, or FinTech, start–ups are emerging in key banking areas. To a more moderate extent, the Bank competes with Chicago money center banks, mortgage banking companies, insurance companies, brokerage houses, other institutions engaged in money market financial services and certain government agencies. Many non–financial institution competitors face fewer regulatory restrictions.

The following table estimates the number of financial institution competitors in Horizon's primary market areas, along with Horizon's competitive position in these areas, based on the June 30, 2023 Federal Deposit Insurance Corporation ("FDIC") Deposit Market Share Report (available at www.fdic.gov):

INDIANA			MICHIGAN		
County	Number of Institutions	Horizon Market Share	County	Number of Institutions	Horizon Market Share
Allen	20	1.69 %	Arenac	4	29.36 %
Bartholomew	9	5.84 %	Berrien	8	12.15 %
Carroll	6	30.01 %	Charlevoix	4	3.15 %
Cass	6	15.80 %	Crawford	2	23.29 %
DeKalb	11	11.52 %	Ingham	18	1.34 %
Elkhart	16	0.69 %	Kalamazoo	14	2.12 %
Fountain	4	9.71 %	Kent	24	0.49 %
Grant	7	8.01 %	Mecosta	8	11.76 %
Hamilton	27	0.28 %	Midland	7	18.90 %
Howard	8	4.37 %	Missaukee	2	50.58 %
Johnson	21	10.61 %	Newaygo	6	6.65 %
Kosciusko	10	4.56 %	Oakland	29	0.20 %
LaGrange	4	3.42 %	Otsego	5	17.34 %
Lake	16	1.78 %	Ottawa	15	0.90 %
LaPorte	8	58.56 %	Roscommon	4	12.78 %
Marion	25	0.77 %	Shiawassee	6	15.40 %
Noble	6	4.95 %	St. Joseph	9	4.68 %
Porter	11	8.55 %	Wexford	5	24.04 %
St. Joseph	14	0.36 %			
Tippecanoe	16	6.55 %			
Whitley	7	6.38 %			

At the time of the FDIC Deposit Market Share Report, Horizon was the largest of the eight bank and thrift institutions in LaPorte County, the largest of the six institutions in Carroll County, the third largest of the 21 institutions in Johnson County, the fourth largest of the 11 institutions in DeKalb County, the third largest of the six institutions in Cass County, the fifth largest of the 16 institutions in Tippecanoe County, and the fifth largest of the 11 institutions in Porter County.

In Michigan, Horizon was the second largest of the seven bank and thrift institutions in Midland County and the fourth largest of the eight bank and thrift institutions in Berrien County.

Regulation and Supervision

General

As a bank holding company and a financial holding company, the Company is subject to extensive regulation, supervision and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or "Federal Reserve") as its primary federal regulator under the Bank Holding Company Act of 1956, as amended ("BHC Act"). The Company is required to file annual reports with the Federal Reserve and provide other information that the Federal Reserve may require. The Federal Reserve may also make examinations and inspections of the Company.

The Bank, as an Indiana–state chartered bank, is subject to extensive regulation, supervision and examination by the Indiana Department of Financial Institutions ("DFI") as its primary state regulator. Also, as to certain matters, the Bank is under the supervision of, and subject to examination by, the Federal Deposit Insurance Corporation ("FDIC") because the FDIC provides deposit insurance to the Bank and is the Bank's primary federal regulator.

The supervision, regulation and examination of Horizon and the Bank by the bank regulatory agencies are intended primarily for the protection of depositors rather than for the benefit of Horizon's shareholders.

Horizon is also subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Exchange Act, as administered by the SEC. Horizon's common stock is listed on the NASDAQ Global Select Market under the trading symbol "HBNC," and Horizon is subject to the NASDAQ rules applicable to listed companies.

Included below is a brief summary of significant aspects of the laws, regulations and policies applicable to Horizon and the Bank. This summary is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are referenced and is not intended to be an exhaustive description of the statutes, regulations and policies applicable to the business of Horizon and the Bank. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and by federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to Horizon and the Bank could have a material effect on Horizon's business, financial condition and results of operations.

Bank Holding Company Regulation

The Bank Holding Company ("BHC") Act generally limits the business in which a bank holding company and its subsidiaries may engage to banking or managing or controlling banks and those activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. Those closely related activities currently can include such activities as consumer finance, mortgage banking and securities brokerage. Certain well–managed and well–capitalized bank holding companies may elect to be treated as a "financial holding company" and, as a result, will be permitted to engage in a broader range of activities that are financial in nature and in activities that are determined to be incidental or complementary to activities that are financial in nature. Horizon has both qualified as, and elected to be, a financial holding company. Activities that are considered financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments.

To commence any new activity permitted by the BHC Act or to acquire a company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the Community Reinvestment Act. The Federal Reserve Board has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve Board has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Federal Reserve Board policy has historically required bank holding companies to act as a source of financial and managerial strength for their subsidiary banks. The Dodd–Frank Wall Street Reform and Consumer Protection Act (the "Dodd–Frank Act"), which was signed into law on July 21, 2010, codified this policy. Under this requirement, Horizon is required to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which Horizon might not otherwise do so. For this purpose, "source of financial strength" means Horizon's ability to provide financial assistance to the Bank in the event of the Bank's financial distress.

The BHC Act, the Bank Merger Act (which is the popular name for Section 18(c) of the Federal Deposit Insurance Act) and other federal and state statutes regulate acquisitions of banks and bank holding companies. The BHC Act requires the prior approval of the Federal Reserve before a bank holding company may acquire more than a 5% voting interest or substantially all the assets of any bank or bank holding company. Banks must also seek prior approval from their primary state and federal regulators for any such acquisitions. In reviewing applications seeking approval for mergers and other acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the Community Reinvestment Act and the effectiveness of the subject organizations in combating money laundering activities.

Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined in FDICIA), with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency.

Bank holding companies, such as Horizon, and their insured depository institutions, such as the Bank, are subject to various regulatory capital requirements administered by the federal and state regulators. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk–based capital ratios are determined by allocating assets and specified off–balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk. In 2019, the Federal bank regulatory agencies, working jointly, adopted final regulations designed to simplify capital requirements for community banks, allowing qualifying community banks to adopt a simple community bank leverage ratio. For an additional discussion of the Company's regulatory capital ratios and regulatory requirements as of December 31, 2023, please refer to the subsection titled *"Capital Regulation"* in this "Regulation and Supervision" section.

Branching and Acquisitions

Indiana law, the BHC Act and the Bank Merger Act restrict certain types of expansion by the Company and the Bank. The Company and the Bank may be required to apply for prior approval from (or give prior notice and an opportunity for review to) the Federal Reserve, the DFI and the FDIC, and or other regulatory agencies as a condition to the acquisition or establishment of new offices, or the acquisition by merger, purchase or otherwise of the stock, business or assets of other banks or companies.

Under current law, Indiana chartered banks may establish branches throughout the state and in other states, subject to certain limitations. Indiana law also authorizes an Indiana bank to establish one or more branches in states other than Indiana through interstate merger transactions and to establish one or more interstate branches through de novo branching or the acquisition of a branch. The Dodd–Frank Act permits the establishment of de novo branches in states where such branches could be opened by a state bank chartered by that state. The consent of the state in which the new branch will be opened is no longer required.

Deposit Insurance and Assessments

The Bank's deposits are insured to applicable limits by the Deposit Insurance Fund ("DIF") of the FDIC. Generally, deposits are insured up to the statutory limit of $250,000 per separately insured depositor. Banks are subject to deposit insurance premiums and assessments to maintain the DIF. The FDIC has authority to raise or lower assessment rates on insured banks in order to achieve statutorily required reserve ratios in the DIF and to impose special additional assessments.

The Dodd–Frank Act resulted in significant changes to the FDIC's deposit insurance system. Under the Dodd–Frank Act, the FDIC is authorized to set the reserve ratio for the DIF at no less than 1.35%. The FDIC must offset the effect of the increase in the minimum designated reserve ratio from 1.15% to 1.35% on insured depository institutions of less than $10 billion and may declare dividends to depository institutions when the reserve ratio at the end of a calendar quarter is at least 1.50%, although the FDIC has the authority to suspend or limit such permitted dividend declarations. The FDIC has set the long term goal for the designated reserve ratio of the deposit insurance fund at 2% of estimated insured deposits. The FDIC adopted a plan to restore the DIF to the 1.35% ratio by September 30, 2028.

Also under the Dodd–Frank Act, the assessment base for deposit insurance premiums is the institution's average consolidated total assets minus average tangible equity. Tangible equity for this purpose means Tier 1 capital. The initial base assessment rates ranged from 5 to 35 basis points. For small Risk Category I banks, such as Horizon Bank, the rates ranged from 5 to 9 basis points. Adjustments are made to the initial assessment rates based on long–term unsecured debt, depository institution debt, and brokered deposits.

Assessment rates (inclusive of possible adjustments) currently range from 2.5 to 32 basis points of an institution's total assets minus average tangible equity. Assessment rates for all established smaller banks will be determined using financial measures and supervisory ratings derived from a statistical model estimating the probability of failure over three years. The FDIC may increase or decrease the assessment rate scale uniformly, except that no adjustment can deviate more than two basis points from the base rate without notice and comment rulemaking.

The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe and unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

Transactions with Affiliates and Insiders

Horizon and the Bank are subject to the Federal Reserve Act, which restricts financial transactions between banks, affiliated companies and their executive officers, including limits on credit transactions between these parties. The statute prescribes terms and conditions in order for bank affiliate transactions to be deemed to be consistent with safe and sound banking practices, and it also restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate. In general, extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and subject to credit underwriting procedures that are at least as stringent as those prevailing at the time for comparable transactions with non–affiliates, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Capital Regulation

The federal bank regulatory authorities have adopted risk–based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off–balance sheet items. Generally, to satisfy the capital requirements, the Company must maintain capital sufficient to meet both risk–based asset ratio tests and a leverage ratio test on a consolidated basis. Risk–based capital ratios are determined by allocating assets and specified off–balance sheet commitments into various risk–weighted categories, with higher weighting assigned to categories perceived as representing greater risk. A risk–based ratio represents the applicable measure of capital divided by total risk–weighted assets. The leverage ratio is a measure of the Company's core capital divided by total assets adjusted as specified in the guidelines.

Federal regulations require FDIC insured depository institutions to meet several minimum capital standards; (i) a common equity Tier 1 capital to risk–based assets ratio of 4.5%; (ii) a Tier 1 capital to risk–based assets ratio of 6.0%; (iii) a total capital to risk–based assets ratio of 8%; and (iv) a 4% Tier 1 capital to total assets leverage ratio.

Common equity Tier 1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock, and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, and residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions by the institution and certain discretionary bonus payments to management if an institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The Federal Reserve and FDIC have authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular risks or circumstances. As of December 31, 2023, Horizon Bank met all applicable capital adequacy requirements.

Bank holding companies are generally subject to consolidated capital requirements established by the Federal Reserve. The Dodd-Frank Act required the Federal Reserve to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository subsidiaries.

Section 201 of the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (the "Economic Growth Act") directed federal banking agencies to draft regulations establishing a new optional Community Bank Leverage Ratio ("CBLR"). The Economic Growth Act provides that the CBLR will apply to a "qualifying community bank" which the Economic Growth Act defines as a bank with consolidated assets of less than $10 billion and satisfying additional criteria designed to disqualify institutions with a higher risk profile. Under the Economic Growth Act, qualifying community banks that meet or exceed the CBLR and elect to follow the alternative regulatory capital structure will be deemed to have satisfied all generally applicable leverage capital and risk-based capital requirements and will be considered "well capitalized" under the FDIC prompt corrective action provisions. The Economic Growth Act directed the FRB, the FDIC, and the Office of the Comptroller of the Currency ("OCC") to jointly determine a community bank leverage ratio percentage, not less than 8% nor more than 10%, that must be maintained to be deemed to have satisfied all generally applicable leverage capital and risk-based capital requirements and be considered well capitalized. The Economic Growth Act also directed agencies to establish procedures for dealing with a qualifying bank that subsequently falls below the new ratio.

The final regulation implementing Section 201 became effective on January 1, 2021 (the "Final Rule"). Under the Final Rule, to be eligible to use the CBLR framework, a banking organization must not be an advanced approaches organization and must have (i) a leverage ratio of greater than 9%; (ii) total consolidated assets of less than $10 billion; (iii) total off-balance sheet exposures of 25% or less of total consolidated assets; and (iv) total trading assets plus trading liabilities of 5% or less of total consolidated assets. A qualifying institution may opt in and out of the CBLR framework on its quarterly call report. An institution that ceases to meet any qualifying criteria is provided with a two-quarter grace period to either comply with the CBLR requirements or comply with the general capital regulations, including the risk-based capital requirements.

Horizon's management believes that, as of December 31, 2023, Horizon and the Bank met all applicable regulatory capital requirements currently in effect.

The following is a summary of Horizon's and the Bank's regulatory capital and capital requirements at December 31, 2023.

	Actual		Required for Capital Adequacy Purposes[1]		Required For Capital Adequacy Purposes with Capital Buffer[1]		Well Capitalized Under Prompt Corrective Action Provisions[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)[1]								
Consolidated	$ 786,436	14.11 %	$ 446,000	8.00 %	$ 585,374	10.50 %	N/A	N/A
Bank	714,402	12.87 %	444,147	8.00 %	582,943	10.50 %	$ 555,184	10.00 %
Tier 1 capital (to risk-weighted assets)[1]								
Consolidated	735,792	13.20 %	334,500	6.00 %	473,874	8.50 %	N/A	N/A
Bank	663,758	11.96 %	333,111	6.00 %	471,907	8.50 %	444,147	8.00 %
Common equity tier 1 capital (to risk-weighted assets)[1]								
Consolidated	619,153	11.11 %	250,875	4.50 %	390,250	7.00 %	N/A	N/A
Bank	663,758	11.96 %	249,833	4.50 %	388,629	7.00 %	360,870	6.50 %
Tier 1 capital (to average assets)[1]								
Consolidated	735,792	9.36 %	314,306	4.00 %	314,306	4.00 %	N/A	N/A
Bank	663,758	8.41 %	315,550	4.00 %	315,550	4.00 %	394,438	5.00 %

[1] As defined by regulatory agencies

Dividends

Horizon is a legal entity separate and distinct from the Bank. The primary source of Horizon's cash flow, including cash flow to pay dividends on its common stock, is the payment of dividends to Horizon by the Bank. Under Indiana law, the Bank may pay dividends of so much of its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) as is considered appropriate by the Bank's Board of Directors. However, the Bank must obtain the approval of the DFI for the payment of a dividend if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year to date plus its retained net income for the previous two years. For this purpose, "retained net income" means net income as calculated for call report purposes, less all dividends declared for the applicable period. The Bank is generally exempt from this DFI pre–approval process for dividends if (i) the Bank has been assigned a composite uniform financial institutions rating of 1 or 2 as a result of the most recent federal or state examination; (ii) the proposed dividend will not result in a Tier 1 leverage ratio below 7.5%; and (iii) the Bank is not subject to any corrective action, supervisory order, supervisory agreement or board approved operating agreement.

The FDIC has the authority to prohibit the Bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the Bank.

In addition, under Federal Reserve supervisory policy, a bank holding company generally should not maintain its existing rate of cash dividends on common shares unless (i) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, assets, quality and overall financial condition. The Federal Reserve issued a letter dated February 24, 2009, to bank holding companies informing them that it expects bank holding companies to consult with it in advance of declaring dividends that could raise safety and soundness concerns (*i.e.*, such as when the dividend is not supported by earnings or involves a material increase in the dividend rate) and in advance of repurchasing shares of common stock or preferred stock. Although the effect of this letter was revised in December 2015 to become inapplicable to certain large U.S. bank holding companies (generally, those with at least $50 billion in average total consolidated assets), the guidance remains effective for bank holding companies like Horizon.

Prompt Corrective Regulatory Action

Under FDICIA, federal banking regulatory authorities are required to take regulatory enforcement actions known as "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. The extent of the regulators' powers depends on whether the institution in question is categorized as "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," as defined by regulation.

An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater, and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater, and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0%, or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0%, or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: (i) requiring the submission of a capital restoration plan; (ii) placing limits on asset growth and restrictions on activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; (iv) restricting transactions with affiliates; (v) restricting the interest rate the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, for critically undercapitalized institutions, appointing a receiver for the institution.

At December 31, 2023, the Bank was categorized as "well capitalized," meaning that the Bank's total risk–based capital ratio exceeded 10%, the Bank's Tier 1 risk–based capital ratio exceeded 8%, the Bank's common equity Tier 1 risk–based capital ratio exceeded 6.5%, the Bank's leverage ratio exceeded 5%, and the Bank was not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure.

Banking regulators may change these capital requirements from time to time, depending on the economic outlook generally and the outlook for the banking industry. The Company is unable to predict whether and when any such further capital requirements would be imposed and, if so, to what levels and on what schedule.

Anti–Money Laundering — The USA Patriot Act and the Bank Secrecy Act

Horizon is subject to the provisions of the USA PATRIOT Act of 2001, which contains anti–money laundering and financial transparency laws and requires financial institutions to implement additional policies and procedures to address money laundering, suspicious activities and currency transaction reporting, and currency crimes. The regulations promulgated under the USA PATRIOT Act of 2001 require financial institutions such as the Bank to adopt controls to detect, prevent and report money laundering and terrorist financing and to verify the identities of their customers.

The Bank Secrecy Act of 1970, which was amended to incorporate certain provisions of the USA PATRIOT Act of 2001, also focuses on combating money laundering and terrorist financing and requires financial institutions to develop policies, procedures and practices to prevent, detect and deter these activities, including customer identification programs and procedures for filing suspicious activity reports.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations relating thereto, could have serious legal and reputational consequences for Horizon and the Bank.

Federal Securities Law and NASDAQ

The shares of common stock of Horizon have been registered with the SEC under the Exchange Act. Horizon is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act and the rules of the SEC promulgated thereunder.

Shares of common stock held by persons who are affiliates of Horizon may not be resold without registration unless sold in accordance with the resale restrictions of Rule 144 under the Securities Act of 1933, as amended. If Horizon meets the current public information requirements under Rule 144, each affiliate of Horizon who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of Horizon or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks.

Under the Dodd–Frank Act, Horizon is required to provide its shareholders an opportunity to vote on the executive compensation payable to its named executive officers and on golden parachute payments in connection with mergers and acquisitions. These votes are non-binding and advisory. At least once every six years, Horizon must also permit shareholders to determine, on an advisory basis, whether such votes on executive compensation (called "say on pay" votes) should be held every one, two, or three years. In both 2012 and 2018, Horizon's shareholders voted in favor of presenting the executive compensation "say on pay" question every year.

Shares of common stock of Horizon are listed on The NASDAQ Global Select Market under the trading symbol "HBNC," and Horizon is subject to the rules of NASDAQ for listed companies.

Sarbanes–Oxley Act of 2002

Horizon is subject to the Sarbanes–Oxley Act of 2002 (the "Sarbanes–Oxley Act"), which revised the laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes–Oxley Act applies to all companies with equity or debt securities registered under the 1934 Act. In particular, the Sarbanes–Oxley Act established: (i) new requirements for audit committees, including independence, expertise and responsibilities; (i) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (ii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violation of the securities laws.

Pursuant to the final rules adopted by the SEC to implement Section 404 of the Sarbanes–Oxley Act, Horizon is required to include in each Form 10–K it files a report of management on Horizon's internal control over financial reporting. The internal control report must include a statement of management's responsibility for establishing and maintaining adequate control over financial reporting of Horizon, identify the framework used by management to evaluate the effectiveness of Horizon's internal control over financial reporting and provide management's assessment of the effectiveness of Horizon's internal control over financial reporting. This Annual Report on Form 10–K also includes an attestation report issued by Horizon's registered public accounting firm on Horizon's internal control over financial reporting.

Financial System Reform — The Dodd–Frank Act, the CFPB and the 2018 Regulatory Relief Act

The Dodd–Frank Act, which was signed into law in 2010, significantly changed the regulation of financial institutions and the financial services industry. The Dodd–Frank Act includes provisions affecting large and small financial institutions alike, including several provisions that have profoundly affected how community banks, thrifts, and small bank and thrift holding companies are regulated. Among other things, these provisions eliminated the Office of Thrift Supervision and transferred its functions to the other federal banking agencies, relaxed rules regarding interstate branching, allowed financial institutions to pay interest on business checking accounts, changed the scope of federal deposit insurance coverage and imposed new capital requirements on bank and thrift holding companies.

The Dodd–Frank Act created the Consumer Financial Protection Bureau ("CFPB") as an independent bureau within the Federal Reserve System with broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act, the Consumer Financial

Privacy provisions of the Gramm–Leach–Bliley Act and certain other statutes. In July 2011, many of the consumer financial protection functions formerly assigned to the federal banking and other designated agencies were transferred to the CFBP. The CFBP has a large budget and staff, and has the authority to implement regulations under federal consumer protection laws and enforce those laws against financial institutions. The CFPB has examination and primary enforcement authority over depository institutions with $10 billion or more in assets. Smaller institutions (like Horizon) are subject to rules promulgated by the CFPB but continue to be examined and supervised by the federal banking regulators for consumer compliance purposes. The CFPB also has authority to prevent unfair, deceptive or abusive practices in connection with offering consumer financial products. Additionally, the CFPB is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data, and promote the availability of financial services to underserved consumers and communities.

The CFPB has indicated that mortgage lending is an area of supervisory focus. The CFPB has published several final regulations impacting the mortgage industry, including rules related to ability–to–repay, mortgage servicing, escrow accounts, and mortgage loan originator compensation. The ability–to–repay rule makes lenders liable if they fail to assess a borrower's ability to repay under a prescribed test, but also creates a safe harbor for so called "qualified mortgages." Failure to comply with the ability–to–repay rule may result in possible CFPB enforcement action and special statutory damages plus actual, class action, and attorneys' fees damages, all of which a borrower may claim in defense of a foreclosure action at any time.

The CFPB also amended Regulation C to implement amendments to the Home Mortgage Disclosure Act made by the Dodd–Frank Act. The amendment added a significant number of new information collecting and reporting requirements for financial institutions, most of which became effective as of January 1, 2018.

The Dodd–Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on the operating environment of Horizon in substantial and unpredictable ways. Horizon has incurred higher operating costs in complying with the Dodd–Frank Act, and expects these higher costs to continue for the foreseeable future.

Rules promulgated in 2019 pursuant to the Regulatory Relief Act have simplified the regulatory capital calculation and have established a "Community Bank Leverage Ratio" to replace the leverage and risk–based regulatory capital ratios for those banks choosing to adopt it. In addition, the Regulatory Relief Act includes regulatory relief for community banks regarding regulatory examination cycles, call reports, the Volcker Rule (proprietary trading prohibitions), mortgage disclosures and risk weights for certain high–risk commercial real estate loans.

Horizon's management will continue to review the status of the rules and regulations adopted pursuant to the Dodd–Frank Act and the Regulatory Relief Act, particularly the Community Bank Leverage Ratio framework, and to assess their probable impact on the business, financial condition and results of operations of Horizon. At this point, Horizon Bank has not elected to opt into the Community Bank Leverage Ratio framework.

Federal Home Loan Bank ("FHLB") System

The Bank is a member of the FHLB of Indianapolis, which is one of twelve regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. The FHLB is funded primarily from funds deposited by banks and savings associations and proceeds derived from the sale of consolidated obligations of the FHLB system. It makes loans to members (*i.e.*, advances) in accordance with policies and procedures established by the Board of Directors of the FHLB. All FHLB advances must be fully secured by sufficient collateral as determined by the FHLB. The Federal Housing Finance Board ("FHFB"), an independent agency, controls the FHLB System, including the FHLB of Indianapolis.

The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate related collateral to 30% of a member's capital and limiting total advances to a member. Interest rates charged for advances vary depending upon maturity, the cost of funds to the FHLB of Indianapolis and the purpose of the borrowing.

The FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low and moderate income housing projects.

As a member of the FHLB, the Bank is required to purchase and maintain stock in the FHLB of Indianapolis in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts, or similar obligations at the beginning of each year. At December 31, 2023, the Bank's investment in stock of the FHLB of Indianapolis was $34.5 million which exceeds the required stock purchase minimum for Horizon. For the year ended December 31, 2023, dividends paid by the FHLB of Indianapolis to the Bank on the FHLB stock totaled approximately $2.3 million, for an annualized rate paid in dividends of 6.5%.

Limitations on Rates Paid for Deposits; Restrictions on Brokered Deposits

FDIC regulations restrict the interest rates that less than well–capitalized insured depository institutions may pay on deposits and also restrict the ability of such institutions to accept brokered deposits. These regulations permit a "well capitalized" depository institution to accept, renew or roll over brokered deposits without restriction, and an "adequately capitalized" depository institution to accept, renew or roll over brokered deposits with a waiver from the FDIC (subject to certain restrictions on payments of rates). The regulations prohibit an "undercapitalized" depository institution from accepting, renewing or rolling over brokered deposits. These regulations contemplate that the definitions of "well capitalized," "adequately capitalized" and "undercapitalized" will be the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of FDICIA. The Bank is a well–capitalized institution, and management does not believe that these regulations have a materially adverse effect on the Bank's current operations.

Community Reinvestment Act

Under the Community Reinvestment Act ("CRA"), the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC in connection with its examination of the Bank, to assess its record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by the Bank. For example, the regulations specify that a bank's CRA performance will be considered in its expansion proposals (e.g., branching and acquisitions of other financial institutions) and may be the basis for approving, denying or conditioning the approval of an application. As of the date of its most recent regulatory examination, the Bank was rated "satisfactory" with respect to its CRA compliance.

Gramm–Leach–Bliley Act, Financial Privacy

The Gramm–Leach–Bliley Act adopted in 1999 ("Gramm–Leach") was intended to modernize the banking industry by removing barriers to affiliation among banks, insurance companies, the securities industry and other financial service providers. Gramm–Leach was responsible for establishing a distinct type of bank holding company, known as a financial holding company, which is allowed to engage in an expanded range of financial services, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. As previously discussed, Horizon has qualified as, and elected to become, a financial holding company under the Gramm–Leach amendments to the BHC Act.

Under Gramm–Leach, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose non–public information about consumers to non–affiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to non–affiliated third parties. The privacy provisions of Gramm–Leach affect how consumer information is transmitted through diversified financial services companies and conveyed to outside vendors.

As a financial institution, the Bank handles a significant amount of sensitive data, including personal information. The Company does not disclose any non–public information about any current or former customers to anyone except as permitted by law and subject to contractual confidentiality provisions which restrict the release and use of such information.

We are also subject to guidance from the Federal Financial Institutions Examination Council ("FFIEC"), an interagency body for five federal banking regulators, with respect to such matters as data privacy, disaster recovery and cybersecurity.

Horizon continues to monitor existing and new privacy and data security laws for their impact on Horizon's business operations and its customers, including the applicability and effect of laws such as the European Union's comprehensive 2018 General Data Privacy Regulation and the California Consumer Privacy Act that went into effect on January 1, 2020.

Interchange Fees for Debit Cards

Under the Dodd–Frank Act, interchange fees for bank card transactions must be reasonable and proportional to the issuer's incremental cost incurred with respect to the transaction plus certain fraud related costs. Interchange fees are transaction fees between banks for each bank card transaction, designed to reimburse the card-issuing bank for the costs of handling and credit risk inherent in a bank credit or debit card transaction. Although institutions with total assets of less than $10 billion, like the Bank, are exempt from this requirement, regulatory pressures may, over time, require smaller depository institutions to reduce fees with respect to these bank card transactions.

Other Regulation

In addition to the matters discussed above, the Bank is subject to additional regulation of its activities, including a variety of consumer protection regulations affecting its lending, deposit and debt collection activities and regulations affecting secondary mortgage market activities. Both federal and state law extensively regulate various aspects of the banking business, such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations.

Effect of Governmental Monetary Policies

The Bank's earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Legislative Initiatives

Additional legislative and administrative actions affecting the banking industry may be considered by the United States Congress, state legislatures and various regulatory agencies. Horizon cannot predict with certainty whether such legislative or administrative action will be enacted or the extent to which the banking industry in general or Horizon and its affiliates in particular will be affected.

ITEM 1A. RISK FACTORS

An investment in Horizon's securities is subject to numerous risks and uncertainties related to our business. The material risks and uncertainties that management believes currently affect Horizon are described below, categorized as risks related to our business, risks related to the banking industry generally, and risks related to our common stock. Additional risks and uncertainties that management is not aware of or that management currently deems immaterial may also impair Horizon's business operations and its financial results. This report is qualified in its entirety by these risk factors. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our securities could decline significantly, and you could lose all or part of your investment. As a result, before making an investment decision, you should carefully consider these risks as well as information we include or incorporate by reference in this report and other filings we make with the SEC.

Some statements in the following risk factors constitute forward–looking statements. Please refer to "Forward–Looking Statements" beginning on page 3 of this Annual Report on Form 10–K.

Risks Related to Our Business

As a financial institution, we are subject to a number of risks relating to our daily business. Although we undertake a variety of efforts to manage and control those risks, many of the risks are outside of our control. Among the risks we face are the following:

- *Credit Risk* – the risk that loan customers or other parties will be unable to perform their contractual obligations;

- *Market Risk* – the risk that changes in market rates and prices will adversely affect our financial condition or results of operation;

- *Liquidity Risk* – the risk that Horizon or the Bank will have insufficient cash or access to cash to meet its operating needs;

- *Operational Risk* – the risk of financial and reputational loss resulting from fraud, inadequate or failed internal processes, cyber–security breaches, people and systems, or external events;

- *Economic Risk* – the risk that the economy in our markets could decline resulting in increased unemployment, decreased real estate values and increased loan charge–offs;

- *Compliance Risk* – the risk of additional action by our regulators or additional regulation that could hinder our ability to do business profitably;

- *Legal/Regulatory Risk* – the risk presented by the need to comply with all laws, rules and regulations from multiple regulatory agencies, including but not limited to the FDIC, CFPB, Indiana Department of Financial Institutions, Federal Reserve Bank and the Board of Governors of the Federal Reserve, and the Department of Labor; and

- *Fiduciary Risk* – the risk of failing to act in our fiduciary capacity in the best interests of the grantors and beneficiaries of trust accounts and benefit plans.

Credit Risk

Our commercial, residential mortgage and consumer loans expose us to increased credit risks.

We have a large percentage of commercial, residential mortgage and consumer loans. Commercial loans generally have greater credit risk than residential mortgage and consumer loans because repayment of these loans often depends on the successful business operations of the borrowers. Commercial real estate loans generally have greater risk because repayment of these loans is often dependent upon income being generated in amounts sufficient to cover operating costs and debt service. Both types of commercial loans also typically have much larger loan balances than residential mortgage and consumer loans. Consumer loans generally involve greater risk than residential mortgage loans because they are unsecured or secured by assets that depreciate in value. Although we undertake a variety of underwriting, monitoring and reserving protections with respect to these types of loans, there can be no guarantee that we will not suffer unexpected losses. Residential mortgage loans and consumer loans are at risk due to the continuing volatility of unemployment rates and increasing interest rates, which may adversely affect the underlying real estate and other collateral values and the ability of our borrowers to repay their loans on scheduled terms.

Our holdings of construction, land and home equity loans may pose more credit risk than other types of mortgage loans.

Construction loans, loans secured by commercial real estate and home equity loans generally entail more risk than other types of mortgage loans. When real estate values decrease, the developers to whom we lend are likely to become non–performing as developers are unable to build and sell homes in volumes large enough for orderly repayment of loans and as other owners of such real estate (including homeowners) are unable to keep up with their payments. We strive to establish what we believe are adequate reserves on our financial statements to cover the credit risk of these loan portfolios. However, there can be no assurance that losses will not exceed our reserves, and ultimately result in a material level of charge–offs, which would adversely impact our results of operations, liquidity and capital.

The allowance for credit losses on loans may prove inadequate or be negatively affected by credit risk exposures.

Our business depends on the creditworthiness of our customers. We periodically review the allowance for credit losses for adequacy considering economic conditions and trends, collateral values, and credit quality indicators, including past charge–off experience and levels of past due loans and non–performing assets. There is no certainty that the allowance for credit losses will be adequate over time to cover credit losses in the portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries or markets. If the credit quality of our customer base materially decreases, if the risk profile of a market, industry or group of customers changes materially, or if the allowance for credit losses is not adequate, our business, financial conditions, liquidity, capital, and results of operations could be materially adversely affected.

Market Risk

Changes in interest rates could adversely affect our financial condition and results of operations.

Our financial condition and results of operations are significantly affected by changes in interest rates. We can neither predict with certainty nor control changes in interest rates. These changes can occur at any time and are affected by many factors, including international, national, regional and local economic conditions, competitive and inflationary pressures and monetary policies of the Federal Reserve.

Our results of operations depend substantially on our net interest income, which is the difference between the interest income that we earn on our interest earning assets and the interest expense that we pay on our interest bearing liabilities. Our profitability depends on our ability to manage our assets and liabilities during periods of changing interest rates. If rates increase rapidly, we may have to increase the rates paid on our deposits and borrowed funds more quickly than loans and investments re–price, resulting in a negative impact on interest spreads and net interest income. The impact of rising rates could be compounded if deposit customers funds away from us into direct investments, such as U.S. Government bonds, corporate securities and other investments, including mutual funds, which, because of the absence of federal deposit insurance premiums and reserve requirements, generally pay higher rates of return than those offered by financial institutions.

We also expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest bearing liabilities will be more sensitive to changes in market interest rates than our interest earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short–term interest rates increase more than long–term interest rates or when long–term interest rates decrease more than short–term interest rates.

Changes in interest rates also could affect loan volume. For instance, an increase in interest rates could cause a decrease in the demand for mortgage loans (and other loans), which could result in a significant decline in our revenues. In addition, as market interest rates rise, the value of the Company's investment securities, particularly those that have fixed rates or longer maturities, could decrease. Increasing rates would also increase debt service requirements for some of the Bank's borrowers and may adversely affect those borrowers' ability to pay as contractually obligated and could result in additional delinquencies or charge–offs.

Conversely, should market interest rates fall below current levels, our net interest margin could also be negatively affected, as competitive pressures could keep us from further reducing rates on our deposits, and prepayments on loans may continue. Such movements may cause a decrease in our interest rate spread and net interest margin, and therefore, decrease our profitability.

We also are subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage–related securities. Increases in interest rates may decrease loan demand and/or may make it more difficult for borrowers to repay adjustable rate loans, which increases the potential for default. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on may also lead to an increase in non–performing assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on non–accrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense.

Decreases in interest rates often result in increased prepayments of loans and mortgage–related securities, as borrowers refinance their loans to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments in loans or other investments that have interest rates that are comparable to the interest rates on existing loans and securities.

We are exposed to intangible asset risk in that our goodwill may become impaired.

As of December 31, 2023, we had $168.8 million of goodwill and other intangible assets. A significant and sustained decline in our stock price and market capitalization, a significant decline in our expected future cash flows, a significant adverse change in the business climate, or slower growth rates could result in impairment of goodwill. If we were to conclude that a future write-down of our goodwill is necessary, then we would record the appropriate charge, which could be materially adverse to our operating results and financial position. For further discussion, see Notes 1 and 8, "Nature of Operations and Summary of Significant Accounting Policies" and "Goodwill and Intangible Assets," to the Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10–K for the year ended December 31, 2023.

Our mortgage lending profitability could be significantly reduced as changes in interest rates could affect mortgage origination volume and pricing for selling mortgages on the secondary market.

Currently, we sell a substantial portion of the mortgage loans we originate. The profitability of our mortgage banking operations depends in large part upon our ability to originate and sell mortgages to the secondary market at a gain. A higher interest rate environment can negatively affect the volume of loan originations and refinanced loans reducing the dollar amount of loans available to be sold to the secondary market. Higher interest rates can also negatively affect the premium received on loans sold to the secondary market as competitive pressures to originate loans can reduce pricing.

Our ability to sell mortgage loans readily is dependent upon the availability of an active secondary market for single–family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae, Freddie Mac and Ginnie Mae (the "Agencies") and other institutional and non–institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including the Agencies, are government–sponsored enterprises whose activities are governed by federal law. Any future changes in laws that significantly affect the activity of such government–sponsored enterprises could, in turn, adversely affect our operations.

Any significant impairment of our eligibility with any of the Agencies could materially and adversely affect our operations. Further, the criteria for loans to be accepted under such programs may be changed from time–to–time by the sponsoring entity which could result in a lower volume of corresponding loan originations. The profitability of participating in specific programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying loans and our costs of meeting such criteria.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock at times or at prices you find attractive.

Although our common stock is listed on the NASDAQ Global Select Market, our stock price constantly changes, and we expect our stock price to continue to fluctuate in the future. Our stock price is impacted by a variety of factors, some of which are beyond our control.

These factors include:
- variations in our operating results or the quality of our assets;
- operating results that vary from the expectations of management, securities analysts and investors;
- increases in loan losses, non–performing loans and other real estate owned;
- changes in the U.S. corporate tax rates;
- changes in expectations as to our future financial performance;
- announcements of new products, strategic developments, new technology, acquisitions and other material events by us or our competitors;
- ability to fund Horizon's assets through core deposits and/or wholesale funding;
- the operating and securities prices performance of other companies that investors believe are comparable to us;
- our inclusion on the Russell 2000 or other indices;
- actual or anticipated sales of our equity or equity–related securities;
- our past and future dividend practice;
- our creditworthiness;
- interest rates;
- the credit, mortgage and housing markets, and the markets for securities relating to mortgage or housing;
- developments with respect to financial institutions generally; and
- economic, financial, geopolitical, regulatory, congressional or judicial events that affect us or the financial markets.

In addition, the stock market in general has experienced price and volume fluctuations. The volatility has had a significant effect on the market price of securities issued by many companies and particularly those in the financial services and banking sector, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results.

Because our stock is moderately traded, it may be more difficult for you to sell your shares or buy additional shares when you desire to do so and the price may be volatile.

Although our common stock has been listed on the NASDAQ stock market since December 2001, our common stock is moderately traded. The prices of moderately traded stocks, such as ours, can be more volatile than stocks traded in a large, active public market and can be more easily impacted by sales or purchases of large blocks of stock. Moderately traded stocks are also less liquid, and because of the low volume of trades, you may be unable to sell your shares when you desire to do so.

Liquidity Risk

We are subject to liquidity risk in our operations, which could adversely affect the ability to fund various obligations.

Liquidity risk is the possibility of being unable to meet obligations as they come due, pay deposits when withdrawn, capitalized on growth opportunities as they arise, or pay dividends because of an inability to liquidate assets or obtain adequate funding on a timely basis, at a reasonable cost and within acceptable risk tolerances. Liquidity is derived primarily from retail deposit growth and retention, principal and interest payments on loans and investment securities, net cash provided from operations, and access to other funding sources. Liquidity is essential to our business. We must maintain sufficient funds to respond to the needs of depositors and borrowers. An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a material adverse effect on our liquidity.

Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn, failures of other financial institutions which reduces overall market confidence in the banking and financial services industry, or regulatory action that limits or eliminates our access to alternate funding sources. Our ability to borrow could also be impaired by factors that are nonspecific to us, such as severe disruption of the financial markets or negative expectations about the prospects for the financial services industry as a whole, as evidenced by the recent failures of certain depository institutions and the resulting market turmoil and volatility stemming from such failures.

Unrealized losses in our investment portfolio could adversely affect liquidity.

As market interest rates increased during 2022 and 2023, we have experienced increased unrealized losses within our investment portfolio. Our investment portfolio consists of obligations of the U.S. Treasury and federal agencies, obligations of state and local municipalities, federal agency mortgage obligations, private labeled mortgage–backed pools and corporate notes. Many of these instruments are particularly sensitive to interest rate fluctuations, especially long–term fixed–income securities. The unrealized losses for available for sale investments is reflected in Accumulated Other Comprehensive Income ("AOCI") on our balance sheet and reduces our book capital and tangible common equity ratio. However, unrealized losses do not affect our regulatory capital ratios.

Management continues to actively monitor the investment portfolio and does not currently anticipate the need to realize material losses from the investment portfolio, and we believe it is unlikely we would be required to sell the securities before recovery of their amortized cost bases, which may be at maturity. However, our access to liquidity sources could be affected by unrealized losses if securities within the investment portfolio must be sold at a loss or tangible capital ratios decline from an increase in unrealized losses or realized credit losses.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need to raise additional capital in the future to fund acquisitions and to provide us with sufficient capital resources and liquidity to meet our commitments, regulatory capital requirements and business needs, particularly if our asset quality or earnings were to deteriorate significantly. Although we are currently, and have historically been, "well capitalized" for regulatory purposes, in the past we have been required to maintain increased levels of capital in connection with certain acquisitions. Additionally, we periodically explore acquisition opportunities with other financial institutions, some of which are in distressed financial condition. Any future acquisition, particularly the acquisition of a significantly troubled institution or an institution of comparable size to us, may require us to raise additional capital in order to obtain regulatory approval and/or to remain well capitalized.

Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. Economic conditions and the loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter–bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve.

We cannot guarantee that such capital will be available on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, our depositors or counterparties participating in the capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Moreover, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition and results of operations and may restrict our ability to grow.

Operational Risk

Our internal controls may be ineffective, circumvented, or fail.Our internal controls may be ineffective, circumvented, or fail

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures, failure to implement any necessary improvement of controls and procedures, or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, and financial condition.Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures, failure to implement any necessary improvement of controls and procedures, or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, and financial condition.

Our information systems may experience cyber–attacks or an interruption or breach in security. Our cybersecurity systems could be inadequate or fail.

We rely heavily on internal and outsourced technologies, communications, and information systems to conduct our business. Additionally, in the normal course of business, we collect, process and retain sensitive and confidential information regarding our customers. As our reliance on technology has increased, so have the potential risks of a technology–related operational interruption (such as disruptions in our customer relationship management, general ledger, deposit, loan, or other systems) or the occurrence of cyber–attacks (such as unauthorized access to our systems, computer viruses, ransom ware, or other malicious code). These risks have increased for all financial institutions as new technologies, advancement consumer applications and the increase adoption of mobile devices, have become commonly used to conduct financial and other business transactions, during a time of increased technological sophistication of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyber–attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions, particularly denial of service attacks, which are designed to disrupt key business services, such as customer–facing web sites. Although we have programs in place related to business continuity, disaster recovery and information security to maintain the confidentiality, integrity, and availability of our systems, business applications and customer information, we are not able to anticipate or implement effective preventive measures against all cyber–security threats, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources, both domestic and foreign.

We also face risks related to cyber–attacks and other security breaches in connection with credit card and debit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks and our processors. Some of these parties have in the past been the target of security breaches and cyber–attacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyber–attacks affecting any of these third parties could impact us through no fault of our own, and in some cases, we may have exposure and suffer losses for breaches or attacks relating to them. Further cyber–attacks or other breaches in the future, whether affecting us or others, could intensify consumer concern and regulatory focus and result in reduced use of payment cards and increased costs, all of which could have a material adverse effect on our business.

To the extent we are involved in any future cyber–attacks or other breaches, we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance we maintain. We could also suffer significant damage to our reputation. Although we are insured against many of these risks, including privacy breach response costs, notification expenses, breach support and credit monitoring expenses, cyber extortion and cyber terrorism, there can be no assurances that such insurance will be sufficient to cover all costs arising from a data or information technology breach and our exposure may exceed our coverage.

Acts of terrorism or war, as well as the threat of terrorism or war, may adversely affect our results of operations, financial condition, and liquidity.

Any act of terror, sustained military campaign, or war (threat of any of the foregoing) may cause general economic decline and instability, volatility and/or weakness of U.S. and global financial markets. Historically, U.S. and global markets have been adversely impacted by political and civil unrest occurring in the Middle East, Eastern Europe, Russia, Venezuela and Asia. The current Russia and Ukraine conflict has raised similar economic and financial market concerns causing uncertainty and disruption in financial markets globally and further straining an already struggling global supply chain. Furthermore, such events have the potential to adversely impact the availability of commodities, commodity prices, and create global inflationary pressures.

As a result of any such events, the demand for our products and services may be significantly impacted and could influence the recognition of credit losses in our loan portfolio and increase our allowance for credit losses as both businesses and consumers are negatively impacted by such events and the economic uncertainty and volatility related thereto. They may also cause significant decreases in value in our investment portfolio, cause us to have to raise capital, or take other unforeseen actions to offset such effects.

The extent to which such actions may impact our business, results of operations, and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments, which are highly uncertain, including the scope and duration of such conflicts and actions taken by governmental authorities and other third parties in response thereto. Even after such conflicts subside, the U.S. and global economies often require some time to recover, the length of which is unknown.

Any continued or further negative impact on economic conditions and global markets from these developments could adversely affect our business, financial condition and liquidity.

Pandemics, other global or regional health crises or disease outbreaks, natural disasters, global climate change, acts of terrorism and global conflicts may have a negative impact on our business.

Pandemics, such as the COVID–19 pandemic, other global or regional health crises or disease outbreaks, natural disasters, global climate change, acts of terrorism, global conflicts or other similar events have in the past, and may in the future have, a negative impact on our business and operations. These events impact us negatively to the extent that they result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. In addition, these or similar events may impact economic growth negatively, which could have an adverse effect on our business and operations and may have other adverse effects on us in ways that we are unable to predict.

The preparation of our financial statements requires the use of estimates that may vary from actual results.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates that affect the financial statements. One of our most critical estimates is the level of the allowance for credit losses. Due to the inherent nature of these estimates, we cannot provide absolute assurance that we will not have to increase the allowance for loan losses and/or sustain loan losses that are significantly higher than the provided allowance.

Our mortgage warehouse and indirect lending operations are subject to a higher fraud risk than our other lending operations.

We provide credit facilities for loans originated by mortgage bankers and originate auto loans through automobile dealers. Because we must rely on the mortgage bankers and automobile dealers in making and documenting these loans, there is an increased risk of fraud to us on the part of the third–party originators and the underlying borrowers. In order to guard against this increased risk, we perform investigations on the mortgage companies and other third parties who originate loans we purchase, and we review the loan files and loan documents we purchase to attempt to detect any irregularities or legal noncompliance. However, there is no guarantee that our procedures will detect all cases of fraud or legal noncompliance.

We rely on other companies to provide key components of our business infrastructure.

Third–party vendors provide key components of our business infrastructure, including Internet connections, mobile and internet banking, statement processing, loan document preparation, network access and transaction and other processing services. Although we have selected these third–party vendors carefully, we do not control their actions. Any problems caused by these third parties, including as a result of inadequate or interrupted service or breach of customer information, could adversely affect our ability to deliver products and services to our customers and otherwise to conduct our business. In addition, any breach in customer information could affect our reputation and cause legal liability and a loss of business. Replacing these third–party vendors also could result in significant delay and expense.

The loss of key members of our senior management team and our lending teams could affect our ability to operate effectively.

We depend heavily on the services of our existing senior management team to carry out our business and investment strategies. As we continue to grow and expand our business and our locations, products and services, we will increasingly need to rely on our senior management team's experience, judgment and expertise. We also depend heavily on our experienced and effective lending teams and their respective special market insights, including, for example, our agricultural lending specialists. In addition to the importance of retaining our lending team, we will also need to continue to attract and retain qualified banking personnel at all levels. Competition for such personnel is intense in our geographic market areas. If we are unable to attract and retain an effective lending team and other talented people, our business could suffer. The loss of the services of any senior management personnel or the inability to recruit and retain qualified lending and other personnel in the future, could have a material adverse effect on our consolidated results of operations, financial condition and prospects.

Our inability to continue to process large volumes of transactions accurately could adversely impact our business and financial results.

We process large volumes of transactions on a daily basis and are exposed to numerous types of operational risk. Operational risk resulting from inadequate or failed internal processes, people and systems includes the risk of fraud by persons inside or outside Horizon, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, and breaches of the internal control system and compliance requirements. This risk of loss also includes the potential legal actions that could arise as a result of the operational deficiency or as a result of noncompliance with applicable regulatory standards. Accordingly, if systems of internal control should fail to work as expected, if systems are used in an unauthorized manner, or if employees subvert the system of internal controls, significant losses could result.

We establish and maintain systems of internal operational controls that are designed to provide us with timely and accurate information about our level of operational risk. While not foolproof, these systems have been designed to manage operational risk at appropriate, cost–effective levels. Procedures also exist that are designed to ensure that policies relating to conduct, ethics and business practices are followed. If these systems fail, significant losses could result.

While we continually monitor and improve the system of internal controls, data processing systems and corporate–wide processes and procedures, there can be no assurance that future losses will not occur.

Potential acquisitions may disrupt our business and dilute stockholder value.

We periodically evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial service companies. We generally seek merger or acquisition partners that are culturally similar and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. Acquiring other banks, businesses, or branch involves various risks commonly associated with acquisitions, including, among other things:
- potential exposures to unknown or contingent liabilities of the target company;
- exposure to potential asset quality issues of the target company;
- potential disruption to our business;
- potential diversion of our management's time and attention away from day–to–day operations;
- the possible loss of key employees, business and customers of the target company;
- difficulty in estimating the value of the target company; and
- potential problems in integrating the target company's data processing and ancillary systems, customers and employees with ours.

As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving the payment of cash or the issuance of our debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. To the extent we were to issue additional shares of common stock in any such transaction, our current shareholders would be diluted and such an issuance may have the effect of decreasing our stock price, perhaps significantly. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations.

In addition, merger and acquisition costs incurred by Horizon may temporarily increase operating expenses.

Economic Risk

An economic slowdown in our primary market areas could affect our business.

Our primary market area for deposit and loans consists of northern and central Indiana and southern and central Michigan. An economic slowdown could hurt our business and the possible consequences of such a downturn could include the following:
- increases in loan delinquencies and foreclosures;
- declines in the value of real estate and other collateral securing loans;
- an increase in loans charged off;
- an increase in expense to fund loan loss reserves;
- an increase in collection costs;

- a decline in the demand for our products and services; and
- an increase in non–accrual loans and other real estate owned.

Recent negative developments affecting the banking industry, and resulting media coverage, have eroded customer confidence in the banking system and could have a material effect on our operations and/or stock price.

High–profile 2023 bank failures including Silicon Valley Bank, Signature Bank and First Republic Bank have generated significant market volatility among publicly traded bank holding companies and, in particular, regional banks. These market developments have negatively impacted customer confidence in the safety and soundness of financial institutions, as well as have caused significant disruption, volatility and reduced valuations of equity and other securities of banks in the capital markets. These events occurred during a period of rapidly rising interest rates which, among other things, has resulted in unrealized losses in longer duration securities and loans held by banks, more competition for bank deposits and may increase the risk of a potential recession. These market developments have caused general uncertainty and concern regarding the liquidity adequacy of the banking industry and in particular, regional banks like Horizon. As a result, customers may choose to maintain deposits with larger financial institutions or invest in higher yielding short–term fixed income securities, all of which could materially adversely impact our liquidity, loan funding capacity, net interest margin, capital and results of operations. In connection with high–profile bank failures, uncertainty and concern has been, and may be in the future, compounded by advances in technology that increase the speed at which deposits can be moved, as well as the speed and reach of media attention, including social media, and its ability to disseminate concerns or rumors, in each case potentially exacerbating liquidity concerns. While the Department of the Treasury, the Federal Reserve, and the FDIC have made statements ensuring that depositors of these recently failed banks would have access to their deposits, including previously uninsured deposit accounts, there is no guarantee that such actions will be successful in restoring customer confidence in regional banks and the banking system more broadly.

The soundness of other financial institutions could adversely affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default by our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations or earnings.

Instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on our results of operations and financial condition.

Instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on our results of operations and financial condition. The macroeconomic environment in the United States is susceptible to global events and volatility in financial markets. For example, global demand for products continues to exceed supply during the economic recovery from the COVID–19 pandemic, creating significant inflationary pressures which, in turn, may adversely impact consumer and business confidence and regional and global economic conditions, as well as our financial condition and results of operations. In addition, trade negotiations between the U.S. and other nations remain uncertain and could adversely impact economic and market conditions for Horizon and its clients and counterparties.

Legal/Regulatory/Compliance Risk

As a public company, we face the risk of shareholder lawsuits and other related or unrelated litigation, particularly if we experience declines in the price of our common stock. We have been named as a party to purported class action and derivative lawsuits, and we may be named in additional litigation, all of which could require significant management time and attention and result in significant legal expenses.

As described in detail below in "Item 3 - Legal Proceedings," on April 20, 2023, a putative class action was filed against the Company and two of its officers in the U.S. District Court for the Eastern District of New York, which asserts claims under §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 alleging, among other things, the Company made materially false and misleading statements and failed to disclose material adverse facts which allegedly resulted in harm to a putative class of purchasers of our securities from March 9, 2022 and March 10, 2023. Derivative lawsuits have also been filed against the Company, as nominal defendant, and two of our officers and ten of our directors arising from the same events, alleging, among other things, breach of the officers and directors' fiduciary duties. Regardless of the merits, the expense of defending such litigation may have a substantial impact if our insurance carriers fail to cover the full cost of the litigation, and the time required to defend the actions could divert management's attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. An unfavorable outcome in such litigation could have a material adverse effect on our business, financial condition, results of operations and cash flows. The derivative lawsuits have been consolidated and stayed pending resolution of any motion to dismiss in the putative class action. Based on our initial review of these actions, management believes that the Company has strong defenses to the claims and intends to vigorously defend against them.

Any regulatory examination scrutiny or new regulatory requirements arising from the recent events in the banking industry could increase the Company's expenses and affect the Company's operations.

The Company also anticipates increased regulatory scrutiny – in the course of routine examinations and otherwise – and new regulations directed towards banks of similar size to the Bank, designed to address the recent negative developments in the banking industry, all of which may increase the Company's costs of doing business and reduce its profitability. As primarily a commercial bank, the Bank has a higher percentage of uninsured deposits compared to primarily retail focused banks. As a result, the Bank could face increased scrutiny or be viewed as higher risk by regulators and the investor community.

We may be exposed to risk of environmental liabilities with respect to real property to which we take title.

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties (including liabilities for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination), or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property.

We are subject to extensive regulation and changes in laws and regulatory policies could adversely affect our business.

Our operations are subject to extensive regulation by federal and state agencies. See "Regulation and Supervision" in the description of our Business in Item 1 of Part I of this report for detailed information on the laws and regulations to which we are subject. Many of these regulations are intended to protect depositors, the public or the FDIC insurance funds, not shareholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. Changes in applicable laws, regulations or regulator policies can materially affect our business. The likelihood of any major changes in the future and their effects are impossible to predict. As an example, the Bank could experience higher credit losses because of federal or state legislation or by regulatory or bankruptcy court action that reduces the amount the Bank's borrowers are otherwise contractually required to pay under existing loan contracts. Also, the Bank could experience higher credit losses because of federal or state legislation or regulatory action that limits its ability to foreclose on property or other collateral or makes foreclosure less economically feasible.

We face other risks from recent actions of the U.S. Treasury and the Internal Revenue Service. In November 2016, these agencies issued a Notice making captive insurance company activities "transactions of interest" due to the potential for tax avoidance or evasion. We have a captive insurance company and it is not certain at this point how the Notice may impact us on our operation of the captive insurance company as a risk management tool.

Legislation enacted in recent years, together with additional actions announced by the U.S. Treasury and other regulatory agencies, continue to develop. It is not clear at this time what impact legislation and liquidity and funding initiatives of the U.S. Treasury and other bank regulatory agencies, and additional programs that may be initiated in the future, will have on the financial markets and the financial services industry.

We may also face compliance risks arising from the new and growing body of privacy and data security laws enacted by foreign governments, such as the European Union's comprehensive 2018 General Data Privacy Regulation, and by U.S. state governments, such as the California Consumer Privacy Act that went into effect on January 1, 2020.

Provisions in our articles of incorporation, our by–laws, and Indiana law may delay or prevent an acquisition of us by a third party.

Our articles of incorporation and by–laws and Indiana law contain provisions that have certain anti–takeover effects. While the purpose of these provisions is to strengthen the negotiating position of the board of directors in the event of a hostile takeover attempt, the overall effects of these provisions may be to render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our shares, and the removal of incumbent directors and key management.

Our articles of incorporation provide for a staggered board, which means that only one–third of our board can be replaced by shareholders at any annual meeting. Our articles also provide that our directors may only be removed without cause by shareholders owning 70% or more of our outstanding common stock.

Our articles also preempt Indiana law with respect to business combinations with a person who acquires 10% or more of our common stock and provide that such transactions are subject to independent and super–majority shareholder approval requirements unless certain pricing and board pre–approval requirements are satisfied.

Our by–laws do not permit cumulative voting of shareholders in the election of directors, allowing the holders of a majority of our outstanding shares to control the election of all our directors, and our directors are elected by plurality voting; although, under our newly adopted Director Resignation Policy, directors not receiving a majority of the votes cast in an uncontested election are required to submit a resignation, which our Board has the discretion to accept or reject. Our by–laws also establish detailed procedures that shareholders must follow if they desire to nominate directors for election or otherwise present issues for consideration at a shareholders' meeting.

These and other provisions of our governing documents and Indiana law are intended to provide the board of directors with the negotiating leverage to achieve a more favorable outcome for our shareholders in the event of an offer for the Company. However, there is no assurance that these same anti–takeover provisions could not have the effect of delaying, deferring or preventing a transaction or a change in control that shareholders might believe to be in their best interests.

Fiduciary Risk

Our prior role as a trustee for employee stock ownership plans ("ESOPs") may expose us to increased risk of litigation due to heightened scrutiny of this role by the U.S. Department of Labor and the plaintiffs' bar.

Prior to September 30, 2021, we acted as an independent trustee for corporate ESOP plans throughout the U.S. Over the last several years, the U.S. Department of Labor and the plaintiffs' bar have been aggressively targeting ESOP trustees and transactions on a variety of fronts, including valuations and the amount that ESOP trustees pay to buy back stock from selling shareholders, as well as the indemnity agreements commonly used by ESOP companies to protect ESOP trustees from undue risk and liability exposure. In December 2021, Horizon reached a mediation settlement with the U.S. Department of Labor concerning ESOP valuations and sale transactions relating to ESOPs for which we acted as trustee. On September 30, 2021, we sold our ESOP trustee business to a third party. Despite exiting this line of business and our settlement with the U.S. Department of Labor with respect to many of our prior engagement, we may still be exposed to an increased risk of litigation from the U.S. Department of Labor and the plaintiffs' bar for these historical activities.

General Risks

We continually encounter technological changes.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology–driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements, and we may not be able to effectively implement new technology–driven products and services at the same speed at which our competitors do (or not at all) or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We face intense competition in all phases of our business from other banks, financial institutions and non–banks.
The banking and financial services business in most of our markets is highly competitive. Our competitors include large banks, local community banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market mutual funds, credit unions, neo–banks (a digital or mobile–only bank that exists without any physical bank branches), and other non–bank financial and digital service providers, many of which have greater financial, marketing and technological resources than we do. Many of these competitors are not subject to the same regulatory restrictions that we are and may be able to compete more effectively as a result.

Also, technology and other changes have lowered barriers to entry and made it possible for customers to complete financial transactions using neo–banks, non–banks and financial technology ("FinTech") companies that historically have involved banks at one or both ends of the transaction. These entities now offer products and services traditionally provided by banks and often at lower costs. The wide acceptance of Internet–based commerce has resulted in a number of alternative payment processing systems, and deposit and lending platforms in which banks play only minor roles. For example, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. Use of emerging alternative payment platforms, such as Apple Pay, Google Pay, and PayPal can alter consumer credit card behavior and consequently impact our interchange fee income.

The continuing process of eliminating banks as intermediaries, known as "disintermediation," will likely result in the loss of additional fee income, as well as the loss of customer deposits and the related income generated from those deposits. The effects of disintermediation are also likely to continue to negatively impact the lending activities of traditional banks because of the fast growing number of FinTech companies that use software and technology to deliver mortgage lending and other financial services with fewer employees. A related risk is the migration of bank personnel away from the traditional bank environments into neo–banks, FinTech companies and other non–banks.

Increased competition in our markets may result in a decrease in the amounts of our loans and deposits, reduced spreads between loan rates and deposit rates or loan terms that are more favorable to the borrower. Any of these results could have a material adverse effect on our ability to maintain our earnings record, grow our loan portfolios and obtain low–cost funds. If increased competition causes us to significantly discount the interest rates we offer on loans or increase the amount we pay on deposits, our net interest income could be adversely impacted. If increased competition causes us to change our underwriting standards, we could be exposed to higher losses from lending activities. Additionally, many of our competitors are larger in total assets and capitalization and have greater access to capital markets.

Horizon is also experiencing an increase in competition to acquire other banks, due to the overall strength of financial institutions and their high capital levels. In addition, credit unions, private equity groups, and FinTech companies are now actively pursuing small bank acquisitions. Increased competition for bank acquisitions may slow Horizon's ability to grow earning assets at comparable historical growth rates.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

The Board established the Cyber Security Committee of the Board in December 2022 to augment the Board's oversight with cybersecurity focus and expertise and to complement the risk framework activities of the Enterprise Risk Management and Credit Policy Committee. The Cyber Security Committee considers risks associated with Horizon's overall cyber security and information technology programs; information technology audits; the security risk insurance that Horizon maintains for information technology, cyber security and privacy risks; Horizon's information security training programs; and compliance with all rules and regulations and risk control policies and procedures relating to information technology and cyber security.

Pursuant to the Cyber Security Committee Charter, the Cyber Security Committee is required to meet at least three times per year and report to the Board annually. The Cyber Security Committee met three times in 2023. In addition, the Cyber Security Committee Charter provides that a majority of the Cyber Security Committee's voting members must qualify as independent directors under SEC rules and NASDAQ listing standards. During 2023, 80% of the Cyber Security Committee's members qualified as independent.

Horizon's senior management briefs the Cyber Security Committee at each Cyber Security Committee meeting (see below for detailed discussion). In 2023, Horizon's information technology/cyber security program was audited by Horizon's internal and external auditors. The Cyber Security Committee Charter is posted on Horizon's website at www.horizonbank.com in the section headed "About Us – Investor Relations – Corporate Information" under the caption "Corporate Governance."

Through Horizon's enterprise risk management framework and reporting functions, the Board, its Committees and Management assess and manage cybersecurity risks created by cybersecurity threats. Horizon's Vice President, Information Security and Audit Information Security officer ("Information Security Officer") provides an annual Information Security Program report to the Board and as needed when cybersecurity risk is elevated. Horizon's Senior Vice President, Senior Technology Officer is a member of the Cyber Security Committee and reports on cyber security risks at each meeting a minimum of three times a year. The Senior Vice President, Senior Technology Officer reports to the Executive Vice President, Senior Operations Officer, who also is a member of the Cyber Security Committee. For independence, the Information Security Officer reports to Horizon's Senior Vice President,

Senior Auditor and Compliance Officer. Horizon's risk escalation framework requires progressive escalation of cyber security risks to Management and its Committees, then to Board Committees and, ultimately, to the Board.

Management's Operations Committee meets monthly and provides oversight and governance of the technology and cyber security programs. The Senior Vice President, Senior Technology Officer and Information Security Officer are members of this committee and report monthly on the technology and cyber security programs. The Senior Vice President, Senior Technology Officer also is a member of Management's Enterprise Risk & Disclosure Committee, which meets a minimum of four times a year, to report on the technology and cyber security programs.

Horizon engages in regular assessments of its infrastructure, software systems, and network architecture, using internal cybersecurity experts and third–party specialists. It also maintains a third–party risk management program designed to identify, assess, and manage risk, including cybersecurity risks, associated with external service providers and our supply chain.

The Executive Vice President, Senior Operations Officer has 34 years of experience in operations and technology with an educational background in Business Administration. In the role of Senior Bank Operations Officer and Executive for the past 23 years, she oversees and works closely with Horizon's technology and security teams to develop and implement robust security measures to protect the Bank's systems, networks, and customer data. The Senior Bank Operations Officer stays current on the latest industry trends and emerging cyber threats through publications, webinars, seminars and banking association training around cyber security. She also collaborates with external agencies, such as law enforcement and regulatory bodies, to address cyber threats and ensure compliance with industry best practices.

The Senior Vice President, Senior Technology Officer has 27 years of experience in information technology, with the last 12 as the information technology leader for the Bank. He holds a Bachelor's Degree in Computer Science. He is an active member of FS–ISAC's Mergers an Acquisition Working Group, and a named author of their 2023 "Cybersecurity Best Practices in Mergers, Acquisitions and Divestiture Deals" publication. He also serves as an advisory member of the Indiana Governor's Executive Council on Cybersecurity. He attends numerous industry training sessions including those put on by the SANS Institute, PaloAlto, Cisco, Microsoft, the Cybersecurity and Infrastructure Security Agency (CISA), and FS–ISAC.

The Vice President, Information Security and Audit Information Security Officer has 27 years as an IT Professional, with the last 8 as the cybersecurity leader for Horizon Bank with an education background in Technology. He has achieved numerous certifications throughout his career including the Microsoft Certified Systems Engineer (MCSE) and Certified Novell Engineering (CNE 5/6), and has demonstrated a continued commitment to excellence and has attained certification as a Certified Information Systems Security Professional (CISSP) issued by ISC2 in 2022. Through continuous learning and professional development, the Information Security Officer has honed his expertise in cybersecurity frameworks, threat detection, incident response, and risk management. He also serves as a member of the Indiana Bankers Association (IBA) Cyber Security Committee and attends numerous industry training sessions including those put on by Microsoft, FS–ISAC, SANS Institute.

Notwithstanding our defensive measures and processes, the threat posed by cyber–attacks is severe. Our internal systems, processes, and controls are designed to mitigate loss from cyberattacks and, while we have experienced cybersecurity incidents in the past, to date, risks from cybersecurity threats have not materially affected our Company. See Item 1A. Risk Factors for further discussion of risks related to cyber security in Horizon's 2023 Annual Report on Form 10–K filed with the Securities and Exchange Commission.

ITEM 2. PROPERTIES

The main office and full service branch of Horizon and the Bank is located at 515 Franklin Street, Michigan City, Indiana. The building located across the street from the main office of Horizon and the Bank, at 502 Franklin Street, houses the credit administration, operations, purchasing, and information technology departments of the Bank. In addition to these principal facilities, the Bank has 70 sales offices located in various cities and towns in northern and central Indiana and southern and central Michigan. Horizon maintains such branches and offices as it believes are necessary for the convenience of its customers and the community, and Horizon frequently assesses the suitability of all its business locations.

Horizon owns all of its facilities except for a leased office in Grand Rapids, Michigan.

ITEM 3. LEGAL PROCEEDINGS

As of April 20, 2023, a putative class action lawsuit entitled Chad Key, et al. v. Horizon Bancorp, Inc., et al., Case No. 1:23-cv-02961 ("Securities Action") was filed against the Company and two of its officers in the U.S. District Court for the Eastern District of New York. The Securities Action asserts claims under §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 alleging, among other things, the Company made materially false and misleading statements and failed to disclose material adverse facts which allegedly resulted in harm to a putative class of purchasers of our securities from March 9, 2022 and March 10, 2023.

As of (1) August 28, 2023, a lawsuit related to the Securities Action was filed by Sally Hundley, derivatively on behalf of the Company, against the Company, as nominal defendant, and 2 of the Company's officers and 10 of its directors and (2) August 31, 2023, a lawsuit also related to the Securities Action was filed by Aziz Chowdhury, derivatively on behalf of the Company, against the Company, as nominal defendant, and 2 of the Company's officers and 10 of its directors (the "Derivatives Actions") in the U.S. District Court for the Eastern District of New York. The Derivative Actions allege, among other things, breach of the officers and directors' fiduciary duties. The Derivative Actions have been consolidated and stayed pending resolution of any motion to dismiss in the Securities Action.

Based on our initial review of these actions, management believes that the Company has strong defenses to the claims and intends to vigorously defend against them. As of December 31, 2023, no liabilities related to the above matters were recorded because we have concluded such liabilities are not probable and the amounts of such liabilities are not reasonably estimable.

In addition to the matters described above, from time to time, Horizon and its subsidiaries are involved in various legal proceedings incidental to the conduct of their business. Management does not expect that the outcome of any such proceedings will have a material adverse effect on our consolidated financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

SPECIAL ITEM: INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Thomas M. Prame	54	President of Horizon and the Bank since August 15, 2022; Executive Vice President at First Midwest Bancorp from May 2012 to March 2022. As previously disclosed, on January 17, 2023, the Board approved the appointment of Thomas M. Prame to serve as the Chief Executive Officer of both Horizon and the Bank, effective as of June 1, 2023.
Mark E. Secor	57	Executive Vice President of Horizon since January 2014; Chief Financial Officer and Executive Vice President of Horizon and the Bank since January 2009; Vice President, Chief Investment and Asset Liability Manager from June 2007 to January 2009; Chief Financial Officer of St. Joseph Capital Corp., Mishawaka, Indiana from 2004 to 2007. On November 7, 2023, Horizon announced a succession plan for its Chief Financial Officer. Horizon and Mark E. Secor have agreed that he will transition from his role as Executive Vice President and Chief Financial Officer ("CFO") of Horizon and the Bank. Mr. Secor will continue in the role of Executive Vice President and Chief Financial Officer until a successor is appointed and support the transition process through April 30, 2024. Horizon has initiated a search process to identify Horizon's next CFO.
Kathie A. DeRuiter	62	Executive Vice President of Horizon and Senior Bank Operations Officer since January 2014; Senior Vice President, Senior Bank Operations Officer from January 2003 to January 2014; Vice President, Senior Bank Operations Officer from January 2000 to January 2003.
Todd A. Etzler	57	Executive Vice President and General Counsel since January 2021; Senior Vice President and General Counsel from July 2018 to December 2020; Vice President and General Counsel from March 2017 to July 2018; Corporate Secretary since January 2018. General Counsel of Family Express Corporation from July 2011 to March 2017.
Lynn M. Kerber	55	Executive Vice President and Senior Commercial Credit Officer since January 2021; Senior Vice President and Senior Commercial Credit Officer from May 2018 to December 2020; Executive Vice President and Chief Risk Officer, Chemical Financial Corporation June 2015 to August 2017; President of the Chemical Bank Foundation 2013 to 2017.

All officers are appointed annually by the Board of Directors of Horizon and the Bank, as applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock and Related Stockholder Matters

Horizon common stock is traded on the NASDAQ Global Select Market under the symbol "HBNC."

The approximate number of holders of record of Horizon's outstanding common stock as of March 14, 2024 was 1,383.

The Equity Compensation Plan Information table appears under the caption "Equity Compensation Plan Information" in Item 12 below and is incorporated herein by reference.

Repurchases of Securities

There were no purchases by the Company of its common stock during the fourth quarter of 2023.

Performance Graph

The SEC requires Horizon to include a line graph comparing Horizon's cumulative five–year total shareholder returns on the common shares with market and industry returns over the past five years. S&P Global Market Intelligence prepared the following graph. The return represented in the graph assumes the investment of $100 on December 31, 2018, and further assumes reinvestment of all dividends. The Company's common stock began trading on the NASDAQ Global Market on February 1, 2007, and on the NASDAQ Global Select Market on January 2, 2014. Prior to that date, the common stock was traded on the NASDAQ Capital Market.



Index	December 31 2018	December 31 2019	December 31 2020	December 31 2021	December 31 2022	December 31 2023
Horizon Bancorp, Inc.	100.00	123.69	107.78	145.97	109.09	109.56
Russell 2000 Index	100.00	125.53	150.58	172.90	137.56	160.85
S&P U.S. SmallCap Banks Index	100.00	125.46	113.94	158.62	139.85	140.55

Source: S&P Global Market Intelligence
© 2023

HORIZON BANCORP, INC.

The following chart compares the change in market price of Horizon's common stock since December 31, 2018 to that of publicly traded banks in Indiana and Michigan with assets greater than $500 million, excluding the reinvestment of dividends.



Index	December 31 2018	December 31 2019	December 31 2020	December 31 2021	December 31 2022	December 31 2023
Horizon Bancorp, Inc.	100.00	120.41	100.51	132.13	95.56	90.68
Indiana Banks [1]	100.00	114.06	104.26	130.42	116.22	111.53
Michigan Banks [1]	100.00	112.31	107.02	143.18	120.22	117.48

[1] Excludes merger targets

Source: S&P Global Market Intelligence
© 2023

ITEM 6. RESERVED

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Horizon is a registered bank holding company incorporated in Indiana and headquartered in Michigan City, Indiana. Horizon provides a broad range of banking services in northern and central Indiana and southern and central Michigan through its bank subsidiary, Horizon Bank. Horizon operates as a single segment, which is commercial banking. Horizon's common stock is traded on the NASDAQ Global Select Market under the symbol HBNC. The Bank was founded in 1873 as a national association, and it remained a national association until its conversion to an Indiana commercial bank effective June 23, 2017. The Bank is a full–service commercial bank offering commercial and retail banking services, corporate and individual trust and agency services, and other services incident to banking.

Fourth Quarter and Full Year 2023 Highlights

- Commercial loan growth totaled $85.7 million, increasing by 13.1% annualized during the quarter and 8.4% since December 31, 2022. Total loans were $4.42 billion at period end, increasing by 5.2% annualized during the quarter and 6.1% since December 31, 2022.

- Deposits remained resilient, totaling $5.7 billion at period end, compared to $5.7 billion on September 30, 2023 and decreased 3.3% since December 31, 2022.

- Net interest margin increased to 2.43% compared to 2.41% in the linked quarter. Interest income was $42.3 million compared to $42.1 million in the linked quarter.

- Cash totaled $526.5 million at period end, providing significant flexibility to drive future net interest margin growth through deployment into higher yielding assets throughout 2024.

- Excellent asset quality with net charge–offs representing 0.05% of average loans for the year, delinquent loans representing 0.38% of total loans at period end and non–performing loans representing 0.44% of total loans at period end, with the increase in provision during the year primarily attributable to loan growth.

- In December, the Company announced a balance sheet repositioning that included the sale of $382.7 million in lower-yielding securities and the surrender of $113.9 million of bank owned life insurance ("BOLI") policies. For the quarter, the Company recorded a net loss of $25.2 million, or $0.58 per diluted share. Excluding the $38.7 million after-tax impact of the balance sheet repositioning and approximately $705,000 in extraordinary expenses associated with previously disclosed staffing changes, the launch of Horizon Equipment Finance and the expansion of the Bank's treasury management capabilities, adjusted net income was $14.1 million, or $0.33 per diluted share, in the quarter. (See the "Non–GAAP Reconciliation of Net Income" table below.) This compared to third quarter 2023 net income of $16.2 million, or $0.37 per diluted share.

- Horizon continues to maintain cash at the holding company level representing approximately eight quarters of dividend payments and fixed costs.

Critical Accounting Policies

The Notes to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10–K for 2023 contain a summary of the Company's significant accounting policies. Certain of these policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management has identified the allowance for credit losses, goodwill and intangible assets, mortgage servicing rights, derivative instruments and valuation measurements as critical accounting policies.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Allowance for Credit Losses

The allowance for credit losses on loans and leases ("ACL") replaces the allowance for loan and lease losses as a credit accounting estimate, as of January 1, 2020 with the adoption of ASU 2016–13, *Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.*

The allowance for credit losses represents management's best estimate of current expected credit losses over the life of the portfolio of loans and leases. Estimating credit losses requires judgment in determining loan specific attributes impacting the borrower's ability to repay contractual obligations. Other factors such as economic forecasts used to determine a reasonable and supportable forecast, prepayment assumptions, the value of underlying collateral, and changes in size composition and risks within the portfolio are also considered.

The allowance for credit losses is assessed at each balance sheet date and adjustments are recorded in the provision for credit losses. The allowance is estimated based on loan level characteristics using historical loss rates, a reasonable and supportable economic forecast. Loan losses are estimated using the fair value of collateral for collateral–dependent loans, or when the borrower is experiencing financial difficulty such that repayment of the loan is expected to be made through the operation or sale of the collateral. Loan balances considered uncollectible are charged–off against the ACL. Assets purchased with credit deterioration ("PCD") represent assets that are acquired with evidence of more than insignificant credit quality deterioration since origination at the acquisition date. At acquisition, the allowance for credit losses on PCD assets is booked directly to the ACL. Any subsequent changes in the ACL on PCD assets is recorded through the provision for credit losses. Management believes that the ACL is adequate to absorb the expected life of loan credit losses on the portfolio of loans and leases as of the balance sheet date. Actual losses incurred may differ materially from our estimates.

Allowance for Credit Losses on Off–Balance Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The Company determines the estimated amount of expected credit extensions based on historical usage to calculate the amount of exposure for a loss estimate and has recorded an allowance.

Allowance for Credit Losses on Available for Sale Securities

For available for sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For debt securities available for sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recorded in other comprehensive income.

Changes in the ACL are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the available for sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Allowance for Credit Losses on Held to Maturity Securities

For held to maturity securities, the Company conducts an assessment of its held to maturity securities at the time of purchase and on at least an annual basis to ensure such investment securities remain within appropriate levels of risk and continue to perform satisfactorily in fulfilling its obligations. The Company considers, among other factors, the nature of the securities and credit ratings or financial condition of the issuer. If available, the Company obtains a credit rating for issuers from the Nationally Recognized Statistical Rating Organization ("NRSRO") for consideration. If this assessment indicates that a material credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss.

Goodwill and Intangible Assets

Management believes that the accounting for goodwill and other intangible assets also involves a higher degree of judgment than most other significant accounting policies. FASB ASC 350–10 establishes standards for the amortization of acquired intangible assets and impairment assessment of goodwill. At December 31, 2023, Horizon had core deposit intangibles of $13.6 million subject to amortization and $155.2 million of goodwill, which is not subject to amortization. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. Horizon's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of Horizon to provide quality, cost effective banking services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. A decrease in earnings resulting from a decline in the customer base or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill that could adversely affect earnings in future periods. FASB ASC 350–10 requires an annual evaluation of goodwill for impairment.

At each reporting date between annual goodwill impairment tests, Horizon considers potential indicators of impairment. Impairment indicators considered comprised the condition of the economy and banking industry; government intervention and regulatory updates; the impact of recent events to financial performance and cost factors of the reporting unit; performance of the Company's stock and other relevant events. Horizon further considered the amount by which fair value exceeded book value in the most recent quantitative analysis and stress testing performed. At the conclusion of the assessment, the Company determined that as of December 31, 2023, it was more likely than not that the fair value exceeded its carrying value. Horizon will continue to monitor overall economic conditions and any other triggering events or circumstances that may indicate an impairment of goodwill in the future.

Mortgage Servicing Rights

Servicing assets are recognized as separate assets when rights are acquired through purchase or through the sale of financial assets on a servicing–retained basis. Capitalized servicing rights are amortized into non–interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated regularly for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying servicing rights by predominant characteristics, such as interest rates, original loan terms and whether the loans are fixed or adjustable rate mortgages. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market–based assumptions. When the book value of an individual stratum exceeds its fair value, an impairment reserve is recognized so that each individual stratum is carried at the lower of its amortized book value or fair value. In periods of falling market interest rates, accelerated loan prepayment can adversely affect the fair value of these mortgage–servicing rights relative to their book value. In the event that the fair value of these assets was to increase in the future, Horizon can recognize the increased fair value to the extent of the impairment allowance but cannot recognize an asset in excess of its amortized book value. Future changes in management's assessment of the impairment of these servicing assets, as a result of changes in observable market data relating to market interest rates, loan prepayment speeds, and other factors, could impact Horizon's financial condition and results of operations either positively or negatively.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Generally, when market interest rates decline and other factors favorable to prepayments occur, there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid, the anticipated cash flows associated with servicing that loan are terminated, resulting in a reduction of the fair value of the capitalized mortgage servicing rights. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, Horizon utilizes a third–party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates and other factors, including Horizon's own historical prepayment experience. For purposes of model valuation, estimates are made for each product type within the mortgage servicing rights portfolio on a monthly basis. In addition, on a quarterly basis Horizon engages a third party to independently test the value of its servicing asset.

Derivative Instruments

As part of the Company's asset/liability management program, Horizon utilizes, from time–to–time, interest rate floors, caps or swaps to reduce the Company's sensitivity to interest rate fluctuations. These are derivative instruments, which are recorded as assets or liabilities in the consolidated balance sheets at fair value. Changes in the fair values of derivatives are reported in the consolidated income statements or other comprehensive income ("OCI") depending on the use of the derivative and whether the instrument qualifies for hedge accounting. The key criterion for the hedge accounting is that the hedged relationship must be highly effective in achieving offsetting changes in those cash flows that are attributable to the hedged risk, both at inception of the hedge and on an ongoing basis.

Horizon's accounting policies related to derivatives reflect the guidance in FASB ASC 815–10. Derivatives that qualify for the hedge accounting treatment are designated as either: a hedge of the fair value of the recognized asset or liability or of an unrecognized firm commitment (a fair value hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge). For fair value hedges, the cumulative change in fair value of both the hedge instruments and the underlying loans is recorded in non–interest income. For cash flow hedges, changes in the fair values of the derivative instruments are reported in OCI to the extent the hedge is effective. The gains and losses on derivative instruments that are reported in OCI are reflected in the consolidated income statement in the periods in which the results of operations are impacted by the variability of the cash flows of the hedged item. Generally, net interest income is increased or decreased by amounts receivable or payable with respect to the derivatives, which qualify for hedge accounting. At inception of the hedge, Horizon establishes the method it uses for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The ineffective portion of the hedge, if any, is recognized currently in the consolidated statements of income. Horizon excludes the time value expiration of the hedge when measuring ineffectiveness.

Valuation Measurements

Valuation methodologies often involve a significant degree of judgment, particularly when there are no observable active markets for the items being valued. Investment securities and derivatives are carried at fair value, as defined in FASB ASC 820, which requires key judgments affecting how fair value for such assets and liabilities is determined. In addition, the outcomes of valuations have a direct bearing on the carrying amounts of goodwill, mortgage servicing rights, and pension and other post–retirement benefit obligations. To determine the values of these assets and liabilities, as well as the extent to which related assets may be impaired, management makes assumptions and estimates related to discount rates, asset returns, prepayment speeds and other factors. The use of different discount rates or other valuation assumptions could produce significantly different results, which could affect Horizon's results of operations.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Analysis of Financial Condition

Horizon's total assets were $7.9 billion as of December 31, 2023, an increase of $68.0 million from December 31, 2022. The increase was primarily in cash and due from banks of $403.0 million and in net loans of $260.1 million, offset by decreases in investment securities of $527.4 million and cash value of life insurance of $110.0 million.

Investment Securities

Investment securities carrying values totaled $2.5 billion at December 31, 2023, and consisted of Treasury and federal agency securities of $351.6 million (14.1%); state and municipal securities of $1.4 billion (55.8%); federal agency mortgage–backed pools of $460.9 million and federal agency collateralized mortgage obligations of $54.9 million (20.7%); private labeled mortgage–backed pools of $32.3 million (1.3%); and corporate securities of $200.7 million (8.1%).

As indicated above, 20.7% of the investment portfolio consists of mortgage–backed securities and collateralized mortgage obligations. These instruments are secured by residential mortgages of varying maturities. Principal and interest payments are received monthly as the underlying mortgages are repaid. These payments also include prepayments of mortgage balances as borrowers either sell their homes or refinance their mortgages. Therefore, mortgage–backed securities and collateralized mortgage obligations have maturities that are stated in terms of average life. The average life is the average amount of time that each dollar of principal is expected to be outstanding. As of December 31, 2023, the mortgage–backed securities and collateralized mortgage obligations in the investment portfolio had an average duration of just under 7 years. Securities that have interest rates above current market rates are purchased at a premium.

Available for sale municipal securities are priced by a third party using a pricing grid which estimates prices based on recent sales of similar securities. All municipal securities are investment grade or local non–rated issues. A credit review is performed annually on the municipal securities portfolio.

At December 31, 2023 and 2022, 22.0% and 33.0%, respectively, of investment securities were classified as available for sale. Securities classified as available for sale are carried at their fair value, with both unrealized gains and losses recorded, net of tax, directly to stockholders' equity. Net depreciation on these securities totaled $87.4 million, which resulted in a balance of $69.0 million, net of tax, included in stockholders' equity at December 31, 2023. This compared to net depreciation on securities which totaled $110.7 million, net of tax, included in stockholders' equity at December 31, 2022.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy is also established which requires an entity to maximize the use of observable and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities.

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

When quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. There are no Level 1 securities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Treasury and Federal agency securities, State and municipal securities, Federal agency collateralized mortgage obligations, Federal agency mortgage-backed pools and corporate notes. For Level 2 securities, Horizon uses a third party service to determine fair value. In performing the valuations, the pricing service relies on models that consider security–specific details as well as relevant industry and economic factors. The most significant of these inputs are quoted market prices, interest rate spreads on relevant benchmark securities and

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

certain prepayment assumptions. To verify the reasonableness of the fair value determination by the service, Horizon has a portion of the Level 2 securities priced by an independent securities broker–dealer.

Unrealized gains and losses on available for sale securities, deemed temporary, are recorded, net of income tax, in a separate component of accumulated other comprehensive income on the balance sheet.

The following is a schedule of maturities of each categories of available for sale and held to maturity debt securities and the related weighted–average yield of such securities as of December 31, 2023:

(dollars in thousands)	One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale								
U.S. Treasury and federal agencies[1]	$ 3,764	0.82 %	$ 38,921	1.44 %	$ 19,983	2.17 %	$ 1,709	1.81 %
State and municipal	195	0.51 %	32,334	1.90 %	104,704	2.30 %	166,797	3.10 %
Federal agency collateralized mortgage obligations[2]	—	— %	921	3.04 %	—	— %	2,659	3.61 %
Federal agency mortgage-backed pools[2]	—	— %	11,661	3.38 %	5,825	2.61 %	119,811	2.05 %
Private labeled mortgage-backed pools[2]	—	— %	—	— %	—	— %	—	— %
Corporate notes	1,448	3.45 %	18,396	2.69 %	16,516	4.29 %	1,607	— %
Total available for sale	5,407	1.52 %	102,233	2.05 %	147,028	2.52 %	292,583	2.65 %
Held to maturity								
U.S. Treasury and federal agencies[1]	8,054	2.10 %	95,481	1.68 %	84,004	2.45 %	58,421	2.93 %
State and municipal	25,115	3.01 %	116,905	3.40 %	86,835	3.37 %	710,506	3.04 %
Federal agency collateralized mortgage obligations[2]	—	— %	—	— %	—	— %	43,479	2.40 %
Federal agency mortgage-backed pools[2]	—	— %	3,886	2.80 %	124,040	2.36 %	147,102	2.20 %
Private labeled mortgage-backed pools[2]	—	— %	—	— %	—	— %	27,734	2.91 %
Corporate notes	—	— %	3,969	3.15 %	133,227	4.45 %	—	— %
Total held to maturity	33,169	2.79 %	220,241	2.64 %	428,106	3.23 %	987,242	2.88 %
Total investment securities	$ 38,576	2.61 %	$322,474	2.45 %	$575,134	3.05 %	$1,279,825	2.82 %

[1] Fair value is based on contractual maturity or call date where a call option exists

[2] Maturity based upon final maturity date

The weighted–average interest rates are based on coupon rates for securities purchased at par value an on effective interest rates considering amortization or accretion if the securities were purchased at a premium or discount. Yields are not presented on a tax–equivalent basis.

As a member of the Federal Home Loan Bank system, Horizon is required to maintain an investment in the common stock of the Federal Home Loan Bank. The investment in common stock is based on a predetermined formula. At December 31, 2023 and 2022, Horizon had investments in the common stock of the Federal Home Loan Bank totaling $34.5 million and $26.7 million, respectively.

At December 31, 2023, Horizon did not maintain a trading account.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

For more information about securities, see Note 3 – Securities to the Consolidated Financial Statements at Item 8.

Total Loans

Total loans, net of deferred fees/costs, the principal earning asset of the Bank, were $4.4 billion at December 31, 2023. The current level of total loans increased 6.3% from the December 31, 2022, level of $4.1 billion primarily due to an increase in commercial, consumer and residential mortgage loans, offset by a decrease in residential construction and mortgage warehouse loans during the year. The table below provides comparative detail on the loan categories.

	December 31, 2023	December 31, 2022	Dollar Change	Percent Change
Commercial				
Owner occupied real estate	$ 640,731	$ 594,562	$ 46,169	7.8 %
Non–owner occupied real estate	1,273,838	1,187,077	86,761	7.3 %
Residential spec homes	13,489	10,838	2,651	24.5 %
Development & spec land	34,039	27,358	6,681	24.4 %
Commercial and industrial	712,863	647,587	65,276	10.1 %
Total commercial	2,674,960	2,467,422	207,538	8.4 %
Real estate				
Residential mortgage	654,295	612,551	41,744	6.8 %
Residential construction	26,841	40,741	(13,900)	(34.1)%
Mortgage warehouse	45,078	69,529	(24,451)	(35.2)%
Total real estate	726,214	722,821	3,393	0.5 %
Consumer				
Direct installment	52,366	56,614	(4,248)	(7.5)%
Indirect installment	399,946	500,549	(100,603)	(20.1)%
Home equity	564,144	410,592	153,552	37.4 %
Total consumer	1,016,456	967,755	48,701	5.0 %
Total loans	4,417,630	4,157,998	259,632	6.2 %
Allowance for loan losses	(50,029)	(50,464)	435	(0.9)%
Loans, net	$ 4,367,601	$ 4,107,534	$ 260,067	6.3 %

The acceptance and management of credit risk is an integral part of the Bank's business as a financial intermediary. The Bank has established underwriting standards including a policy that monitors the lending function through strict administrative and reporting requirements as well as an internal loan review of commercial, residential real estate and consumer loans. The Bank also uses an independent third–party loan review function that regularly reviews asset quality.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Changes in the mix of the loan portfolio averages are shown in the following table.

	December 31, 2023	December 31, 2022	December 31, 2021
Commercial	$ 2,498,453	$ 2,280,553	$ 2,155,018
Real estate	675,520	621,163	591,395
Mortgage warehouse	54,798	89,409	206,932
Consumer	1,011,166	850,667	679,712
Total average loans	$ 4,239,937	$ 3,841,792	$ 3,633,057

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table presents the maturity distribution of our loan portfolio as December 31, 2023. The table also presents the portion of loans that have fixed interest rates or variable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index.

	Due in One Year or Less	After One, but Within Five Years	After Five, but Within Fifteen Years	After Fifteen Years	Total
Commercial	$ 403,193	$ 1,108,871	$ 1,039,478	$ 123,418	$ 2,674,960
Real estate	1,252	10,979	53,770	615,135	681,136
Mortgage warehouse	45,078	—	—	—	45,078
Consumer	13,191	300,139	219,307	483,819	1,016,456
Total	$ 462,714	$ 1,419,989	$ 1,312,555	$ 1,222,372	$ 4,417,630
Loans with fixed interest rates:					
Commercial	$ 140,081	$ 740,362	$ 365,557	$ 56,826	$ 1,302,826
Real estate	1,235	10,356	31,516	358,388	401,495
Mortgage warehouse	—	—	—	—	—
Consumer	9,324	281,406	204,320	22,228	517,278
Total	$ 150,640	$ 1,032,124	$ 601,393	$ 437,442	$ 2,221,599
Loans with variable interest rates:					
Commercial	$ 263,112	$ 368,509	$ 673,921	$ 66,592	$ 1,372,134
Real estate	17	623	22,254	256,747	279,641
Mortgage warehouse	45,078	—	—	—	45,078
Consumer	3,867	18,733	14,987	461,591	499,178
Total	$ 312,074	$ 387,865	$ 711,162	$ 784,930	$ 2,196,031

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Commercial Loans

Commercial loans totaled $2.67 billion, or 60.6% of total loans as of December 31, 2023, compared to $2.47 billion, or 59.3% as of December 31, 2022. The increase during 2023 was due to growth in all types of commercial loans.

Commercial loans consisted of the following types of loans at December 31:

	December 31, 2023			December 31, 2022		
	Number	Amount	Percent of Portfolio	Number	Amount	Percent of Portfolio
SBA guaranteed	258	$ 54,806	2.0 %	268	$ 56,650	2.3 %
Municipal government	69	101,676	3.8 %	73	85,520	3.5 %
Lines of credit	1,467	590,943	22.1 %	1,507	561,995	22.8 %
Real estate and equipment	5,313	1,927,535	72.1 %	5,261	1,763,257	71.4 %
Total	7,107	$ 2,674,960	100.0 %	7,109	$ 2,467,422	100.0 %

At December 31, 2023, the commercial loan portfolio held $270.2 million of adjustable rate loans that had interest rate floors in the terms of the note. Of the commercial loans with interest rate floors, loans totaling $52.3 million were at their floor at December 31, 2023.

The Bank's commercial loan portfolio consists generally of approximately 27% commercial and industrial loans and approximately 73% commercial real estate loans. Commercial loans are originated in the primary geographic markets of Indiana and Michigan.

Commercial and industrial loans typically are comprised of loans to finance working capital, equipment and titled vehicles. The top five segments with the commercial and industrial portfolio as of December 31, 2023 as a percentage of total commercial loans were finance and insurance; individuals and other services; manufacturing; health care and education; and real estate rental and leasing, with the highest concentration in finance and insurance at approximately 5% of total commercial loans.

Owner occupied real estate loans are comprised of loans secured by the real estate for the business operator's facilities such as their office, warehouse, manufacturing facility or medical offices. The top five segments within the owner occupied real estate portfolio as of December 31, 2023 as a percentage of total commercial loans were health care and education; individuals and other services; real estate rental and leasing; retail trade; and manufacturing with the highest concentration in health care and education at approximately 6% of total commercial loans.

Non–owner occupied real estate loans are categorized as loans reliant on the leasing and/or operation of the underlying real estate for repayment. The top five segments within the non–owner occupied real estate portfolio as of December 31, 2023 as a percentage of total commercial loans were lessor's of mutli–family; warehouse and industrial; retail; hospitality; and non–medical offices with the highest concentration in lessor's of mutli–family at approximately 10% of total commercial loans.

Management actively monitors commercial and industrial loans and commercial real estate loans by NAICS code, geography and real estate sector. Commercial real estate loans are managed to internal portfolio limits for certain real estate categories, as well as regulatory concentration limits based on Tier 1 capital plus allowance for credit losses, percent of portfolio and comparison to peer data. The Bank also utilizes external data sources to monitor commercial real estate segment and market trends.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Residential Real Estate Loans

Residential real estate loans totaled $681.1 million, or 15.4% of total loans as of December 31, 2023, compared to $653.3 million, or 15.7% of total loans as of December 31, 2022. This category consists of home mortgages that generally require a loan to value of no more than 80%. Some special guaranteed or insured real estate loan programs do permit a higher loan to collateral value ratio. The increase during 2023 was primarily due to jumbo fixed rate loan growth that are held on the balance sheet, as variable rate loans remained flat during the year.

In addition to the customary real estate loans described above, the Bank also had outstanding on December 31, 2023, $478.7 million in home equity lines of credit compared to $346.8 million at December 31, 2022. Credit lines normally limit the loan to collateral value to no more than 89%. Home equity credit lines are primarily not combined with a first mortgage and are therefore evaluated in the allowance for loan losses as a separate pool. These loans are classified as consumer loans in the Loans table above and in Note 4 of the Consolidated Financial Statements at Item 8.

Residential real estate lending is a highly competitive business. As of December 31, 2023, the real estate loan portfolio reflected a wide range of interest rates and repayment patterns, but could generally be categorized as follows:

	December 31, 2023			December 31, 2022		
	Amount	Percent of Portfolio	Yield	Amount	Percent of Portfolio	Yield
Fixed rate						
Monthly payment	$ 402,038	59.0 %	4.06 %	$ 375,185	57.4 %	3.76 %
Adjustable rate						
Monthly payment	279,098	41.0 %	4.98 %	278,107	42.6 %	4.21 %
Subtotal	681,136	100.0 %	4.44 %	653,292	100.0 %	3.95 %
Loans held for sale	1,418			5,807		
Total real estate loans	$ 682,554			$ 659,099		

In addition to the real estate loan portfolio, the Bank originates and sells real estate loans and retains the servicing rights. During 2023 and 2022, approximately $142.8 million and $221.9 million, respectively, of residential mortgages were sold into the secondary market. Loans serviced for others are not included in the consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled approximately $1.5 billion and $1.5 billion at December 31, 2023 and 2022.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2023, totaled approximately $19.9 million compared to the carrying value of $18.8 million. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

	December 31, 2023	December 31, 2022	December 31, 2021
Mortgage servicing rights			
Balances, January 1	$ 18,619	$ 17,780	$ 17,644
Servicing rights capitalized	1,220	3,184	4,209
Amortization of servicing rights	(1,032)	(2,345)	(4,073)
Balances, December 31	18,807	18,619	17,780
Impairment allowance			
Balances, January 1	—	(2,594)	(5,172)
Additions	—	—	—
Reductions	—	2,594	2,578
Balances, December 31	—	—	(2,594)
Mortgage servicing rights, net	$ 18,807	$ 18,619	$ 15,186

Mortgage Warehouse Loans

Horizon's mortgage warehousing lending has specific mortgage companies as customers of Horizon Bank. Individual mortgage loans originated by these mortgage companies are funded as a secured borrowing with a pledge of collateral under Horizon's agreement with the mortgage company. Each mortgage loan funded by Horizon undergoes an underwriting review by Horizon to the end investor guidelines and is assigned to Horizon until the loan is sold to the secondary market by the mortgage company. In addition, Horizon takes possession of each original note and forwards such note to the end investor once the mortgage company has sold the loan. At the time a loan is transferred to the secondary market, the mortgage company reacquires the loan under its option within the agreement. Due to the reacquire feature contained in the agreement, the transaction does not qualify as a sale and therefore is accounted for as a secured borrowing with a pledge of collateral pursuant to the agreement with the mortgage company. When the individual loan is sold to the end investor by the mortgage company, the proceeds from the sale of the loan are received by Horizon and used to pay off the loan balance with Horizon along with any accrued interest and any related fees. The remaining balance from the sale is forwarded to the mortgage company. These individual loans typically are sold by the mortgage company within 30 days and are seldom held more than 90 days. Interest income is accrued during this period and collected at the time each loan is sold. Fee income for each loan sold is collected when the loan is sold and no costs are deferred due to the term between each loan funding and related payoff, which is typically less than 30 days.

Based on the agreements with each mortgage company, at any time a mortgage company can reacquire from Horizon its outstanding loan balance on an individual mortgage and regain possession of the original note. Horizon also has the option to request that the mortgage company reacquire an individual mortgage. Should this occur, Horizon would return the original note and reassign the assignment of the mortgage to the mortgage company. Also, in the event that the end investor would not be able to honor the purchase commitment and the mortgage company would not be able to reacquire its loan on an individual mortgage, Horizon would be able to exercise its rights under the agreement. The greatest risk related to these loans is transaction and fraud risk. During 2023, Horizon processed approximately $1.4 billion in mortgage warehouse loans.

At December 31, 2023, the mortgage warehouse loan balance was $45.1 million compared to $69.5 million as of December 31, 2022.

Consumer Loans

Consumer loans totaled $1.0 billion, or 23.0% of total loans as of December 31, 2023, compared to $967.8 million, or 23.3% as of December 31, 2022. The increase during 2023 was due to growth in home equity lines of credit primarily attributable to approximately $124.9 million of purchased home equity lines of credit as the indirect loan portfolio declined $100.6 million.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Allowance and Provision for Credit Losses

The table below provides an allocation of the year–end allowance for credit losses on loans by loan portfolio segment; however, allocation of a portion of the allowance to one segment does not preclude its availability to absorb losses in other segments.

	Amount of Allowance Allocated	Percent of Loans in Each Category to Total Loans	Total Loans	Ratio of Allowance Allocated to Loans in Each Category
December 31, 2023				
Commercial	$ 29,736	60.6 %	$ 2,674,960	1.11 %
Real estate	2,503	15.4 %	681,136	0.37 %
Mortgage warehouse	481	1.0 %	45,078	1.07 %
Consumer	17,309	23.0 %	1,016,456	1.70 %
Total	$ 50,029	100.0 %	$ 4,417,630	1.13 %
Excluding PPP loans	$ 50,029		$ 4,417,535	1.13 %
December 31, 2022				
Commercial	$ 32,445	59.3 %	$ 2,467,422	1.31 %
Real estate	5,577	15.7 %	653,292	0.85 %
Mortgage warehouse	1,020	1.7 %	69,529	1.47 %
Consumer	11,422	23.3 %	967,755	1.18 %
Total	$ 50,464	100.0 %	$ 4,157,998	1.21 %
Excluding PPP loans	$ 50,464		$ 4,157,781	1.21 %

At December 31, 2023, the allowance for credit losses was $50.0 million, or 1.13% of total loans outstanding, compared to $50.5 million, or 1.21%, at December 31, 2022. During 2023, a provision for credit losses on loans was recorded totaling $2.1 million compared to a release of provision for credit losses totaling $2.2 million in 2022.

Horizon assesses the adequacy of its Allowance for Credit Losses ("ACL") by regularly reviewing the performance of all of its loan portfolios. As a result of its quarterly reviews, a provision for credit losses is determined to bring the total ACL to a level called for by the analysis. Horizon's reserve includes allocations for potential future loan losses related to economic factors and the nature and characteristics of its loan portfolios.

No assurance can be given that Horizon will not, in any particular period, sustain loan losses that are significant in relation to the amount reserved, or that subsequent evaluations of the loan portfolio, in light of factors then prevailing, including economic conditions and management's ongoing quarterly assessments of the portfolio, will not require increases in the allowance for credit losses. Horizon considers the allowance for credit losses to be adequate to cover losses inherent in the loan portfolio as of December 31, 2023.

Non–performing Loans

Non–performing loans are defined as loans that are greater than 90 days delinquent or have had the accrual of interest discontinued by management. From time to time, the Bank obtains information which may lead management to believe that the collection of payments may be doubtful on a particular loan. In recognition of such, it is management's policy to convert the loan from an "earning asset" to a non–accruing loan. Further, it is management's policy to place a commercial loan on non–accrual status when delinquent in excess of 90 days or management has determined that the borrower's ability to continue to make payments is in doubt. The officer responsible for the loan, Executive Vice President and Chief Commercial Banking Officer, Senior Vice President Commercial Credit Officer and the Vice President Senior Commercial Workout Manager review all loans placed on non–accrual status. Management continues to work diligently toward returning non–performing loans to an earning asset basis.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–performing loans for the previous three years ending December 31 are as follows:

(dollars in thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Non–performing loans			
Commercial			
More than 90 days past due	$ —	$ —	$ —
Non–accrual	7,362	8,493	6,621
Trouble debt restructuring – accruing	—	837	603
Trouble debt restructuring – non–accrual	—	—	285
Real estate			
More than 90 days past due	—	43	66
Non–accrual	8,058	5,479	5,626
Trouble debt restructuring – accruing	—	1,391	1,421
Trouble debt restructuring – non–accrual	—	1,210	892
Mortgage warehouse			
More than 90 days past due	—	—	—
Non–accrual	—	—	—
Trouble debt restructuring – accruing	—	—	—
Trouble debt restructuring – non–accrual	—	—	—
Consumer			
More than 90 days past due	559	49	79
Non–accrual	4,290	3,658	2,715
Trouble debt restructuring – accruing	—	342	367
Trouble debt restructuring – non–accrual	—	338	344
Total non–performing loans	20,269	21,840	19,019
Other real estate owned and repossessed collateral			
Commercial	1,124	1,881	2,861
Real estate	182	107	695
Mortgage warehouse	—	—	—
Consumer	205	152	5
Total other real estate owned and repossessed collateral	1,511	2,140	3,561
Total non–performing assets	$ 21,780	$ 23,980	$ 22,580

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–performing loans totaled 39.2%, 40.2% and 47.0% of the allowance for credit losses at December 31, 2023, 2022 and 2021, respectively. Non–performing loans at December 31, 2023 totaled $20.3 million, a decrease from a balance of $21.8 million as of December 31, 2022 and an increase from a balance of $19.0 million as of December 31, 2021. The level of non–performing loans in 2023 remained consistent when compared to prior years.

Non–performing loans as a percentage of total loans was 0.46% as of December 31, 2023, a decrease from 0.53% as of December 31, 2022 and December 31, 2021.

	Non–Performing Loans		Percent of Non–Performing Loans in Each Category to Total Loans	Total Loans	
December 31, 2023					
Commercial	$	7,362	0.28 %	$	2,674,960
Real estate		8,058	1.18 %		681,136
Mortgage warehouse		—	0.00 %		45,078
Consumer		4,849	0.48 %		1,016,456
Total	$	20,269	0.46 %	$	4,417,630
Excluding PPP loans	$	20,269	0.46 %	$	4,417,535
Allowance for credit losses on loans	$	50,029			
Ratio of allowance for credit losses on loans to non–performing loans		246.83 %			
December 31, 2022					
Commercial	$	9,330	0.38 %	$	2,467,422
Real estate		8,123	1.24 %		653,292
Mortgage warehouse		—	0.00 %		69,529
Consumer		4,387	0.45 %		967,755
Total	$	21,840	0.53 %	$	4,157,998
Excluding PPP loans	$	21,840	0.53 %	$	4,157,781
Allowance for credit losses on loans	$	50,464			
Ratio of allowance for credit losses on loans to non–performing loans		231.06 %			

Other Real Estate Owned ("OREO") totaled $1.2 million on December 31, 2023, a decrease of $759,000 from December 31, 2022 and a decrease of $2.4 million from December 31, 2021. On December 31, 2023, OREO was comprised of six properties, three of these properties were bank owned properties from branch closures and three properties were residential.

No mortgage warehouse loans were non–performing or OREO as of December 31, 2023, 2022 or 2021.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Deferred Tax

Horizon had a net deferred tax asset totaling $33.5 million as of December 31, 2023 and a net deferred tax asset of $40.3 million as of December 31, 2022. The following table shows the major components of deferred tax:

	December 31, 2023	December 31, 2022
Assets		
Allowance for credit losses	$ 12,546	$ 12,762
Net operating loss and tax credits	9,592	9,313
Director and employee benefits	2,471	2,019
Unrealized loss on AFS securities and cash flow hedge	17,706	28,230
Basis in partnership equity investments	1,322	—
Capital loss carryover	5,201	—
Other	2,856	555
Total assets	51,694	52,879
Liabilities		
Depreciation	(4,512)	(4,599)
State tax	(253)	(262)
Federal Home Loan Bank stock dividends	(365)	(368)
Difference in basis of intangible assets	(4,545)	(4,440)
Fair value adjustment on acquisitions	(2,142)	(2,807)
Other	(1,131)	(68)
Total liabilities	(12,948)	(12,544)
Valuation allowance	(5,201)	—
Net deferred tax asset/(liability)	$ 33,545	$ 40,335

Deposits

The primary source of funds for the Bank comes from the acceptance of demand and time deposits. However, at times the Bank will use its ability to borrow funds from the Federal Home Loan Bank and other sources when it can do so at interest rates and terms that are more favorable than those required for deposited funds or loan demand is greater than the ability to grow deposits. Total deposits were $5.7 billion at December 31, 2023, compared to $5.9 billion at December 31, 2022.

Average deposits and rates by category for the three years ended December 31 are as follows:

	Average Balance Outstanding for the Years Ended December 31			Average Rate Paid for the Years Ended December 31		
	2023	2022	2021	2023	2022	2021
Non–interest bearing demand deposits	$ 1,181,233	$ 1,332,937	$ 1,188,275			
Interest bearing demand deposits	1,749,674	1,971,567	1,651,060	1.26 %	0.28 %	0.09 %
Savings deposits	841,644	940,499	779,325	0.61 %	0.13 %	0.05 %
Money market	756,092	810,083	815,081	2.52 %	0.45 %	0.15 %
Time deposits	1,151,178	791,519	652,284	3.44 %	0.95 %	0.75 %
Total deposits	$ 5,679,821	$ 5,846,605	$ 5,086,025			

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

The $166.8 million decrease in average deposits during 2023 was primarily due to the increase in rates during 2023 creating a competitive deposit environment, in addition to deposits leaving the banking system for alternative investment options. The transactional accounts average balances, as the lower cost funding sources, decreased $526.4 million and the average balances for higher cost time deposits increased $359.7 million. Horizon continually enhances its interest bearing consumer and commercial demand deposit products based on local market conditions and its need for funding to support various types of assets.

As of December 31, 2023 and 2022, approximately $2.6 billion and $2.4 billion, respectively, or our deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for Horizon Bank's regulatory reporting requirements.

Certificates and other time deposits for both retail and brokered maturing in years ending December 31 are as follows:

	Retail	Brokered	Total
2024	$ 961,848	$ 151,636	$ 1,113,484
2025	34,614	9,224	43,838
2026	12,004	—	12,004
2027	7,286	—	7,286
2028	3,070	—	3,070
Thereafter	57	—	57
	$ 1,018,879	$ 160,860	$ 1,179,739

Certificates of deposit of $250,000 or more, which are considered to be rate sensitive and are not considered a part of core deposits, mature as follows as of December 31, 2023:

Due in three months or less	$ 220,003
Due after three months through six months	148,487
Due after six months through one year	238,954
Due after one year	25,402
	$ 632,846

Interest expense on time certificates of $250,000 or more was approximately $16.7 million, $4.2 million and $1.4 million for 2023, 2022 and 2021.

Off–Balance Sheet Arrangements

As of December 31, 2023, Horizon did not have any off–balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off–balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party and under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Capital Resources

Horizon has no material commitments for capital expenditures as of December 31, 2023. Horizon's sources of funds and liquidity are discussed below in the section captioned "Liquidity" in this Item 7.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Results of Operations

Net Income

Consolidated net income was $28.0 million, or $0.64 per diluted share, in 2023, $93.4 million or $2.14 per diluted share in 2022, and $87.1 million or $1.98 per diluted share in 2021. The decrease in net income from the previous year reflects a decrease in net interest income of $23.8 million, a decrease in non–interest income of $35.5 million, an increase in non–interest expense of $3.1 million and an increase in credit loss expense of $4.3 million, offset by a decrease in income tax expense of $1.2 million. The decrease in diluted earnings per share compared to the previous year reflects a decrease in net income and an increase in diluted shares. Adjusted net income for the year ended December 31, 2023 was $66.5 million, or $1.54 diluted earnings per share, compared to $92.8 million, or $2.13 diluted earnings per share, for the year ended December 31, 2022. (See the "Non–GAAP Reconciliation of Net Income and Diluted Earnings per Share" table under the heading "Use of Non–GAAP Financial Measures" below for the definition of adjusted net income.)

Net Interest Income

The largest component of income is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities, and interest expense, principally on deposits and borrowings. Changes in the net interest income are the result of changes in volume and the net interest spread which affects the net interest margin. Volume refers to the average dollar levels of interest earning assets and interest bearing liabilities. Net interest spread refers to the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities. Net interest margin refers to net interest income divided by average interest earning assets and is influenced by the level and relative mix of interest earning assets and interest bearing liabilities.

Net interest income during 2023 was $175.7 million, a decrease of $23.8 million, or 11.9%, compared to the $199.5 million earned in 2022. Yields on the Company's interest earning assets increased by 94 basis points to 4.44% during 2023 from 3.50% in 2022. Interest income increased $76.3 million to $312.3 million for 2023 from $236.0 million in 2022. This increase was due to the overall increase in interest rates during 2023 and the increase in the average balance of interest earning assets of $258.0 million.

Interest expense increased $100.0 million from $36.5 million in 2022 to $136.6 million in 2023. This increase was due to the overall increase in interest rates during 2023 and the increase in average balance of interest bearing liabilities of $439.3 million. The increase in rates paid on interest bearing liabilities of 164 basis points was greater than the increase in the yield of interest earning assets of 94 basis points that resulted in a decrease in the net interest margin of 43 basis points from 2.98% for 2022 to 2.55% in 2023. Excluding interest income recognized from acquisition–related purchase accounting adjustments and a swap termination fee, the margin would have been 2.51% for 2023 compared to 2.93% for 2022. Management believes that the current level of interest rates is driven by external factors and therefore impacts the results of the Company's net interest margin.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

The following table presents the average balances of our assets, liabilities, and stockholders' equity, and the related weighted average yields and rates on our interest earning assets and interest bearing liabilities for the periods indicated.

	Twelve Months Ended December 31, 2023			Twelve Months Ended December 31, 2022			Twelve Months Ended December 31, 2021		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets									
Interest earning assets									
Federal funds sold	$ 82,865	$ 4,442	5.36 %	$ 62,211	$ 165	0.27 %	$ 398,528	$ 535	0.13 %
Interest earning deposits	12,930	525	4.06 %	13,596	141	1.04 %	25,993	160	0.62 %
Investment securities – taxable	1,658,160	34,410	2.08 %	1,700,418	33,202	1.95 %	884,244	14,437	1.63 %
Investment securities – non–taxable[1]	1,236,607	28,384	2.91 %	1,356,045	29,025	2.71 %	1,086,942	23,246	2.71 %
Loans receivable[2][3][4]	4,244,893	244,544	5.79 %	3,845,137	173,500	4.53 %	3,639,454	155,732	4.30 %
Total interest earning assets[1]	7,235,455	312,305	4.44 %	6,977,407	236,033	3.50 %	6,035,161	194,110	3.33 %
Non–interest earning assets									
Cash and due from banks	102,535			99,885			89,993		
Allowance for loan losses	(49,774)			(52,606)			(56,798)		
Other assets	581,412			509,229			445,895		
Total average assets	$7,869,628			$7,533,915			$6,514,251		
Liabilities and Stockholders' Equity									
Interest bearing liabilities									
Interest bearing deposits	$4,498,588	$85,857	1.91 %	$4,513,668	$17,809	0.39 %	$3,897,750	$ 7,867	0.20 %
Borrowings	1,154,714	39,514	3.42 %	696,584	11,938	1.71 %	425,214	4,546	1.07 %
Repurchase agreements	137,153	2,964	2.16 %	141,048	527	0.37 %	123,675	155	0.13 %
Subordinated notes	58,764	3,511	5.97 %	58,819	3,522	5.99 %	58,672	3,522	6.00 %
Junior subordinated debentures issued to capital trusts	57,137	4,715	8.25 %	56,899	2,719	4.78 %	56,657	2,215	3.91 %
Total interest bearing liabilities	5,906,356	136,561	2.31 %	5,467,018	36,515	0.67 %	4,561,968	18,305	0.40 %
Non–interest bearing liabilities									
Demand deposits	1,181,233			1,332,937			1,188,275		
Accrued interest payable and other liabilities	75,765			50,330			51,886		
Stockholders' equity	706,274			683,630			712,122		
Total average liabilities and stockholders' equity	$7,869,628			$7,533,915			$6,514,251		
Net interest income/spread		$175,744	2.13 %		$199,518	2.83 %		$175,805	2.93 %
Net interest income as a percent of average interest earning assets[1]			2.55 %			2.98 %			3.03 %

[1] Horizon has no foreign office and, accordingly, no assets or liabilities to foreign operations. Horizon's subsidiary bank had no funds invested in Eurodollar Certificates of Deposit at December 31, 2023.

[2] Yields are presented on a tax–equivalent basis.

[3] Non–accruing loans for the purpose of the computations above are included in the daily average loan amounts outstanding. Loan totals are shown net of unearned income and deferred loan fees.

[4] Net loan fees included in interest on loans aggregated $7.9 million, $11.0 million and $19.8 million in 2023, 2022 and 2021, respectively.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Net interest income during 2022 was $199.5 million, an increase of $23.7 million, or 13.5%, over the $175.8 million earned in 2021. Yields on the Company's interest earning assets increased by 17 basis points to 3.50% during 2022 from 3.33% in 2021. Interest income increased $41.9 million to $236.0 million for 2022 from $194.1 million in 2021. This increase was due to the overall increase in interest rates during 2022 and the increase in the average balance of interest earning assets of $942.2 million.

Interest expense increased $18.2 million from $18.3 million in 2021 to $36.5 million in 2022. This increase was due to the overall increase in interest rates during 2022 and the increase in the average balance of interest bearing liabilities of $905.1 million. The increase in rates paid on interest bearing liabilities of 27 basis points was greater than the increase in the yield of interest earning assets of 17 basis points that resulted in a decrease in the net interest margin of 5 basis points from 3.03% for 2021 to 2.98% in 2022. Excluding interest income recognized from acquisition–related purchase accounting adjustments and prepayment penalties on borrowings, the margin would have been 2.93% for 2022 compared to 2.96% for 2021.

	2023 - 2022			2022 - 2021		
	Total Change	Change Due To Volume	Change Due To Rate	Total Change	Change Due To Volume	Change Due To Rate
Interest Income						
Federal funds sold	$ 4,277	$ 73	$ 4,204	$ (370)	$ (655)	$ 285
Interest earning deposits	384	(7)	391	(19)	(97)	78
Investment securities – taxable	1,208	(840)	2,048	18,765	15,480	3,285
Investment securities – non–taxable	(641)	(3,364)	2,723	5,779	7,291	(1,512)
Loans receivable	71,044	19,478	51,566	17,768	9,087	8,681
Total interest income	76,272	15,340	60,932	41,923	31,106	10,817
Interest Expense						
Interest bearing deposits	68,048	(59)	68,107	9,942	1,412	8,530
Borrowings	27,576	10,962	16,614	7,392	3,800	3,592
Repurchase agreements	2,437	(15)	2,452	372	25	347
Subordinated notes	(11)	(3)	(8)	—	9	(9)
Junior subordinated debentures issued to capital trusts	1,996	11	1,985	504	9	495
Total interest expense	100,046	10,896	89,150	18,210	5,255	12,955
Net interest income	$ (23,774)	$ 4,444	$ (28,218)	$ 23,713	$ 25,851	$ (2,138)

Credit Loss Expense

Horizon assesses the adequacy of its ACL by regularly reviewing the performance of its loan portfolios. Credit loss expense totaled $2.5 million in 2023 compared to a recovery of $1.8 million in 2022. Total loan net charge–offs were $2.2 million, which included commercial loan net charge–offs of $580,000, residential mortgage loan net recoveries of $34,000 and consumer loan net charge–offs of $1.6 million for the year ending December 31, 2023. The recovery of the ACL in 2022 was the result of allocations related to the impact of COVID–19 being reduced and/or eliminated during the year and partially reallocated to current economic factors and also required some release from the ACL.

Credit loss expense totaled a recovery of $1.8 million in 2022 compared to a recovery of $2.1 million in 2021. Total loan net charge–offs were $843,000, which included commercial loan net recoveries of $80,000, residential mortgage loan net recoveries of $53,000 and consumer loan net charge–offs of $976,000 for the year ending December 31, 2022. The recovery of the ACL in 2022 was the result of allocations related to the impact of COVID–19 being reduced and/or eliminated during the year and partially reallocated to current economic factors and also required some release from the ACL.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Additional information related to credit loss expense (recovery) and net charge–offs (recoveries) is presented in the table below. Also see Note 5 – Allowance for Credit and Loan Losses in the accompanying notes to consolidated financial statements included elsewhere in this report.

	Credit Loss Expense (Recovery)	Net (Charge–Offs) Recoveries	Average Loans	Ratio of Net (Charge–Offs) Recoveries to Average Loans
Twelve Months Ended December 31, 2023				
Commercial	$ (1,765)	$ (580)	$ 2,498,453	(0.02)%
Real estate	(3,107)	33	675,520	0.00 %
Mortgage warehouse	(539)	—	54,798	0.00 %
Consumer	7,501	(1,614)	1,011,166	(0.16)%
Total	2,090	(2,161)	4,239,937	(0.05)%
Twelve Months Ended December 31, 2022				
Commercial	$ (7,650)	$ 80	$ 2,280,553	0.00 %
Real estate	1,668	53	621,163	0.01 %
Mortgage warehouse	(39)	—	89,409	0.00 %
Consumer	3,802	(976)	850,667	(0.11)%
Total	(2,219)	(843)	3,841,792	(0.02)%
Twelve Months Ended December 31, 2021				
Commercial	$ (1,320)	$ (1,099)	$ 2,155,018	(0.05)%
Real estate	(755)	(9)	591,395	0.00 %
Mortgage warehouse	(208)	—	206,932	0.00 %
Consumer	199	(533)	679,712	(0.08)%
Total	(2,084)	(1,641)	3,633,057	(0.05)%

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–interest Income

The following is a summary of changes in non–interest income:

Non–interest Income	Twelve Months Ended December 31		2022 - 2023		Twelve Months Ended December 31		2021 - 2022	
	2023	2022	Amount Change	Percent Change	2022	2021	Amount Change	Percent Change
Service charges on deposit accounts	$ 12,227	$ 11,598	$ 629	5.4 %	$ 11,598	$ 9,192	$ 2,406	26.2 %
Wire transfer fees	448	595	(147)	(24.7)%	595	892	(297)	(33.3)%
Interchange fees	12,861	12,402	459	3.7 %	12,402	10,901	1,501	13.8 %
Fiduciary activities	5,080	5,381	(301)	(5.6)%	5,381	7,419	(2,038)	(27.5)%
Gain (loss) on sale of investment securities	(32,052)	—	(32,052)	(100.0)%	—	914	(914)	(100.0)%
Gain on sale of mortgage loans	4,323	7,165	(2,842)	(39.7)%	7,165	19,163	(11,998)	(62.6)%
Mortgage servicing net of impairment	2,708	4,800	(2,092)	(43.6)%	4,800	2,352	2,448	104.1 %
Increase in cash surrender value of bank owned life insurance	3,709	2,594	1,115	43.0 %	2,594	2,094	500	23.9 %
Death benefit on officer life insurance	—	644	(644)	(100.0)%	644	783	(139)	(17.8)%
Other income	2,694	2,272	422	18.6 %	2,272	4,242	(1,970)	(46.4)%
Total non–interest income	$ 11,998	$ 47,451	$ (35,453)	(74.7)%	$ 47,451	$ 57,952	$ (10,501)	(18.1)%

During 2023, the Company originated approximately $142.8 million of mortgage loans to be sold on the secondary market, compared to $221.9 million in 2022 as long–term interest rates increased during 2023. This decrease in volume, in addition to a decrease in the percentage earned on the sale of mortgage loans, resulted in a decrease in the overall gain on sale of mortgage loans of $2.8 million compared to the prior year. Gain (loss) on the sale of investment securities decreased $32.1 million in 2023 as there were no sales in 2022 and the Company executed a balance sheet restructure in the fourth quarter of 2023 resulting in a $31.6 million loss on the sale of investment securities. Mortgage servicing net of impairment decreased by $2.1 million during 2023 compared to 2022 primarily due to the recovery net impairment charges of $2.6 million recorded during 2022. The increase in bank owned life insurance income in 2023 was due to additional purchases of bank owned life insurance in 2022.

During 2022, the Company originated approximately $221.9 million of mortgage loans to be sold on the secondary market, compared to $438.1 million in 2021 as long–term interest rates began to increase during 2022. This decrease in volume, in addition to a decrease in the percentage earned on the sale of mortgage loans, resulted in a decrease in the overall gain on sale of mortgage loans of $12.0 million compared to the prior year. Gain on the sale of investment securities decreased $914,000 in 2022 as there were no sales in 2022. Fiduciary activities income decreased $2.0 million during 2022 primarily due to the sale of ESOP trustee accounts which was completed during the third quarter of 2021. Mortgage servicing net of impairment increased by $2.4 million during 2022 compared to 2021 primarily due to the recovery net impairment charges of $2.6 million recorded during 2022. Other income decreased $2.0 million during 2022 primarily due to the gain on sale of ESOP trustee accounts of $2.3 million recorded in 2021. The increase in interchange fee income in 2022 compared to 2021 was the result of the branch acquisition in September 2021 and organic growth in transactional deposit accounts and volume during 2022.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–interest Expense

The following is a summary of changes in non–interest expense:

Non–interest Expense	Twelve Months Ended December 31		2022 - 2023		Twelve Months Ended December 31		2021 - 2022	
	2023	2022	Amount Change	Percent Change	2022	2021	Amount Change	Percent Change
Salaries	$ 56,165	$ 55,422	$ 743	1.3 %	$ 55,422	$ 49,463	$ 5,959	12.0 %
Commission and bonuses	6,021	8,442	(2,421)	(28.7)%	8,442	11,089	(2,647)	(23.9)%
Employee benefits	18,623	16,419	2,204	13.4 %	16,419	13,499	2,920	21.6 %
Net occupancy expenses	13,355	13,323	32	0.2 %	13,323	12,541	782	6.2 %
Data processing	11,626	10,567	1,059	10.0 %	10,567	9,962	605	6.1 %
Professional fees	2,645	1,843	802	43.5 %	1,843	2,216	(373)	(16.8)%
Outside services and consultants	9,942	10,850	(908)	(8.4)%	10,850	8,449	2,401	28.4 %
Loan expense	4,980	5,411	(431)	(8.0)%	5,411	5,492	(81)	(1.5)%
FDIC deposit insurance	3,880	2,558	1,322	51.7 %	2,558	2,377	181	7.6 %
Core deposit intangible amortization	3,612	3,702	(90)	(2.4)%	3,702	3,644	58	1.6 %
Other losses	1,051	1,046	5	0.5 %	1,046	2,283	(1,237)	(54.2)%
Other expenses	14,384	13,618	766	5.6 %	13,618	12,379	1,239	10.0 %
Total non–interest expense	$ 146,284	$ 143,201	$ 3,083	2.2 %	$ 143,201	$ 133,394	$ 9,807	7.4 %

For the twelve months ended December 31, 2023, employee benefits increased $2.2 million due to the increase in health care costs and variable costs in certain deferred compensation plans. FDIC deposit insurance increased $1.3 million as the FDIC's plan to replenish the Deposit Insurance Fund increased the rates paid during 2023. Commission and bonuses decreased $2.4 million primarily due to lower mortgage volume in 2023 and lower bonus expense accruals due to the results of certain performance measurements.

For the twelve months ended December 31, 2022, salaries increased $6.0 million reflecting annual merit increases and the additional employees from the branch acquisition completed during the third quarter of 2021. Outside services and consultants and other expenses each increased by $2.4 million from additional consulting services performed during the year. Other losses decreased $1.2 million primarily due to $1.9 million in ESOP settlement expenses recorded during the fourth quarter of 2021.

Income Taxes

Income tax expense totaled $11.0 million for the year ended December 31, 2023, a decrease of $1.2 million when compared to the year ended December 31, 2022. The decrease was primarily due to a decrease in income before taxes of $66.6 million, offset by a tax valuation reserve of $5.2 million recorded related to the sale of investment securities and tax expense and excise tax of $8.6 million related to the redemption of bank owned life insurance policies in 2023.

Income tax expense totaled $12.2 million for the year ended December 31, 2022, an decrease of $3.2 million when compared to the year ended December 31, 2021. The decrease was primarily due to the additional benefit related to investments that generate tax credits, an increase in tax exempt investments, offset slightly by an increase in income before taxes of $3.1 million in 2022.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Use of Non–GAAP Financial Measures

Certain information set forth in this report on Form 10–K refers to financial measures determined by methods other than in accordance with GAAP. Specifically, we have included non–GAAP financial measures relating to net income, diluted earnings per share, net interest margin, the allowance for credit losses, tangible stockholders' equity, tangible book value per share, the return on average assets, the return on average common equity and pre–tax pre–provision net income. In each case, we have identified special circumstances that we consider to be adjustments and have excluded them, in order to show the impact of such events as acquisition–related purchase accounting adjustments, prepayment penalties on borrowings and the Tax Cuts and Jobs Act, among other matters we have identified in our reconciliations. Horizon believes these non–GAAP financial measures are helpful to investors and provide a greater understanding of our business without giving effect to the purchase accounting impacts and other adjustments. These measures are not necessarily comparable to similar measures that may be presented by other companies and should not be considered in isolation or as a substitute for the related GAAP measure. See the following tables for reconciliations of the non–GAAP measures identified in this Form 10–K to their most comparable GAAP measures.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–GAAP Reconciliation of Net Income
(Dollars in Thousands, Unaudited)

	Years Ended December 31		
	2023	**2022**	**2021**
Net income as reported	$ 27,981	$ 93,408	$ 87,091
Acquisition expenses	—	—	1,925
Tax effect	—	—	(401)
Net income excluding acquisition expenses	27,981	93,408	88,615
Swap termination fee	(1,453)	—	—
Tax effect	305	—	—
Net income excluding swap termination fee	26,833	93,408	88,615
Credit loss expense on acquired loans	—	—	2,034
Tax effect	—	—	(427)
Net income excluding credit loss expense on acquired loans	26,833	93,408	90,222
Gain on sale of ESOP trustee accounts	—	—	(2,329)
Tax effect	—	—	489
Net income excluding gain on sale of ESOP trustee accounts	26,833	93,408	88,382
ESOP settlement expenses	—	—	1,900
Tax effect	—	—	(315)
Net income excluding ESOP settlement expenses	26,833	93,408	89,967
(Gain) / loss on sale of investment securities	32,052	—	(914)
Tax effect	(6,731)	—	192
Tax valuation reserve	5,201	—	—
Net income excluding (gain) / loss on sale of investment securities	57,355	93,408	89,245
Death benefit on bank owned life insurance ("BOLI")	—	(644)	(783)
Net income excluding death benefit on BOLI	57,355	92,764	88,462
Extraordinary expenses [1]	705	—	—
Tax effect	(148)	—	—
Net income excluding extraordinary expenses	57,912	92,764	88,462
Prepayment penalties on borrowings	—	—	125
Tax effect	—	—	(26)
Net income excluding prepayment penalties on borrowings	57,912	92,764	88,561
BOLI tax expense and excise tax	8,597	—	—
Net income excluding BOLI tax expense and excise tax	66,509	92,764	88,561
Adjusted net income	$ 66,509	$ 92,764	$ 88,561

[1] Extraordinary expenses include costs associated with previously disclosed staffing changes, the launch of Horizon Equipment Finance and the expansion of the Bank's treasury management capabilities.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–GAAP Reconciliation of Diluted Earnings per Share
(Dollars in Thousands, Unaudited)

	Years Ended December 31		
	2023	**2022**	**2021**
Diluted earnings per share ("EPS") as reported	$ 0.64	$ 2.14	$ 1.98
Acquisition expenses	—	—	0.04
Tax effect	—	—	—
Diluted EPS excluding acquisition expenses	0.64	2.14	2.02
Swap termination fee	(0.03)	—	—
Tax effect	0.01	—	—
Diluted EPS excluding swap termination fee	0.62	2.14	2.02
Credit loss expense on acquired loans	—	—	0.05
Tax effect	—	—	(0.01)
Diluted EPS excluding credit loss expense on acquired loans	0.62	2.14	2.06
Gain on sale of ESOP trustee accounts	—	—	(0.05)
Tax effect	—	—	0.01
Diluted EPS excluding gain on sale of ESOP trustee accounts	0.62	2.14	2.02
ESOP settlement expenses	—	—	0.04
Tax effect	—	—	(0.01)
Diluted EPS excluding ESOP settlement expenses	0.62	2.14	2.05
(Gain) / loss on sale of investment securities	0.73	—	(0.02)
Tax effect	(0.15)	—	—
Tax valuation reserve	0.12	—	—
Diluted EPS excluding (gain) / loss on sale of investment securities	1.32	2.14	2.03
Death benefit on bank owned life insurance ("BOLI")	—	(0.01)	(0.03)
Diluted EPS excluding death benefit on BOLI	1.32	2.13	2.00
Extraordinary expenses [1]	0.02	—	—
Tax effect	—	—	—
Diluted EPS excluding extraordinary expenses	1.34	2.13	2.00
Prepayment penalties on borrowings	—	—	—
Tax effect	—	—	—
Diluted EPS excluding prepayment penalties on borrowings	1.34	2.13	2.00
BOLI tax expense and excise tax	0.20	—	—
Net income excluding BOLI tax expense and excise tax	1.54	2.13	2.00
Adjusted diluted EPS	$ 1.54	$ 2.13	$ 2.00

[1] Extraordinary expenses include costs associated with previously disclosed staffing changes, the launch of Horizon Equipment Finance and the expansion of the Bank's treasury management capabilities.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–GAAP Reconciliation of Pre–Tax, Pre–Provision Income
(Dollars in Thousands, Unaudited)

	Years Ended December 31		
	2023	2022	2021
Pre–tax income	$ 38,999	$ 105,584	$ 102,447
Credit loss expense	2,459	(1,816)	(2,084)
Pre–tax, pre–provision income	$ 41,458	$ 103,768	$ 100,363
Pre–tax, pre–provision income	$ 41,458	$ 103,768	$ 100,363
Acquisition expenses	—	—	1,925
Swap termination fee	(1,453)	—	—
Gain on sale of ESOP trustee accounts	—	—	(2,329)
ESOP settlement expenses	—	—	1,900
(Gain) / loss on sale of investment securities	32,052	—	(914)
Death benefit on bank owned life insurance	—	(644)	(783)
Extraordinary expenses [1]	705	—	—
Prepayment penalties on borrowings	—	—	125
Adjusted pre–tax, pre–provision income	$ 72,762	$ 103,124	$ 100,287

[1] Extraordinary expenses include costs associated with previously disclosed staffing changes, the launch of Horizon Equipment Finance and the expansion of the Bank's treasury management capabilities.

Non–GAAP Reconciliation of Net Interest Margin
(Dollars in Thousands, Unaudited)

	Years Ended December 31		
	2023	2022	2021
Net interest income as reported	$ 175,744	$ 199,518	$ 175,805
Average interest earning assets	7,235,455	6,977,407	6,035,161
Net interest income as a percentage of average interest earning assets ("Net Interest Margin")	2.55 %	2.98 %	3.03 %
Net interest income as reported	$ 175,744	$ 199,518	$ 175,805
Acquisition–related purchase accounting adjustments ("PAUs")	(1,628)	(3,476)	(4,503)
Swap termination fee	(1,453)	—	—
Prepayment penalties on borrowings	—	—	125
Adjusted net interest income	$ 172,663	$ 196,042	$ 171,427
Adjusted net interest margin	2.51 %	2.93 %	2.96 %

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–GAAP Reconciliation of Return on Average Assets
(Dollars in Thousands, Unaudited)

	Years Ended December 31		
	2023	**2022**	**2021**
Average assets	$7,869,628	$7,533,915	$6,514,251
Return on average assets ("ROAA") as reported	0.36 %	1.24 %	1.34 %
Acquisition expenses	— %	— %	0.03 %
Tax effect	— %	— %	(0.01)%
ROAA excluding acquisition expenses	0.36 %	1.24 %	1.36 %
Swap termination fee	(0.02)%	— %	— %
Tax effect	— %	— %	— %
ROAA excluding swap termination fee	0.34 %	1.24 %	1.36 %
Credit loss expense on acquired loans	— %	— %	0.03 %
Tax effect	— %	— %	(0.01)%
ROAA excluding credit loss expense on acquired loans	0.34 %	1.24 %	1.38 %
Gain on sale of ESOP trustee accounts	— %	— %	(0.04)%
Tax effect	— %	— %	0.01 %
ROAA excluding gain on sale of ESOP trustee accounts	0.34 %	1.24 %	1.35 %
ESOP settlement expenses	— %	— %	0.03 %
Tax effect	— %	— %	— %
ROAA excluding ESOP settlement expenses	0.34 %	1.24 %	1.38 %
(Gain) / loss on sale of investment securities	0.41 %	— %	(0.01)%
Tax effect	(0.09)%	— %	— %
Tax valuation reserve	0.07 %	— %	— %
ROAA excluding (gain) / loss on sale of investment securities	0.73 %	1.24 %	1.37 %
Death benefit on bank owned life insurance	— %	(0.01)%	(0.01)%
ROAA excluding death benefit on bank owned life insurance	0.73 %	1.23 %	1.36 %
Extraordinary expenses [1]	0.01 %	— %	— %
Tax effect	— %	— %	— %
ROAA excluding extraordinary expenses	0.74 %	1.23 %	1.36 %
Prepayment penalties on borrowings	— %	— %	— %
Tax effect	— %	— %	— %
ROAA excluding prepayment penalties on borrowings	0.74 %	1.23 %	1.36 %
BOLI tax expense and excise tax	0.11 %	— %	— %
ROAA excluding BOLI tax expense and excise tax	0.85 %	1.23 %	1.36 %
Adjusted ROAA	0.85 %	1.23 %	1.36 %

[1] Extraordinary expenses include costs associated with previously disclosed staffing changes, the launch of Horizon Equipment Finance and the expansion of the Bank's treasury management capabilities.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–GAAP Reconciliation of Return on Average Common Equity
(Dollars in Thousands, Unaudited)

	Years Ended December 31		
	2023	**2022**	**2021**
Average common equity	$ 706,274	$ 683,630	$ 712,122
Return on average common equity ("ROACE") as reported	3.96 %	13.66 %	12.23 %
Acquisition expenses	— %	— %	0.27 %
Tax effect	— %	— %	(0.06)%
ROACE excluding acquisition expenses	3.96 %	13.66 %	12.44 %
Swap termination fee	(0.21)%	— %	— %
Tax effect	0.04 %	— %	— %
ROACE excluding swap termination fee	3.79 %	13.66 %	12.44 %
Credit loss expense on acquired loans	— %	— %	0.29 %
Tax effect	— %	— %	(0.06)%
ROACE excluding credit loss expense on acquired loans	3.79 %	13.66 %	12.67 %
Gain on sale of ESOP trustee accounts	— %	— %	(0.33)%
Tax effect	— %	— %	0.07 %
ROACE excluding gain on sale of ESOP trustee accounts	3.79 %	13.66 %	12.41 %
ESOP settlement expenses	— %	— %	0.27 %
Tax effect	— %	— %	(0.04)%
ROACE excluding ESOP settlement expenses	3.79 %	13.66 %	12.64 %
(Gain) / loss on sale of investment securities	4.54 %	— %	(0.13)%
Tax effect	(0.95)%	— %	0.03 %
Tax valuation reserve	0.74 %	— %	— %
ROACE excluding (gain) / loss on sale of investment securities	8.12 %	13.66 %	12.54 %
Death benefit on bank owned life insurance	— %	(0.09)%	(0.11)%
ROACE excluding death benefit on bank owned life insurance	8.12 %	13.57 %	12.43 %
Extraordinary expenses [1]	0.10 %	— %	— %
Tax effect	(0.02)%	— %	— %
ROACE excluding extraordinary expenses	8.20 %	13.57 %	12.43 %
Prepayment penalties on borrowings	— %	— %	0.02 %
Tax effect	— %	— %	— %
ROACE excluding prepayment penalties on borrowings	8.20 %	13.57 %	12.45 %
BOLI tax expense and excise tax	1.22 %	— %	— %
ROACE excluding BOLI tax expense and excise tax	9.42 %	13.57 %	12.45 %
Adjusted ROACE	9.42 %	13.57 %	12.45 %

[1] Extraordinary expenses include costs associated with previously disclosed staffing changes, the launch of Horizon Equipment Finance and the expansion of the Bank's treasury management capabilities.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–GAAP Reconciliation of Return on Average Tangible Equity
(Dollars in Thousands, Unaudited)

	Years Ended December 31		
	2023	**2022**	**2021**
Average common equity	$ 706,274	$ 683,630	$ 712,122
Less: Average intangible assets	170,745	174,003	175,811
Average tangible equity	$ 535,529	$ 509,627	$ 536,311
Return on average tangible equity ("ROATE") as reported	5.22 %	18.33 %	16.24 %
Acquisition expenses	— %	— %	0.36 %
Tax effect	— %	— %	(0.08)%
ROATE excluding acquisition expenses	5.22 %	18.33 %	16.52 %
Swap termination fee	(0.27)%	— %	— %
Tax effect	0.06 %	— %	— %
ROATE excluding swap termination fee	5.01 %	18.33 %	16.52 %
Credit loss expense on acquired loans	— %	— %	0.38 %
Tax effect	— %	— %	(0.08)%
ROATE excluding credit loss expense on acquired loans	5.01 %	18.33 %	16.82 %
Gain on sale of ESOP trustee accounts	— %	— %	(0.43)%
Tax effect	— %	— %	0.10 %
ROATE excluding gain on sale of ESOP trustee accounts	5.01 %	18.33 %	16.49 %
ESOP settlement expenses	— %	— %	0.35 %
Tax effect	— %	— %	(0.06)%
ROATE excluding ESOP settlement expenses	5.01 %	18.33 %	16.78 %
(Gain) / loss on sale of investment securities	5.99 %	— %	(0.17)%
Tax effect	(1.26)%	— %	0.04 %
Tax valuation reserve	0.97 %	— %	— %
ROATE excluding (gain) / loss on sale of investment securities	10.71 %	18.33 %	16.65 %
Death benefit on bank owned life insurance	— %	(0.13)%	(0.15)%
ROATE excluding death benefit on bank owned life insurance	10.71 %	18.20 %	16.50 %
Extraordinary expenses [1]	0.13 %	— %	— %
Tax effect	(0.03)%	— %	— %
ROATE excluding extraordinary expenses	10.81 %	18.20 %	16.50 %
Prepayment penalties on borrowings	— %	— %	0.02 %
Tax effect	— %	— %	(0.01)%
ROATE excluding prepayment penalties on borrowings	10.81 %	18.20 %	16.51 %
BOLI tax expense and excise tax	1.61 %	— %	— %
ROATE excluding BOLI tax expense and excise tax	12.42 %	18.20 %	16.51 %
Adjusted ROATE	12.42 %	18.20 %	16.51 %

[1] Extraordinary expenses include costs associated with previously disclosed staffing changes, the launch of Horizon Equipment Finance and the expansion of the Bank's treasury management capabilities.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Non–GAAP Reconciliation of Tangible Stockholders' Equity and Tangible Book Value per Share

(Dollars in Thousands Except per Share Data, Unaudited)

	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Total stockholders' equity	$ 718,812	$ 693,369	$ 709,243	$ 702,559	$ 677,375
Less: Intangible assets	168,837	169,741	170,644	171,547	172,450
Total tangible stockholders' equity	$ 549,975	$ 523,628	$ 538,599	$ 531,012	$ 504,925
Common shares outstanding	43,652,063	43,648,501	43,645,216	43,621,422	43,574,151
Book value per common share	$ 16.47	$ 15.89	$ 16.25	$ 16.11	$ 15.55
Tangible book value per common share	$ 12.60	$ 12.00	$ 12.34	$ 12.17	$ 11.59

Non–GAAP Calculation and Reconciliation of Efficiency Ratio and Adjusted Efficiency Ratio

(Dollars in Thousands, Unaudited)

	Years Ended December 31		
	2023	2022	2021
Non–interest expense as reported	$ 146,284	$ 143,201	$ 133,394
Net interest income as reported	175,744	199,518	175,805
Non–interest income as reported	$ 11,998	$ 47,451	$ 57,952
Non–interest expense / (Net interest income + Non–interest income) ("Efficiency Ratio")	77.92 %	57.98 %	57.07 %
Non–interest expense as reported	$ 146,284	$ 143,201	$ 133,394
Acquisition expenses	—	—	(1,925)
ESOP settlement expenses	—	—	(1,900)
Extraordinary expenses (1)	(705)	—	—
Non–interest expense excluding acquisition expenses and ESOP settlement expenses	145,579	143,201	129,569
Net interest income as reported	175,744	199,518	175,805
Swap termination fee	(1,453)	—	—
Prepayment penalties on borrowings	—	—	125
Net interest income excluding prepayment penalties on borrowings	174,291	199,518	175,930
Non–interest income as reported	11,998	47,451	57,952
Gain on sale of ESOP trustee accounts	—	—	(2,329)
(Gain) / loss on sale of investment securities	32,052	—	(914)
Death benefit on bank owned life insurance	—	(644)	(783)
Non–interest income excluding gain on sale of ESOP trustee accounts, (gain) / loss on sale of investment securities and death benefit on bank owned life insurance	$ 44,050	$ 46,807	$ 53,926
Adjusted efficiency ratio	66.68 %	58.13 %	56.37 %

(1) Extraordinary expenses include costs associated with previously disclosed staffing changes, the launch of Horizon Equipment Finance and the expansion of the Bank's treasury management capabilities.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Liquidity and Rate Sensitivity Management

Management and the Board of Directors meet regularly to review both the liquidity and rate sensitivity position of Horizon. Effective asset and liability management ensures Horizon's ability to monitor the cash flow requirements of depositors along with the demands of borrowers and to measure and manage interest rate risk. Horizon utilizes an interest rate risk assessment model designed to highlight sources of existing interest rate risk and consider the effect of these risks on strategic planning. Management maintains (within certain parameters) an essentially balanced ratio of interest sensitive assets to liabilities in order to protect against the effects of wide interest rate fluctuations.

Liquidity

The Bank maintains a stable base of core deposits provided by long standing relationships with consumers and local businesses. These deposits are the principal source of liquidity for Horizon. Other sources of liquidity for Horizon include earnings, loan repayments, investment security sales, cash flows and maturities, sale of real estate loans and borrowing relationships with correspondent banks, including the FHLB and the Federal Reserve Bank ("FRB"). At December 31, 2023, Horizon had available approximately $1.4 billion in available credit from the FHLB, FRB Discount Window and various money center banks. The following factors could impact Horizon's funding needs in the future:

- ◦ Horizon had outstanding borrowings of approximately $750.3 million with the FHLB and total borrowing capacity with the FHLB of $926.2 million. Generally, the loan terms from the FHLB are better than the terms Horizon can receive from other sources, making it less expensive to borrow money from the FHLB. Financial difficulties at the FHLB could reduce or eliminate Horizon's additional borrowing capacity with the FHLB or the FHLB could change collateral requirements, which could lower the Company's borrowing availability.

- ◦ If residential mortgage loan rates move lower, Horizon's mortgage warehouse loans could create an additional need for funding.

- ◦ Horizon had a total of $190.0 million of unused Federal Fund lines from various money center banks. These are uncommitted lines and could be withdrawn at any time by the correspondent banks.

- ◦ Horizon had a total of $1.5 billion of available collateral at the FRB secured by securities. These securities may mature, call, or be sold, which would reduce the available collateral.

- ◦ Horizon had approximately $601.7 million of unpledged investment securities at December 31, 2023.

- ◦ A downgrade in Horizon's ability to obtain credit due to factors such as deterioration in asset quality, a large charge to earnings, a decline in profitability or other financial measures, or a significant merger or acquisition could impact the availability of funding sources.

- ◦ An act of terrorism or war, natural disasters, political events, or the default or bankruptcy of a major corporation, mutual fund, hedge fund or a government agency could affect the cost and availability of funding sources.

- ◦ Market speculation or rumors about Horizon or the banking industry in general may adversely affect the cost and availability of normal funding sources.

If any of these events occur, they could force Horizon to borrow money from other sources including negotiable certificates of deposit. Such other monies may only be available at higher interest rates and on less advantageous terms, which will impact our net income and could impact our ability to grow. Management believes Horizon has adequate funding sources to meet short and long term needs.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

Horizon maintains a liquidity contingency plan that outlines the process for addressing a liquidity crisis. The plan provides for an evaluation of funding sources under various market conditions. It also assigns specific roles and responsibilities for effectively managing liquidity through a problem period.

During 2023, cash flows were generated primarily from the proceeds from borrowings totaling $866.1 million, the sales, maturities, and prepayments of investment securities of $548.9 million. Cash flows were primarily used to purchase investments totaling $11.7 million, to purchase loans totaling $124.9 million, an increase in net loans of $140.5 million, a decrease in deposits of $192.9 million and the repayment of borrowings totaling $654.2 million. The net cash and cash equivalent position increased by $403.0 million during 2023.

At December 31, 2023, the Bank had $1.6 billion in commitments to extend credit outstanding, excluding interest rate lock commitments for residential mortgage loans intended for sale in the secondary market that meet the definition of a derivative. Time deposits due within one year of December 31, 2023 totaled $1.1 billion, or 94.4% of time deposits. We believe the large percentage of time deposits that mature within one year reflects the outlook of the market for declining interest rates in future periods. The balance also includes $151.6 million in brokered time deposits at December 31, 2023. If these maturing time deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the time deposits due on or before December 31, 2023. We believe, however, based on past experience that a significant portion of our time deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Interest Rate Sensitivity

The degree by which net interest income may fluctuate due to changes in interest rates is monitored by Horizon using computer simulation models, incorporating not only the current GAP position but the effect of expected repricing of specific financial assets and liabilities. When repricing opportunities are not properly aligned, net interest income may be affected when interest rates change. Forecasting results of the possible outcomes determines the exposure to interest rate risk inherent in Horizon's balance sheet. The goal is to manage imbalanced positions that arise when the total amount of assets that reprice or mature in a given time period differs significantly from liabilities that reprice or mature in the same time period. The theory behind managing the difference between repricing assets and liabilities is to have more assets repricing in a rising rate environment and more liabilities repricing in a declining rate environment.

Based on our interest rate model which assumes a lag in repricing the amount of assets that reprice within one year was approximately 95% of liabilities that reprice within one year at December 31, 2023. At December 31, 2022, this same model reported that the amount of assets that reprice within one year was approximately 95% of the amount of liabilities that reprice within the same time period. During the year 2023, the decrease in the yield of interest–earning assets outpaced the decrease in the cost of funding resulting in a decrease in net interest margin.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

	3 Months or Less	> 3 Months & </= 6 Months	> 6 Months & </= 1 Year	Greater Than 1 Year	Total
Loans	$ 1,605,338	$ 206,825	$ 390,409	$ 2,216,476	$ 4,419,048
Federal funds sold	—	—	—	—	—
Interest earning balances with banks	415,948	—	—	—	415,948
Investment securities and FHLB stock	82,887	22,072	41,420	2,381,019	2,527,398
Other assets	—	—	—	578,091	578,091
Total assets	$ 2,104,173	$ 228,897	$ 431,829	$ 5,175,586	$ 7,940,485
Non–interest bearing deposits	$ 48,493	$ 46,324	$ 86,537	$ 934,651	$ 1,116,005
Interest bearing deposits	407,410	483,046	637,260	3,021,172	4,548,888
Borrowed funds	1,101,589	57,562	50,059	256,641	1,465,851
Other liabilities	—	—	—	90,929	90,929
Stockholders' equity	—	—	—	718,812	718,812
Total liabilities and stockholders' equity	$ 1,557,492	$ 586,932	$ 773,856	$ 5,022,205	$ 7,940,485
GAP	$ 546,681	$ (358,035)	$ (342,027)	$ 153,381	
Cumulative GAP	$ 546,681	$ 188,646	$ (153,381)		

The Company was liability sensitive as of December 31, 2023, resulting from longer term fixed rate assets on the balance sheet not repricing as quickly as deposits pricing based on expected deposit repricing betas. Based on parallel rate shocks to the balance sheet, at a 100 basis point shock and 200 basis point shock up, net interest income decreases approximately $6.8 million and $13.8 million, respectively. At a 100 basis point shock and 200 basis point shock down, net interest income increases approximately $7.3 million and $2.7 million, respectively.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Horizon's primary market risk exposure is interest rate risk. Interest rate risk ("IRR") is the risk that Horizon's earnings and capital will be adversely affected by changes in interest rates. The primary approach to IRR management is one that focuses on adjustments to the asset/liability mix in order to limit the magnitude of IRR.

Horizon's exposure to interest rate risk arises from repricing or mismatch risk, embedded options risk, and yield curve risk. Repricing risk is the risk of adverse consequence from a change in interest rates that arises because of differences in the timing of when those interest rate changes affect Horizon's assets and liabilities. Basis risk is the risk that the spread, or rate difference, between instruments of similar maturities will change. Options risk arises whenever products give the customer the right, but not the obligation, to alter the quantity or timing of cash flows. Yield curve risk is the risk that changes in prevailing interest rates will affect instruments of different maturities by different amounts. Horizon's objective is to remain reasonably neutral with respect to IRR. Horizon utilizes a variety of strategies to maintain this position, including the sale of mortgage loans on the secondary market, hedging certain balance sheet items using derivatives, varying maturities of FHLB advances, certificates of deposit funding and investment securities.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(Table dollars in thousands except per share data)

The table which follows provides information about Horizon's financial instruments that were sensitive to changes in interest rates as of December 31, 2023. The table incorporates Horizon's internal system generated data related to the maturity and repayment/withdrawal of interest earning assets and interest bearing liabilities. For loans, securities and liabilities with contractual maturities, the table presents principal cash flows and related weighted–average interest rates by contractual maturities as well as the historical experience of Horizon related to the impact of interest rate fluctuations on the prepayment of residential loans and mortgage–backed securities. From a risk management perspective, Horizon believes that repricing dates are more relevant than contractual maturity dates when analyzing the value of financial instruments. For deposits with no contractual maturity dates, the table presents principal cash flows and weighted average rate, as applicable, based upon Horizon's experience and management's judgment concerning the most likely withdrawal behaviors.

	2024	2025	2026	2026 & 2027	2029 & Beyond	Total	Fair Value December 31, 2023
Rate–sensitive assets							
Fixed interest rate loans	$ 617,287	$ 421,897	$ 331,905	$ 480,834	$ 431,672	$2,283,595	$ 2,035,552
Average interest rate	5.12 %	4.81 %	4.77 %	5.16 %	4.43 %	4.89 %	
Variable interest rate loans	1,585,285	175,392	144,219	188,114	42,443	2,135,453	2,038,434
Average interest rate	7.87 %	4.98 %	4.61 %	5.37 %	5.40 %	7.14 %	
Total loans	2,202,572	597,289	476,124	668,948	474,115	4,419,048	4,073,986
Average interest rate	7.10 %	4.86 %	4.72 %	5.22 %	4.51 %	5.98 %	
Securities, including FHLB stock	146,379	112,747	121,505	285,933	1,860,834	2,527,398	2,250,518
Average interest rate	3.06 %	2.17 %	2.67 %	2.02 %	2.42 %	2.41 %	
Other interest earning assets	415,948	—	—	—	—	415,948	415,933
Average interest rate	5.15 %	— %	— %	— %	— %	5.15 %	
Total earning assets	$2,764,899	$ 710,036	$ 597,629	$ 954,881	$2,334,949	$7,362,394	$ 6,740,437
Average interest rate	6.59 %	4.43 %	4.30 %	4.26 %	2.84 %	4.71 %	
Rate–sensitive liabilities							
Non–interest bearing deposits	$ 181,354	$ 151,151	$ 126,119	$ 205,024	$ 452,357	$1,116,005	$ 1,116,005
NOW accounts	168,688	151,643	136,343	232,876	999,436	1,688,986	1,688,986
Average interest rate	1.96 %	1.97 %	1.99 %	2.01 %	2.15 %	2.08 %	
Savings and money market accounts	248,025	207,640	177,397	281,134	765,967	1,680,163	1,680,163
Average interest rate	1.71 %	1.74 %	1.74 %	1.74 %	1.74 %	1.73 %	
Certificates of deposit	1,111,003	43,375	11,628	9,442	4,291	1,179,739	1,171,452
Average interest rate	4.10 %	2.90 %	0.66 %	0.87 %	0.11 %	3.98 %	
Total deposits	1,709,070	553,809	451,487	728,476	2,222,051	5,664,893	5,656,606
Average interest rate	3.11 %	1.42 %	1.30 %	1.32 %	1.57 %	1.96 %	
Fixed interest rate borrowings	1,015,922	200,080	65	56,496	—	1,272,563	1,086,325
Average interest rate	3.49 %	4.01 %	2.63 %	5.74 %	— %	3.67 %	
Variable interest rate borrowings	193,288	—	—	—	—	193,288	161,424
Average interest rate	4.33 %	— %	— %	— %	— %	4.33 %	
Total funds	$2,918,280	$ 753,889	$ 451,552	$ 784,972	$2,222,051	$7,130,744	$ 6,904,355
Average interest rate	3.32 %	2.11 %	1.30 %	1.64 %	1.57 %	2.33 %	

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

HORIZON BANCORP, INC. AND SUBSIDIARIES
Consolidated Financial Statements
Table of Contents

Consolidated Financial Statements

HORIZON BANCORP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollar Amounts in Thousands)

	December 31 2023	December 31 2022
Assets		
Cash and due from banks	$ 526,515	$ 123,505
Interest-earning time deposits	2,205	2,812
Investment securities, available for sale	547,251	997,558
Investment securities, held to maturity (fair value of $1,668,758 and $1,681,309)	1,945,638	2,022,748
Loans held for sale	1,418	5,807
Loans, net of allowance for credit losses of $50,029 and $50,464	4,367,601	4,107,534
Premises and equipment, net	94,583	92,677
Federal Home Loan Bank stock	34,509	26,677
Goodwill	155,211	155,211
Other intangible assets	13,626	17,239
Interest receivable	38,710	35,294
Cash value of life insurance	36,157	146,175
Other assets	177,061	139,281
Total assets	$ 7,940,485	$ 7,872,518
Liabilities		
Deposits		
Non–interest bearing	$ 1,116,005	$ 1,277,768
Interest bearing	4,548,888	4,580,006
Total deposits	5,664,893	5,857,774
Borrowings	1,353,050	1,142,949
Subordinated notes	55,543	58,896
Junior subordinated debentures issued to capital trusts	57,258	57,027
Interest payable	22,249	5,380
Other liabilities	68,680	73,117
Total liabilities	7,221,673	7,195,143
Commitments and contingent liabilities		
Stockholders' Equity		
Preferred stock, Authorized, 1,000,000 shares, Issued 0 shares	—	—
Common stock, no par value, Authorized 99,000,000 shares		
Issued and Outstanding 44,106,174 and 43,937,889 shares	—	—
Additional paid-in capital	356,400	354,188
Retained earnings	429,021	429,385
Accumulated other comprehensive income (loss)	(66,609)	(106,198)
Total stockholders' equity	718,812	677,375
Total liabilities and stockholders' equity	$ 7,940,485	$ 7,872,518

See notes to consolidated financial statements

HORIZON BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Dollar Amounts in Thousands, Except Per Share Data)

	Year Ended December 31		
	2023	**2022**	**2021**
Interest Income			
Loans receivable	$ 244,544	$ 173,500	$ 155,732
Investment securities – taxable	34,410	33,202	14,437
Investment securities – tax exempt	28,384	29,025	23,246
Other	4,967	306	695
Total interest income	312,305	236,033	194,110
Interest Expense			
Deposits	85,857	17,809	7,867
Borrowed funds	42,478	12,465	4,701
Subordinated notes	3,511	3,522	3,522
Junior subordinated debentures issued to capital trusts	4,715	2,719	2,215
Total interest expense	136,561	36,515	18,305
Net Interest Income	175,744	199,518	175,805
Credit loss expense (recovery)	2,459	(1,816)	(2,084)
Net Interest Income after Credit Loss Expense (Recovery)	173,285	201,334	177,889
Non–interest Income			
Service charges on deposit accounts	12,227	11,598	9,192
Wire transfer fees	448	595	892
Interchange fees	12,861	12,402	10,901
Fiduciary activities	5,080	5,381	7,419
Gains (losses) on sale of investment securities	(32,052)	—	914
Gain on sale of mortgage loans	4,323	7,165	19,163
Mortgage servicing income net of impairment	2,708	4,800	2,352
Increase in cash value of bank owned life insurance	3,709	2,594	2,094
Death benefit on bank owned life insurance	—	644	783
Other income	2,694	2,272	4,242
Total non–interest income	11,998	47,451	57,952
Non–interest Expense			
Salaries and employee benefits	80,809	80,283	74,051
Net occupancy expenses	13,355	13,323	12,541
Data processing	11,626	10,567	9,962
Professional fees	2,645	1,843	2,216
Outside services and consultants	9,942	10,850	8,449
Loan expense	4,980	5,411	5,492
FDIC insurance expense	3,880	2,558	2,377
Core deposit intangible amortization	3,612	3,702	3,644
Other losses	1,051	1,046	2,283
Other expense	14,384	13,618	12,379
Total non–interest expense	146,284	143,201	133,394
Income Before Income Taxes	38,999	105,584	102,447
Income tax expense	11,018	12,176	15,356
Net Income Available to Common Shareholders	$ 27,981	$ 93,408	$ 87,091
Basic Earnings Per Share	$ 0.64	$ 2.14	$ 1.99
Diluted Earnings Per Share	0.64	2.14	1.98

See notes to consolidated financial statements

Horizon Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(Dollar Amounts in Thousands)

	Year Ended December 31		
	2023	**2022**	**2021**
Net Income	$ 27,981	$ 93,408	$ 87,091
Other Comprehensive Income (Loss)			
Change in fair value of derivative instruments:			
Change in fair value of derivative instruments for the period	**(523)**	5,649	4,570
Reclassification adjustment for swap termination gain realized in income	**(1,453)**	—	—
Income tax effect	**415**	(1,186)	(960)
Changes from derivative instruments	**(1,561)**	4,463	3,610
Change in securities:			
Unrealized gain (loss) for the period on available for sale securities	**20,728**	(147,345)	(35,547)
Reclassification of gain (loss) from available for sale securities to held to maturity securities	**—**	(794)	5,869
Amortization (accretion) from transfer of securities from available for sale to held to maturity securities	**(691)**	(1,236)	66
Reclassification adjustment for securities (gains) losses realized in income	**32,052**	—	(914)
Income tax effect	**(10,939)**	31,369	6,409
Unrealized gains (losses) on securities	**41,150**	(118,006)	(24,117)
Other Comprehensive Income (Loss), Net of Tax	**39,589**	(113,543)	(20,507)
Comprehensive Income (Loss)	$ 67,570	$ (20,135)	$ 66,584

See notes to consolidated financial statements

Horizon Bancorp, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Dollar Amounts in Thousands, Except Per Share Data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 2021	$ —	$ —	$ 362,945	$ 301,419	$ 27,852	$ 692,216
Net income	—	—	—	87,091	—	87,091
Other comprehensive income, net of tax	—	—	—	—	(20,507)	(20,507)
Amortization of unearned compensation	—	—	1,751	—	—	1,751
Exercise of stock options	—	—	1,062	—	—	1,062
Stock option expense	—	—	68	—	—	68
Stock awards vested	—	—	(1,355)	—	—	(1,355)
Repurchase of outstanding common stock	—	—	(7,607)	—	—	(7,607)
Stock retirement plans	—	—	(4,742)	—	—	(4,742)
Cash dividends on common stock ($0.56 per share)	—	—	—	(24,768)	—	(24,768)
Balances, December 31, 2021	$ —	$ —	$ 352,122	$ 363,742	$ 7,345	$ 723,209
Net income	—	—	—	93,408	—	93,408
Other comprehensive loss, net of tax	—	—	—	—	(113,543)	(113,543)
Amortization of unearned compensation	—	—	2,462	—	—	2,462
Exercise of stock options	—	—	145	—	—	145
Stock option expense	—	—	13	—	—	13
Net settlement of share awards	—	—	(1,824)	—	—	(1,824)
Stock retirement plans	—	—	1,270	—	—	1,270
Cash dividends on common stock ($0.63 per share)	—	—	—	(27,765)	—	(27,765)
Balances, December 31, 2022	$ —	$ —	$ 354,188	$ 429,385	$ (106,198)	$ 677,375
Net income	—	—	—	27,981	—	27,981
Other comprehensive income, net of tax	—	—	—	—	39,589	39,589
Amortization of unearned compensation	—	—	3,586	—	—	3,586
Net settlement of share awards	—	—	(1,221)	—	—	(1,221)
Stock retirement plans	—	—	(153)	—	—	(153)
Cash dividends on common stock ($0.64 per share)	—	—	—	(28,345)	—	(28,345)
Balances, December 31, 2023	$ —	$ —	$ 356,400	$ 429,021	$ (66,609)	$ 718,812

See notes to consolidated financial statements

Horizon Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollar Amounts in Thousands)

	Year Ended December 31		
	2023	**2022**	**2021**
Operating Activities			
Net income	$ 27,981	$ 93,408	$ 87,091
Items not requiring (providing) cash			
Provision for (recovery of) credit losses	2,459	(1,816)	(2,084)
Depreciation and amortization	10,938	10,754	9,802
Share based compensation	3,586	2,475	1,819
Amortization of mortgage servicing rights	1,032	2,345	4,073
Impairment (recovery) of mortgage servicing rights	—	(2,594)	(2,578)
Premium amortization on securities, net	10,069	12,148	10,289
Deferred income taxes	(3,322)	2,177	2,311
(Gain) loss on sale of investment securities	32,052	—	(914)
Gain on sale of mortgage loans	(4,323)	(7,165)	(19,163)
Proceeds from sales of loans	145,922	225,928	453,087
Loans originated for sale	(138,430)	(215,174)	(437,174)
Gain on cash value life insurance	(3,709)	(2,594)	(2,094)
Gain on other real estate owned	(300)	(722)	(85)
Net change in:			
Interest receivable	(3,416)	(9,157)	(4,222)
Interest payable	16,869	3,145	(493)
Other assets	13,199	(13,964)	9,633
Other liabilities	(21,671)	(4,814)	(2,948)
Net cash provided by operating activities	88,936	94,380	106,350
Investing Activities			
Purchases of securities available for sale	(1,525)	(180,198)	(837,684)
Proceeds from sales of securities available for sale	439,285	—	27,514
Proceeds from maturities, calls and principal repayments of securities available for sale	29,408	69,113	260,200
Purchases of securities held to maturity	(10,141)	(430,457)	(931,029)
Proceeds from maturities of securities held to maturity	80,201	72,968	30,544
Net change in interest earning time deposits	607	1,970	4,183
Purchase of FHLB stock	(7,832)	(2,435)	(1,417)
Redemption of FHLB stock	—	198	—
Purchase of loans	(124,946)	(55,195)	—
Net change in loans	(140,510)	(448,284)	480,028
Proceeds on the sale of OREO and repossessed assets	2,981	5,263	1,286
Premises and equipment expenditures	(7,775)	(6,429)	(1,440)
Purchases of bank owned life insurance	—	(50,000)	—
Proceeds from bank owned life insurance	69,765	3,554	783
Net cash received in branch acquisition	—	—	622,179
Net cash provided by (used in) investing activities	329,518	(1,019,932)	(344,853)
Financing Activities			
Net change in:			
Net change in deposits	(192,881)	54,783	425,449
Proceeds from borrowings	866,099	1,178,746	244,554
Repayment of borrowings	(654,157)	(755,608)	(76,371)

Net change in repurchase agreements	**(1,841)**	7,072		21,336
Net settlement of share awards	**(1,221)**	(1,824)		(1,355)
Exercise of stock options	**—**	145		1,062
Repurchase of outstanding stock	**—**	—		(7,607)
Repayment of subordinated notes	**(3,132)**	—		—
Dividends paid on common stock	**(28,311)**	(27,765)		(24,768)
Net cash provided by (used in) financing activities	**(15,444)**	455,549		582,300
Net Change in Cash and Cash Equivalents	**403,010**	(470,003)		343,797
Cash and Cash Equivalents, Beginning of Period	**123,505**	593,508		249,711
Cash and Cash Equivalents, End of Period	**$ 526,515**	$ 123,505	$	593,508
Additional Supplemental Information				
Interest paid	**$ 119,692**	$ 33,370	$	18,782
Income taxes paid	**2,137**	802		1,650
Transfer of loans to other real estate and repossessed assets	**3,299**	2,009		1,721
Transfer of premises to other real estate	**—**	1,479		1,753
Transfer of available for sale securities to held to maturity securities	**—**	120,881		490,200
Redemption of cash value of life insurance, not settled	**43,962**	—		—
Cash dividends declared, not paid	**7,156**	7,122		6,666
Qualified affordable housing investments obtained in exchange for funding commitments	**14,491**	—		—

The cash flow statement presented above was revised to conform with the presentation of current year financial statements. As a result, the following changes were made to the 2022 and 2021 statements:

- Proceeds from the sale of securities available for sale are being reported separately from Proceeds from maturities, calls and principal repayments of securities available for sale.

- Proceeds from long–term borrowings, Repayment of long–term borrowings and Net change in short–term borrowings are being reported as Proceeds from borrowings and Repayment of borrowings.

- Cash dividends declared, not paid are reported as Additional Supplemental Information.

See notes to consolidated financial statements

(Table dollars in thousands except for per share data)

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Business — The consolidated financial statements of Horizon Bancorp, Inc. ("Horizon") and its wholly owned subsidiary, Horizon Bank ("Bank") together referred to as "Horizon," conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry.

The Bank is a full–service commercial bank offering a broad range of commercial and retail banking and other services incident to banking along with a trust department that offers corporate and individual trust and agency services and investment management services. The Bank maintains 71 full service offices. The Bank has wholly owned direct and indirect subsidiaries: Horizon Investments, Inc. ("Horizon Investments"), Horizon Properties, Inc. ("Horizon Properties"), Horizon Insurance Services, Inc. ("Horizon Insurance") and Horizon Grantor Trust. Horizon Investments manages the investment portfolio of the Bank. Horizon Properties manages the real estate investment trust. Horizon Insurance is used by the Company's Wealth Management to sell certain insurance products. Horizon Grantor Trust holds title to certain company owned life insurance policies. Horizon conducts no business except that incident to its ownership of the subsidiaries.

Horizon formed Horizon Bancorp Capital Trust II in 2004 ("Trust II") and Horizon Bancorp Capital Trust III in 2006 ("Trust III") for the purpose of participating in pooled trust preferred securities offerings. The Company assumed additional debentures as the result of the following acquisitions: Alliance Financial Corporation in 2005, which formed Alliance Financial Statutory Trust I ("Alliance Trust"); American Trust & Savings Bank in 2010, which formed Am Tru Statutory Trust I ("Am Tru Trust"); Heartland Bancshares, Inc. in 2013, which formed Heartland (IN) Statutory Trust II ("Heartland Trust"); LaPorte Bancorp, Inc. in 2016, which had acquired City Savings Statutory Trust I ("City Savings Trust"); and Salin Bancshares, Inc. in 2019, which formed Salin Statutory Trust I ("Salin Trust"). See Note 13 of the Consolidated Financial Statements for further discussion regarding these previously consolidated entities that are now reported separately. The business of Horizon is not seasonal to any material degree.

Basis of Reporting — The consolidated financial statements include the accounts of Horizon and subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The allowance for credit losses and the fair values of financial instruments are particularly subject to change.

Business Combinations — Business combinations are accounted for using the acquisition method of accounting. The accounts of an acquired entity are included as of the date of acquisition, and any excess of purchase price over the fair value of the net assets acquired is capitalized as goodwill. Horizon typically issues Common Stock and/or pays cash for an acquisition, depending on the terms of the acquisition agreement. The value of Common Stock issued is determined based on the market price of the stock as of the closing of the acquisition. Acquisition costs are expensed when incurred.

Cash and Cash Equivalents — Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities under 90 days, and federal funds sold.

Fair Value Measurements — Horizon uses fair value measurements to record fair value adjustments, to certain assets, and liabilities and to determine fair value disclosures. Horizon has adopted Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures for all applicable financial and nonfinancial assets and liabilities. This accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance applies only when other guidance requires or permits assets or liabilities to be measured at fair value; it does not expand the use of fair value in any new circumstances.

As defined in codification, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants. It represents an exit price at the measurement date. Market participants are buyers and sellers, who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value. Horizon values its assets and liabilities in the principal market where it sells the particular asset or transfers the liability with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market for the asset or liability (i.e., the market where the asset could be sold or the liability transferred at a price that maximizes the amount to be received for the asset or minimizes the amount to be paid to transfer the liability).

In measuring the fair value of an asset, Horizon assumes the highest and best use of the asset by a market participant to maximize the value of the asset, and does not consider the intended use of the asset.

When measuring the fair value of a liability, Horizon assumes that the nonperformance risk associated with the liability is the same before and after the transfer. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only Horizon's own credit risk (i.e., the risk that Horizon will fail to meet its obligation), but also other risks such as settlement risk. Horizon considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable valuation techniques that can be used to measure fair value: the market approach, the income approach and the cost approach. Selection of the appropriate technique for valuing a particular asset or liability takes into consideration the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, determination of the appropriate valuation method requires significant judgment, and sufficient knowledge and expertise are required to apply the valuation techniques.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability using one of the three valuation techniques. Inputs can be observable or unobservable. Observable inputs are those assumptions which market participants would use in pricing the particular asset or liability. These inputs are based on market data and are obtained from a source independent of Horizon. Unobservable inputs are assumptions based on Horizon's own information or estimate of assumptions used by market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date. All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy which gives the highest ranking to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (i) quoted prices for similar assets; (ii) observable inputs for the asset or liability, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability.

Assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly (i.e., daily, weekly, monthly or quarterly). Recurring valuation occurs at a minimum on the measurement date. Assets and liabilities are considered to be fair valued on a nonrecurring basis if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements which require assets or liabilities to be assessed for impairment or recorded at the lower of cost or fair value. The fair value of assets or liabilities transferred in or out of Level 3 is measured on the transfer date, with any additional changes in fair value subsequent to the transfer considered to be realized or unrealized gains or losses.

Investment Securities Available for Sale — Horizon designates a portion of its investment portfolio as available for sale based on management's plans to use such securities for asset and liability management, liquidity and not to hold such securities as long-term investments. Management repositions the portfolio to take advantage of future expected interest rate trends when Horizon's long-term profitability can be enhanced. Investment securities available for sale and marketable equity securities are carried at estimated fair value and any net unrealized gains/ losses (after tax) on these securities are included in accumulated other comprehensive income. Amortization of premiums and accretion of discounts are recorded as interest income from securities. Gains/losses on the disposition of securities available for sale are recognized at the time of the transaction and are determined by the specific identification method.

Investment Securities Held to Maturity — Includes any security for which Horizon has the positive intent and ability to hold until maturity. These securities are carried at amortized cost.

Loans — Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs. Accrued interest receivable totaling $23.7 million and $17.5 million at December 31, 2023 and 2022 was excluded from the Allowance for Credit Losses ("ACL") calculation and was reported in accrued interest receivable on the consolidated balance sheet. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the effective yield method without anticipating prepayments.

Interest on commercial, mortgage and installment loans is recognized over the term of the loans based on the principal amount outstanding. When principal or interest is past due 90 days or more, and the loan is not well secured or in the process of collection, or when serious doubt exists as to the collectability of a loan, the accrual of interest is discontinued. Loan origination fees, net of direct loan origination costs, are deferred and recognized over the life of the loan as a yield adjustment. Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

From time to time, the Bank obtains information that may lead management to believe that the collection of payments may be doubtful on a particular loan. In recognition of this, it is management's policy to convert the loan from an "earning asset" to a non–accruing loan. The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date. Further, it is management's policy to generally place a loan on non–accrual status when the payment is delinquent in excess of 90 days or the loan has had the accrual of interest discontinued by management. The officer responsible for the loan and the Chief Commercial Banking and/or the Chief Operations Officer must review all loans placed on non–accrual status. Subsequent payments on non–accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Non–accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal in accordance with the loan terms. The Company requires a period of satisfactory performance of not less than six months before returning a non–accrual loan to accrual status.

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a modified loan will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

Consistent with regulatory guidance, charge–offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company's policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except 1–4 family residential properties and consumer, the Company promptly charges off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower's ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge–off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges off 1–4 family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance which provides for the charge–down or specific allocation of family first and junior lien mortgages to the net realizable value less costs to sell when the value is known but no later than when a loan is 180 days past due. Pursuant to such guidelines, the Company also charges off unsecured open–end loans when the loan is contractually 90 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well–secured and in the process of collection, such that collection in full will occur regardless of delinquency status, are not charged off.

A loan is individually evaluated when, based on current information, a creditor may be experiencing financial difficulty and repayment is substantially expected through operation or sale of collateral. For collateral–dependent assets individually evaluated, the Company utilizes, as a practical expedient, the fair value of collateral, adjusted for estimated costs to sell, when determining the allowance for credit losses.

Smaller–balance, homogeneous loans are evaluated in total. Such loans include residential first mortgage loans secured by 1–4 family residences, residential construction loans, automobile, home equity, second mortgage loans and mortgage warehouse loans. Commercial loans and mortgage loans secured by other properties are evaluated individually.

Purchased Credit Deteriorated ("PCD") Loans — The Company has purchased loans, some of which have experienced credit deterioration since origination. PCD loans are recorded at the amount paid. An ACL on loans is determined using the same methodology as other loans held for investment. The initial ACL on loans determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and ACL on loans becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized or accreted into interest income over the remaining life of the loan. Subsequent changes to the ACL on loans are recorded through credit loss expense.

Loans Held for Sale — Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to non–interest income. Gains and losses on loan sales are recorded in non–interest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non–interest income upon sale of the loan.

Concentrations of Credit Risk — The Bank grants commercial, real estate, and consumer loans to customers located primarily in the northern and central regions of Indiana and the southern and central regions of Michigan and provides mortgage warehouse lines to mortgage companies in the United States. Commercial loans make up approximately 61% of the loan portfolio and are secured by both real estate and business assets. These loans are expected to be repaid from cash flows from operations of the businesses. The Bank does not have a concentration in speculative commercial real estate loans. Residential real estate loans make up approximately 15% of the loan portfolio and are secured by residential real estate. Installment loans make up approximately 23% of the loan portfolio and are primarily secured by consumer assets. Mortgage warehouse loans make up approximately 1% of the loan portfolio and are secured by residential real estate.

Allowance for Credit Losses ("ACL") on Loans — The ACL on loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the ACL when management believes the loan balance is confirmed to be no longer collectible. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off.

Management estimates the ACL balance using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan–specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, changes in economic conditions, or other relevant factors.

(Table dollars in thousands except for per share data)

The Company considers the following when estimating credit losses: 1) available information relevant to assessing the collectibility of cash flows including internal information, external information or a combination of both relating to past events, current conditions and reasonable and supportable forecasts; 2) relevant qualitative and quantitative factors relating to the environment in which the Company operates and factors specific to the borrower; 3) off–balance sheet credit exposures; and credit support.

ACL on loans is measured on a collective basis and reflects impairment in groups of loans aggregated on the basis of similar risk characteristics which may include any one or a combination of the following: internal credit ratings, risk ratings or classification, financial asset type, collateral type, size, industry of the borrower, historical or expected credit loss patterns, and reasonable and supportable forecast periods. The ACL for a specific portfolio segment is computed by multiplying the loss rate by the amortized cost balance of the segment with adjustments for other qualitative factors as described above. As appropriate, newer credit products or portfolios with limited historical loss may use applicable external data for determining the ACL until experience justifies that sufficient product maturity supports the estimate of expected credit losses.

Pursuant to ASC 326–20–30–9, an entity shall not rely solely on past events to estimate expected credit losses, and should consider adjustments to historical information to reflect the extent to which management expects current conditions and forecasted conditions to differ from the periods utilized for the historical loss rate calculation. Management has incorporated an adjustment of the historical loss rate calculated within the model to reflect current and forecasted condition and has applied this adjustment on a qualitative factor basis to the aggregate pool loss rate.

The qualitative adjustment is based on a combination of external econometric data and internal factors such as portfolio composition, changes in management, changes in loan policy and other factors. The economic forecast is based in part on economic indexes and quantitative matrices with a twenty–four month forecast. The qualitative adjustment is calculated based on current and forecasted conditions and evaluated each quarter by management, and therefore is dynamic in nature. The qualitative economic adjustment is then reverted over a twelve month period to the historical base loss rate which is preserved in the calculation of “all in” loss rate.

Specific reserves reflect collateral shortfalls on loans identified for evaluation or individually considered non–performing, including troubled debt restructurings and receivables where the Company has determined foreclosure is probable. These loans no longer have similar risk characteristics to collectively evaluated loans due to changes in credit risk, borrower circumstances, recognition of write–offs, or cash collections that have been fully applied to principal on the basis of non–accrual policies. At a minimum, the population of loans subject to individual evaluation include individual loans and leases where it is probable we will be unable to collect all amounts due, according to the original contractual terms. These include commercial impaired loans, jumbo residential mortgages (as defined), and jumbo home equity loans with a balance exceeding $250,000, and other loans as determined by management. ACL for residential and consumer loans are, primarily, determined by pools of similar loans and are evaluated on a quarterly basis.

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not also included in the collective evaluation. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Modified Loans — The Company adopted ASU 2022–02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, during the first quarter of 2023. These amendments eliminated the troubled debt restructurings (“TDR”) recognition and measurement guidance and, instead, require that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty.

Prior to the adoption of ASU 2022–02, loans modified as TDRs generally consisted of allowing borrowers to defer scheduled principal payments and make interest only payments for a specified period of time at the stated interest rate of the original loan agreement or lower payments due to a modification of the loans' contractual terms. TDRs that continued to accrue interest were individually monitored on a monthly basis and evaluated for impairment annually and transferred to non–accrual status when it was probable that any remaining principal and interest

(Table dollars in thousands except for per share data)

payments due on the loan would not be collected in accordance with the contractual terms of the loan. TDRs that subsequently default were individually evaluated for impairment at the time of default.

Allowance for Credit Losses on Off–Balance Sheet ("OBS") Credit Exposures — The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The Company determines the estimated amount of expected credit extensions based on historical usage to calculate the amount of exposure for a loss estimate.

Allowance for Credit Losses on Available for Sale Securities — For available for sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For debt securities available for sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recorded in other comprehensive income.

Changes in the ACL are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the available for sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met.

Allowance for Credit Losses on Held to Maturity Securities — For held to maturity securities, the Company conducts an assessment of its held to maturity securities at the time of purchase and on at least an annual basis to ensure such investment securities remain within appropriate levels of risk and continue to perform satisfactorily in fulfilling its obligations. The Company considers, among other factors, the nature of the securities and credit ratings or financial condition of the issuer. If available, the Company obtains a credit rating for issuers from the Nationally Recognized Statistical Rating Organization ("NRSRO") for consideration. If this assessment indicates that a material credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss.

Premises and Equipment — Buildings and major improvements are capitalized and depreciated using primarily the straight-line method with useful lives ranging from 3 to 40 years. Furniture and equipment are capitalized and depreciated using primarily the straight-line method with useful lives ranging from 2 to 20 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on disposition are included in current operations.

Federal Reserve and Federal Home Loan Bank of Indianapolis (FHLBI) Stock — The stock is a required investment for institutions that are members of the Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") systems. The required investment in the common stock is based on a predetermined formula.

Partnership Investments — The Company invests in partnerships that generate qualified affordable housing and solar tax credits. The Company has elected to account for partnership investments in qualified affordable housing using the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is amortized to income tax expense in proportion to the tax credits and other tax benefits received. This net investment performance is recognized in the income statement as a component of income tax expense. The Company accounts for partnership investments that generate solar tax credits under the deferral method. The investment in the limited partnerships totaling $27.2 million and $4.5 million at December 31, 2023 and 2022, respectively is included in other assets in the consolidated balance sheets. The Company investments in qualified affordable housing tax credits and had funding commitments of $14.5 million at December 31, 2023. There has not

been any significant amortization or tax credits recorded related to the qualified affordable housing tax credits at December 31, 2023.

Mortgage Servicing Rights — Mortgage servicing assets are recognized separately when rights are acquired through purchase or through sale of financial assets. Under the servicing assets and liabilities accounting guidance (ASC 860-50), servicing rights resulting from the sale or securitization of loans originated by the Company are initially measured at fair value at the date of transfer. Under the amortization method, servicing rights are amortized in proportion to and over the period of estimated net servicing income. The amortized assets are assessed for impairment or increased obligation based on fair value at each reporting date.

Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. These variables change from quarter to quarter as market conditions and projected interest rates change, and may have an adverse impact on the value of the mortgage servicing right and may result in a reduction to non–interest income.

Each class of separately recognized servicing assets subsequently measured using the amortization method are evaluated and measured for impairment. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the carrying amount of the servicing assets for that tranche. The valuation allowance is adjusted to reflect changes in the measurement of impairment after the initial measurement of impairment. Changes in valuation allowances are reported with mortgage servicing income net of impairment on the income statement. Fair value in excess of the carrying amount of servicing assets for that stratum is not recognized.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Goodwill and Intangible Assets — Goodwill is tested annually for impairment or more frequently should potential triggering events be identified that may indicate potential impairment. At December 31, 2023, Horizon had core deposit intangibles of $13.6 million subject to amortization and $155.2 million of goodwill, which is not subject to amortization. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. Horizon's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of Horizon to provide quality, cost effective banking services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. A large majority of the goodwill relates to the acquisitions of Heartland, Summit, Peoples, Kosciusko, LaPorte, Lafayette, Wolverine and Salin.

(Table dollars in thousands except for per share data)

Bank Owned Life Insurance ("BOLI") – BOLI has been purchased on certain employees and directors of the Company. The Company records the life insurance at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or amounts due that are probable at settlement. As of December 31, 2023, Horizon had surrendered $113.9 million of its BOLI, of which, $69.9 million had been received and $44.0 million was carried as a receivable in other assets in the balance sheet. As of December 31, 2023, $6.6 million of the $44.0 million carried as a receivable was surrendered but were still considered as active policies by the carrier. Tax expense of $8.6 million was recorded through the income statement for the recognition of the gains on the policies plus the excise tax.

Securities Purchased Under Agreements to Resell, Securities Sold Under Agreements to Repurchase and Other Secured Borrowings — The Company purchases certain securities, generally U.S. government–sponsored entity and agency securities, under agreements to resell. The amounts advanced under these agreements represent short–term secured loans and are reflected as assets in the accompanying consolidated balance sheets. We also sell certain securities under agreements to repurchase. These agreements are treated as collateralized financing transactions. These and other secured borrowings such as loans sold not qualifying for sale accounting treatment, are reflected as liabilities in the accompanying consolidated balance sheets and are recorded at the amount of cash received in connection with the transaction. Short–term securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements can be re–pledged by the secured party. Additional collateral may be required based on the fair value of the underlying securities.

Income Taxes — The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries.

Trust Assets and Income — Property, other than cash deposits, held in a fiduciary or agency capacity is not included in the consolidated balance sheets since such property is not owned by Horizon.

Transfer of Financial Assets — The transfer of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company and put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

(Table dollars in thousands except for per share data)

Earnings per Common Share — Basic earnings per share is computed by dividing net income available to common shareholders (net income less dividend requirements for preferred stock and accretion of preferred stock discount) by the weighted–average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The following table shows computation of basic and diluted earnings per share.

	Years Ended December 31		
	2023	**2022**	**2021**
Basic earnings per share			
Net income	**$ 27,981**	$ 93,408	$ 87,091
Weighted average common shares outstanding	**43,630,160**	43,568,823	43,802,733
Basic earnings per share	**$ 0.64**	$ 2.14	$ 1.99
Diluted earnings per share			
Net income available to common shareholders	**$ 27,981**	$ 93,408	$ 87,091
Weighted average common shares outstanding	**43,630,160**	43,568,823	43,802,733
Effect of dilutive securities:			
Restricted stock	**208,827**	92,381	107,988
Stock options	**4,893**	37,911	44,559
Weighted average common shares outstanding	**43,843,880**	43,699,115	43,955,280
Diluted earnings per share	**$ 0.64**	$ 2.14	$ 1.98

There were 226,028, 319,760 and 140,955 shares for the twelve months ended December 31, 2023, 2022 and 2021, respectively, which were not included in the computation of diluted earnings per share because they were non-dilutive.

On July 16, 2019, the Board of Directors of the Company authorized a stock repurchase program for up to 2,250,000 shares of Horizon's issued and outstanding common stock, no par value. As of December 31, 2023, Horizon had repurchased a total of 803,349 shares at an average price per share of $16.89. In addition to the stock repurchase program, Horizon agreed to repurchase 1,000,000 shares at a price per share of $15.19 from an individual shareholder on March 6, 2020.

Dividend Restrictions — Horizon's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits combined with the retained net profits of the preceding two years, subject to the capital requirements described in Note 19. At December 31, 2023, the Bank could, without prior approval, declare dividends of approximately $117.2 million to Horizon. Additionally, the Federal Reserve Board limits the amount of dividends that may be paid by Horizon to its stockholders under its capital adequacy guidelines.

Consolidated Statements of Cash Flows — For purposes of reporting cash flows, cash and cash equivalents are defined to include cash and due from banks, money market investments and federal funds sold with maturities of one day or less. Horizon reports net cash flows for customer loan transactions, deposit transactions, short–term investments and borrowings.

Comprehensive Income (Loss) — Comprehensive income (loss) consists of net income and other comprehensive income (loss), net of applicable income taxes. Other comprehensive income (loss) includes unrealized gain (loss) on available for sale securities, unrealized and realized gains and losses in cash flow derivative financial instruments and accretion (amortization) of available for sale securities transferred to held to maturity.

(Table dollars in thousands except for per share data)

Share–Based Compensation — At December 31, 2023, Horizon had share–based compensation plans, which are described more fully in Note 20. All share–based payments are to be recognized as expense, based upon their fair values, in the financial statements over the vesting period of the awards. Horizon has recorded approximately $3.6 million, $2.5 million, and $1.8 million in compensation expense relating to vesting of stock options and restricted stock awards less estimated forfeitures for the 12–month periods ended December 31, 2023, 2022 and 2021, respectively.

Derivative Financial Instruments — The Company occasionally enters into derivative financial instruments as part of its interest rate risk management strategies. These derivative financial instruments consist primarily of interest rate swaps. All derivative instruments are recorded on the Consolidated Balance Sheets, as either an asset or liability, at their fair value. The accounting for the gain or loss resulting from the change in fair value depends on the intended use of the derivative. For a derivative used to hedge changes in fair value of a recognized asset or liability, or an unrecognized firm commitment, the gain or loss on the derivative will be recognized in earnings together with the offsetting loss or gain on the hedged item. This results in an earnings impact only to the extent that the hedge is ineffective in achieving offsetting changes in fair value. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in earnings. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss of the effective portion of the derivative will be deferred, and reported as accumulated other comprehensive income, a component of stockholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are recognized in non–interest income or non–interest expense.

Revenue Recognition — Accounting Standards Codification 606, *"Revenue from Contracts with Customers"* (ASC 606) provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance enumerates five steps that entities should follow in achieving this core principle. Revenue generated from financial instruments, including loans and investment securities, are not included in the scope of ASC 606. The adoption of ASC 606 did not result in a change to the accounting of any of the Company's revenue streams that are within the scope of the amendments. Revenue–gathering activities that are within the scope of ASC 606 and that are presented as non-interest income in the Company's consolidated statements of income include:

- Service charges and fees on deposit accounts – these include general service fees charged for deposit account maintenance and activity and transaction-based fees charged for certain services, such as debit card, wire transfer and overdraft activities. Revenue is recognized when the performance obligation is completed, which is generally after a transaction is completed or monthly for account maintenance services.
- Fiduciary activities – this includes periodic fees due from trust and wealth management customers for managing the customers' financial assets. Fees are charged based on a standard agreement and are recognized as they are earned.

Segments — Horizon has one principal business segment, commercial banking. While our chief decision makers monitor the revenue streams of various products and services, the identifiable segments' operations are managed and financial performance is evaluated on a company–wide basis. Accordingly, all of the Company's financial service operations are considered to be aggregated in one reportable operating segment.

Revision of Previously Issued Financial Statements

We corrected an immaterial error related to amounts reported in previously issued financial statements for the periods presented in the Annual Report on Form 10–K. The error relates to the incorrect classification of revolving lines of credit as term loans in the vintage loan disclosure. The correction of this error resulted in the classification of certain term loans as lines of credit in the vintage loan disclosure. The revision did not change the total amount of loans reported and did not impact the Company's net income.

We evaluated the aggregate effects of this error to our previously issued financial statements in accordance with SEC Staff Accounting Bulletins No. 99 and No. 108 and, based upon quantitative and qualitative factors, determined that the error was not material to the previously issued financial statements and disclosures included in our Annual Report on Form 10–K for the year ended December 31, 2022.

(Table dollars in thousands except for per share data)

The following tables present the revisions to vintage loan disclosure at December 31, 2022 to reflect the correction of the errors:

	As Reported			As Revised			
	Term	Revolving	Total	Term	Revolving Term	Revolving	Total
Commercial							
Owner occupied real estate							
Pass	$ 490,056	$ 76,493	$ 566,549	$ 484,893	$ 76,493	$ 5,163	$ 566,549
Special Mention	9,413	83	9,496	9,413	83	—	9,496
Substandard	15,641	2,876	18,517	15,641	2,876	—	18,517
Total owner occupied real estate	$ 515,110	$ 79,452	$ 594,562	$ 509,947	$ 79,452	$ 5,163	$ 594,562
Non–owner occupied real estate							
Pass	$ 955,956	$ 182,681	$ 1,138,637	$ 944,105	$ 182,681	$ 11,851	$ 1,138,637
Special Mention	42,419	—	42,419	42,419	—	—	42,419
Substandard	6,021	—	6,021	6,021	—	—	6,021
Total non–owner occupied real estate	$ 1,004,396	$ 182,681	$ 1,187,077	$ 992,545	$ 182,681	$ 11,851	$ 1,187,077
Residential spec homes							
Pass	$ 6,404	$ 4,334	$ 10,738	$ 779	$ 4,333	$ 5,626	$ 10,738
Special Mention	—	—	—	—	—	—	—
Substandard	—	100	100	—	100	—	100
Total residential spec homes	$ 6,404	$ 4,434	$ 10,838	$ 779	$ 4,433	$ 5,626	$ 10,838
Development & spec land							
Pass	$ 13,279	$ 13,008	$ 26,287	$ 13,257	$ 13,008	$ 22	$ 26,287
Special Mention	145	—	145	145	—	—	145
Substandard	178	748	926	178	748	—	926
Total development & spec land	$ 13,602	$ 13,756	$ 27,358	$ 13,580	$ 13,756	$ 22	$ 27,358
Commercial & industrial							
Pass	$ 574,972	$ 49,859	$ 624,831	$ 419,702	$ 49,276	$ 159,017	$ 627,995
Special Mention	4,636	—	4,636	3,427	—	1,208	4,635
Substandard	12,603	5,517	18,120	5,468	2,322	7,167	14,957
Total commercial & industrial	$ 592,211	$ 55,376	$ 647,587	$ 428,597	$ 51,598	$ 167,392	$ 647,587

(Table dollars in thousands except for per share data)

	As Reported			As Revised			
	Term	Revolving	Total	Term	Revolving Term	Revolving	Total
Real estate							
Residential mortgage							
Performing	$ 603,636	$ 792	$ 604,428	$ 604,428	$ —	$ —	$ 604,428
Non–performing	8,123	—	8,123	8,123	—	—	8,123
Total residential mortgage	$ 611,759	$ 792	$ 612,551	$ 612,551	$ —	$ —	$ 612,551
Residential construction							
Performing	$ 187	$ 40,554	$ 40,741	$ —	$ 40,741	$ —	$ 40,741
Non–performing	—	—	—	—	—	—	—
Total residential construction	$ 187	$ 40,554	$ 40,741	$ —	$ 40,741	$ —	$ 40,741
Mortgage warehouse							
Performing	$ —	$ 69,529	$ 69,529	$ —	$ —	$ 69,529	$ 69,529
Non–performing	—	—	—	—	—	—	—
Total mortgage warehouse	$ —	$ 69,529	$ 69,529	$ —	$ —	$ 69,529	$ 69,529

	As Reported			As Revised			
	Term	Revolving	Total	Term	Revolving Term	Revolving	Total
Consumer							
Direct installment							
Performing	$ 56,441	$ 9	$ 56,450	$ 54,290	$ 9	$ 2,151	$ 56,450
Non–performing	164	—	164	164	—	—	164
Total direct installment	$ 56,605	$ 9	$ 56,614	$ 54,454	$ 9	$ 2,151	$ 56,614
Indirect installment							
Performing	$ 499,781	$ —	$ 499,781	$ 499,781	$ —	$ —	$ 499,781
Non–performing	768	—	768	768	—	—	768
Total indirect installment	$ 500,549	$ —	$ 500,549	$ 500,549	$ —	$ —	$ 500,549
Home equity							
Performing	$ 400,048	$ 7,089	$ 407,137	$ 53,226	$ 7,089	$ 346,822	$ 407,137
Non–performing	1,512	1,943	3,455	1,512	1,943	—	3,455
Total home equity	$ 401,560	$ 9,032	$ 410,592	$ 54,738	$ 9,032	$ 346,822	$ 410,592

(Table dollars in thousands except for per share data)

Adoption of New Accounting Standards

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2022–02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*

The FASB has issued ASU No. 2022–02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, in March 2022. These amendments eliminate the troubled debt restructurings ("TDR") recognition and measurement guidance and, instead, require that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. Additionally, these amendments require that an entity disclose current–period gross write–offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326–20. The guidance was effective for entities that have adopted ASU 2016–13 for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. These amendments should be applied prospectively. If an entity elects to early adopt ASU 2022–02 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes the interim period. An entity may elect to early adopt the amendments about TDRs and related disclosure enhancements separately from the amendments related to vintage disclosures. The Company adopted this standard during the first quarter of 2023 and it did not have a material impact on the consolidated financial statements.

FASB ASU No. 2020–04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*

The FASB has issued ASU 2020–04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides temporary, optional guidance to ease the potential burden in accounting for, or recognizing the effects of, the transition away from the LIBOR or other interbank offered rate on financial reporting. To help with the transition to new reference rates, the ASU provides optional expedients and exceptions for applying GAAP to affected contract modifications and hedge accounting relationships. The main provisions include:

- A change in a contract's reference interest rate would be accounted for as a continuation of that contract rather than as the creation of a new one for contracts, including loans, debt, leases, and other arrangements, that meet specific criteria.
- When updating its hedging strategies in response to reference rate reform, an entity would be allowed to preserve its hedge accounting.

The guidance is applicable only to contracts or hedge accounting relationships that reference LIBOR or another reference rate expected to be discontinued. Because the guidance is meant to help entities through the transition period, it will be in effect for a limited time and will not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, for which an entity has elected certain optional expedients that are retained through the end of the hedging relationship. The amendments in this ASU are effective March 12, 2020 through December 31, 2022.

ASU 2020–04 permits relief solely for reference rate reform actions and permits different elections over the effective date for legacy and new activity. Accordingly, the Company is evaluating and reassessing the elections on a quarterly basis. For current elections in effect regarding the assertion of the probability of forecasted transactions, the Company elects the expedient to assert the probability of the hedged interest payments and receipts regardless of any expected modification in terms related to reference rate reform.

With the issuance of ASU 2022–6, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, the sunset date for the adoption of ASU 2020–04 was extended from December 31, 2022 to December 31, 2024. The Company adopted the expedients included in this ASU in 2023 as it transferred its loans and other financial instruments to another reference rate.

(Table dollars in thousands except for per share data)

Accounting Guidance Issued But Not Yet Adopted

FASB ASU No. 2023–02, *Investments Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*

The FASB has issued ASU 2023–02, *Investments Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.* This guidance allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. This guidance is effective for public business entities for fiscal years including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted in any interim period. The Company is assessing ASU 2023–02 and its impact on its accounting and disclosures.

Note 2 – Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2023 and 2022, cash equivalents consisted primarily of money market accounts with brokers and certificates of deposit.

At December 31, 2023, the Company's cash accounts exceeded federally insured limits by approximately $447.7 million. Approximately $402.6 million of this amount was held by either the Federal Reserve Bank or the Federal Home Loan Bank of Indianapolis, which is not federally insured.

Note 3 – Securities

The fair value of securities is as follows:

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury and federal agencies	$ 72,938	—	$ (8,561)	$ 64,377
State and municipal	353,299	—	(49,269)	304,030
Federal agency collateralized mortgage obligations	3,931	—	(351)	3,580
Federal agency mortgage–backed pools	161,130	—	(23,833)	137,297
Corporate notes	43,317	455	(5,805)	37,967
Total available for sale investment securities	$ 634,615	$ 455	$ (87,819)	$ 547,251

(Table dollars in thousands except for per share data)

	December 31, 2023					
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses	Net Carrying Amount
Held to maturity						
U.S. Treasury and federal agencies	$ 287,259	$ —	$ (41,299)	$ 245,960	$ —	$ 287,259
State and municipal	1,088,499	1,185	(150,323)	939,361	(20)	1,088,479
Federal agency collateralized mortgage obligations	51,325	—	(7,846)	43,479	—	51,325
Federal agency mortgage–backed pools	323,649	—	(48,621)	275,028	—	323,649
Private labeled mortgage–backed pools	32,329	—	(4,595)	27,734	(7)	32,322
Corporate notes	162,734	—	(25,538)	137,196	(130)	162,604
Total held to maturity investment securities	$ 1,945,795	$ 1,185	$ (278,222)	$ 1,668,758	$ (157)	$ 1,945,638

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury and federal agencies	$ 294,329	$ —	$ (27,150)	$ 267,179
State and municipal	505,006	140	(71,602)	433,544
Federal agency collateralized mortgage obligations	33,011	—	(1,796)	31,215
Federal agency mortgage–backed pools	220,963	—	(30,307)	190,656
Corporate notes	84,393	195	(9,624)	74,964
Total available for sale investment securities	$ 1,137,702	$ 335	$ (140,479)	$ 997,558
Held to maturity				
U.S. Treasury and federal agencies	$ 295,250	$ —	$ (49,237)	$ 246,013
State and municipal	1,127,669	374	(192,458)	935,585
Federal agency collateralized mortgage obligations	56,564	—	(8,865)	47,699
Federal agency mortgage–backed pools	343,953	—	(56,714)	287,239
Private labeled mortgage–backed pools	35,466	—	(5,493)	29,973
Corporate notes	163,846	—	(29,046)	134,800
Total held to maturity investment securities	$ 2,022,748	$ 374	$ (341,813)	$ 1,681,309

The Company elected to transfer 793 AFS securities with an aggregate fair value of $120.9 million to a classification of HTM on March 31, 2022. In accordance with FASB ASC 320–10–55–24, the transfer from AFS to HTM must be recorded at the fair value of the AFS securities at the time of transfer. The net unrealized holding loss of $814,000, net of tax, at the date of transfer was retained in accumulated other comprehensive income (loss), with the associated pre–tax amount retained in the carrying value of the HTM securities. Such amounts will be accreted to comprehensive income over the remaining life of the securities. The fair value of the transferred AFS securities became the book value of the HTM securities at March 31, 2022.

The Company elected to transfer 475 AFS securities with an aggregate fair value of $490.2 million to a classification of HTM on December 31, 2021. In accordance with FASB ASC 320–10–55–24, the transfer from AFS to HTM must be recorded at the fair value of the AFS securities at the time of transfer. The net unrealized holding gain of $5.9 million, net of tax, at the date of transfer was retained in accumulated other comprehensive income (loss), with the associated pre–tax amount retained in the carrying value of the HTM securities. Such amounts will be amortized

(Table dollars in thousands except for per share data)

to comprehensive income over the remaining life of the securities. The fair value of the transferred AFS securities became the book value of the HTM securities at December 31, 2021.

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2023 and December 31, 2022, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2023		December 31, 2022	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale				
Within one year	$ 5,505	$ 5,408	$ 1,535	$ 1,512
One to five years	100,301	89,650	340,212	312,137
Five to ten years	167,764	141,203	238,045	204,282
After ten years	195,984	170,113	303,936	257,756
	469,554	406,374	883,728	775,687
Federal agency collateralized mortgage obligations	3,931	3,580	33,011	31,215
Federal agency mortgage–backed pools	161,130	137,297	220,963	190,656
Total available for sale investment securities	$ 634,615	$ 547,251	$ 1,137,702	$ 997,558
Held to maturity				
Within one year	$ 33,483	$ 33,169	$ 32,610	$ 32,382
One to five years	225,957	216,354	222,443	209,854
Five to ten years	350,843	304,067	324,967	280,618
After ten years	928,209	768,927	1,006,745	793,544
	1,538,492	1,322,517	1,586,765	1,316,398
Federal agency collateralized mortgage obligations	51,325	43,479	56,564	47,699
Federal agency mortgage–backed pools	323,649	275,028	343,953	287,239
Private labeled mortgage–backed pools	32,329	27,734	35,466	29,973
Total held to maturity investment securities	$ 1,945,795	$ 1,668,758	$ 2,022,748	$ 1,681,309

(Table dollars in thousands except for per share data)

The following table shows the gross unrealized losses and the fair value of the Company's available for sale investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2023.

	December 31, 2023					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment Securities						
U.S. Treasury and federal agencies	$ —	$ —	$ 64,377	$ (8,561)	$ 64,377	$ (8,561)
State and municipal	2,387	(236)	301,643	(49,033)	304,030	(49,269)
Federal agency collateralized mortgage obligations	—	—	3,580	(351)	3,580	(351)
Federal agency mortgage–backed pools	—	—	137,289	(23,833)	137,289	(23,833)
Corporate notes	—	—	36,359	(5,805)	36,359	(5,805)
Total securities	$ 2,387	$ (236)	$ 543,248	$ (87,583)	$ 545,635	$ (87,819)

The following table shows the gross unrealized losses and the fair value of the Company's available for sale and held to maturity investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022.

	December 31, 2022					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment Securities						
U.S. Treasury and federal agencies	$ 217,357	$ (16,692)	$ 295,585	$ (59,695)	$ 512,942	$ (76,387)
State and municipal	533,871	(45,881)	757,061	(218,179)	1,290,932	(264,060)
Federal agency collateralized mortgage obligations	40,301	(2,881)	38,613	(7,780)	78,914	(10,661)
Federal agency mortgage–backed pools	49,633	(3,211)	428,243	(83,810)	477,876	(87,021)
Private labeled mortgage–backed pools	—	—	29,973	(5,493)	29,973	(5,493)
Corporate notes	38,906	(6,787)	169,921	(31,883)	208,827	(38,670)
Total securities	$ 880,068	$ (75,452)	$1,719,396	$ (406,840)	$2,599,464	$ (482,292)

Certain investments in debt securities are reported in the consolidated financial statements at an amount less than their historical cost. As of December 31, 2023 and 2022, the Company had 2,290 and 2,828 securities, respectively, with market values below their cost basis. The total fair value of these investments at December 31, 2023 and 2022 was $2.1 billion and $2.6 billion, which is approximately 85% and 86%, respectively, of the Company's available for sale and held to maturity securities portfolio. These declines resulted primarily from fluctuations in market interest rates after purchase. Management believes the declines in fair value for these securities are temporary.

No allowance for credit losses for available for sale debt securities was needed at December 31, 2023 and December 31, 2022.

The allowance for credit losses for held to maturity securities is a contra asset valuation account that is deducted from the carrying amount of held to maturity securities to present the net amount expected to be collected. Held to maturity securities are charged off against the allowance for credit loss when deemed uncollectible. Adjustments to the allowance for credit loss are reported in our Consolidated Statements of Income in credit loss expense. We measure expected credit losses on held to maturity securities on a collective basis by major security type with each type sharing similar risk characteristics, and considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. With regard to U.S. Government–sponsored treasuries, agency and mortgage–backed securities, all these securities are issued by a U.S. government–sponsored entity

(Table dollars in thousands except for per share data)

and have an implicit or explicit government guarantee; therefore, no allowance for credit losses has been recorded for these securities. With regard to obligations of states and municipal, private label mortgage–backed and corporate note held to maturity securities, we consider (1) issuer bond ratings, (2) historical loss rates for given bond ratings, (3) the financial condition of the issuer, and (4) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities. Historical loss rates associated with securities having similar grades as those in our portfolio have been insignificant. As of December 31, 2023, there were no past due principal and interest payments associated with these securities. An allowance for credit loss of $157,000 recorded on these securities based on applying the long–term historical rating agency credit loss rate for similarly rated securities.

Accrued interest receivable on available for sale debt securities and held to maturity securities totaled $14.7 million and $17.8 million at December 31, 2023 and December 31, 2022, respectively, and is excluded from the estimate of credit losses.

The U.S. government sponsored entities and agencies and mortgage–backed securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major credit rating agencies, and have a long history of no credit losses. Therefore, for those securities, we do not record expected credit losses.

Information regarding security proceeds, gross gains and gross losses are presented below.

	Year Ended December 31		
	2023	2022	2021
Sales of securities available for sale			
Proceeds	$ 439,285	$ —	$ 27,514
Gross gains	215	—	914
Gross losses	(32,267)	—	—

The tax effect of the proceeds from the sale of securities available for sale was $6.7 million, $0 and $192,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company pledges securities to secure retail and corporate repurchase agreements to the Federal Reserve for borrowing availability and as settlements for the fair value of swap agreements. At December 31, 2023, the Company had pledged $145.2 million of fair value or $170.3 million of amortized cost, in securities as collateral for $136.0 million in repurchase agreements, $1.4 billion of fair value or $1.7 billion of amortized cost, in securities as collateral for borrowing availability at the Federal Reserve with $430.0 million current outstanding borrowings and $20.2 million of fair value or $23.0 million of amortized cost, in securities as collateral for $26.6 million in settlements on the fair value of swap agreements.

Note 4 – Loans

The table below identifies the Company's loan portfolio segments and classes.

Portfolio Segment	Class of Financing Receivable
Commercial	Owner occupied real estate
	Non–owner occupied real estate
	Residential spec homes
	Development & spec land
	Commercial & industrial
Real estate	Residential mortgage
	Residential construction
Mortgage warehouse	Mortgage warehouse
Consumer	Direct installment
	Indirect installment
	Home equity

Portfolio segment is defined as a level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. Class of financing receivable is defined as a group of financing receivables determined on the basis of both of the following, 1) risk characteristics of the financing receivable, and 2) an entity's method for monitoring and assessing credit risk. Generally, the Bank does not move loans from a revolving loan to a term loan other than construction loans. Construction loans are reviewed and rewritten prior to being originated as a term loan.

(Table dollars in thousands except for per share data)

The following table presents total loans outstanding by portfolio class, as of December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
Commercial		
Owner occupied real estate	$ 640,731	$ 594,562
Non–owner occupied real estate	1,273,838	1,187,077
Residential spec homes	13,489	10,838
Development & spec land	34,039	27,358
Commercial & industrial	712,863	647,587
Total commercial	2,674,960	2,467,422
Real estate		
Residential mortgage	654,295	612,551
Residential construction	26,841	40,741
Mortgage warehouse	45,078	69,529
Total real estate	726,214	722,821
Consumer		
Direct installment	52,366	56,614
Indirect installment	399,946	500,549
Home equity	564,144	410,592
Total consumer	1,016,456	967,755
Total loans	4,417,630	4,157,998
Allowance for credit losses	(50,029)	(50,464)
Net loans	$ 4,367,601	$ 4,107,534

Total loans include net deferred loan costs of $21.9 million and $22.7 million at December 31, 2023 and 2022, respectively.

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected, and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves larger loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets, the general economy or fluctuations in interest rates. The properties securing the Company's commercial real estate portfolio are diverse in terms of property type, and are monitored for concentrations of credit. Management monitors and evaluates commercial real estate loans based on collateral, cash flow and risk grade criteria. As a general rule, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner occupied commercial real estate loans versus non-owner occupied loans.

Real Estate and Consumer

With respect to residential loans that are secured by 1-4 family residences and are generally owner occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Mortgage Warehousing

Horizon's mortgage warehouse lending has specific mortgage companies as customers of Horizon Bank. Individual mortgage loans originated by these mortgage companies are funded as a secured borrowing with a pledge of collateral under Horizon's agreement with the mortgage company. Each mortgage loan funded by Horizon undergoes an underwriting review by Horizon to the end investor guidelines and is assigned to Horizon until the loan is sold to the secondary market by the mortgage company. In addition, Horizon takes possession of each original note and forwards such note to the end investor once the mortgage company has sold the loan. At the time a loan is transferred to the secondary market, the mortgage company reacquires the loan under its option within the agreement. Due to the reacquire feature contained in the agreement, the transaction does not qualify as a sale and therefore is accounted for as a secured borrowing with a pledge of collateral pursuant to the agreement with the mortgage company. When the individual loan is sold to the end investor by the mortgage company, the proceeds from the sale of the loan are received by Horizon and used to pay off the loan balance with Horizon along with any accrued interest and any related fees. The remaining balance from the sale is forwarded to the mortgage company. These individual loans typically are sold by the mortgage company within 30 days and are seldom held more than 90 days. Interest income is accrued during this period and collected at the time each loan is sold. Fee income for each loan sold is collected when the loan is sold, and no costs are deferred due to the term between each loan funding and related payoff, which is typically less than 30 days.

(Table dollars in thousands except for per share data)

Based on the agreements with each mortgage company, at any time a mortgage company can reacquire from Horizon its outstanding loan balance on an individual mortgage and regain possession of the original note. Horizon also has the option to request that the mortgage company reacquire an individual mortgage. Should this occur, Horizon would return the original note and reassign the assignment of the mortgage to the mortgage company. Also, in the event that the end investor would not be able to honor the purchase commitment and the mortgage company would not be able to reacquire its loan on an individual mortgage, Horizon would be able to exercise its rights under the agreement.

Non–performing Loans

The following table presents non–accrual loans and loans past due over 90 days still on accrual by class of loans at December 31, 2023:

	December 31, 2023		
	Non–accrual	**Loans Past Due Over 90 Days Still Accruing**	**Non–accruing Loans with no Allowance for Credit Losses**
Commercial			
Owner occupied real estate	$ 2,636	$ —	$ 1,789
Non–owner occupied real estate	3,485	—	1,242
Residential spec homes	—	—	—
Development & spec land	617	—	617
Commercial and industrial	624	—	20
Total commercial	7,362	—	3,668
Real estate			
Residential mortgage	8,058	—	—
Residential construction	—	—	—
Mortgage warehouse	—	—	—
Total real estate	8,058	—	—
Consumer			
Direct installment	88	—	—
Indirect installment	899	299	—
Home equity	3,303	260	—
Total consumer	4,290	559	—
Total	$ 19,710	$ 559	$ 3,668

(Table dollars in thousands except for per share data)

The following table presents non–accrual loans, loans past due over 90 days still on accrual, and troubled debt restructured loans by class of loans at December 31, 2022:

	December 31, 2022					
	Non–accrual	Loans Past Due Over 90 Days Still Accruing	Non–performing TDRs	Performing TDRs	Total	Non–performing Loans with no Allowance for Credit Losses
Commercial						
Owner occupied real estate	$ 3,423	$ —	$ —	$ 568	3,991	$ 3,805
Non–owner occupied real estate	3,866	—	—	269	4,135	2,211
Residential spec homes	101	—	—	—	101	101
Development & spec land	815	—	—	—	815	65
Commercial and industrial	288	—	—	—	288	288
Total commercial	8,493	—	—	837	9,330	6,470
Real estate						
Residential mortgage	5,479	43	1,210	1,391	8,123	8,123
Residential construction	—	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—	—
Total real estate	5,479	43	1,210	1,391	8,123	8,123
Consumer						
Direct installment	138	26	—	—	164	164
Indirect installment	745	23	—	—	768	768
Home equity	2,775	—	338	342	3,455	3,455
Total consumer	3,658	49	338	342	4,387	4,387
Total	$ 17,630	$ 92	$ 1,548	$ 2,570	$ 21,840	$ 18,980

There was no interest income recognized on non–accrual loans during the twelve months ended December 31, 2023, 2022 and 2021 while the loans were in non–accrual status.

(Table dollars in thousands except for per share data)

The following table presents the payment status by class of loan at December 31, 2023:

	December 31, 2023					
	Current	**30–59 Days Past Due**	**60–89 Days Past Due**	**90 Days or Greater Past Due**	**Total Past Due**	**Total Loans**
Commercial						
Owner occupied real estate	$ 638,389	$ 2,342	—	—	$ 2,342	$ 640,731
Non–owner occupied real estate	1,273,791	—	—	47	47	1,273,838
Residential spec homes	13,489	—	—	—	—	13,489
Development & spec land	33,036	—	1,003	—	1,003	34,039
Commercial and industrial	710,567	1,659	54	583	2,296	712,863
Total commercial	2,669,272	4,001	1,057	630	5,688	2,674,960
Real estate						
Residential mortgage	646,984	2,823	2,353	2,135	7,311	654,295
Residential construction	26,841	—	—	—	—	26,841
Mortgage warehouse	45,078	—	—	—	—	45,078
Total real estate	718,903	2,823	2,353	2,135	7,311	726,214
Consumer						
Direct installment	52,001	304	10	51	365	52,366
Indirect installment	393,615	4,958	736	637	6,331	399,946
Home equity	558,062	3,748	1,217	1,117	6,082	564,144
Total consumer	1,003,678	9,010	1,963	1,805	12,778	1,016,456
Total	$ 4,391,853	$ 15,834	$ 5,373	$ 4,570	$ 25,777	$ 4,417,630

(Table dollars in thousands except for per share data)

The following table presents the payment status by class of loans, excluding non–accrual loans of $17.6 million and non–performing TDRs $1.5 million of at December 31, 2022:

	December 31, 2022					
	Current	30–59 Days Past Due	60–89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Total
Commercial						
Owner occupied real estate	$ 590,870	$ 269	$ —	$ —	$ 269	$ 591,139
Non–owner occupied real estate	1,183,195	16	—	—	16	1,183,211
Residential spec homes	10,737	—	—	—	—	10,737
Development & spec land	26,513	—	30	—	30	26,543
Commercial and industrial	646,792	507	—	—	507	647,299
Total commercial	2,458,107	792	30	—	822	2,458,929
Real estate						
Residential mortgage	603,630	1,980	209	43	2,232	605,862
Residential construction	40,741	—	—	—	—	40,741
Mortgage warehouse	69,529	—	—	—	—	69,529
Total real estate	713,900	1,980	209	43	2,232	716,132
Consumer						
Direct installment	56,266	168	16	26	210	56,476
Indirect installment	494,341	4,536	904	23	5,463	499,804
Home equity	405,405	1,413	661	—	2,074	407,479
Total consumer	956,012	6,117	1,581	49	7,747	963,759
Total	$ 4,128,019	$ 8,889	$ 1,820	$ 92	$ 10,801	$ 4,138,820

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

Modified Loans

The Company adopted ASU 2022–02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures,* during the first quarter of 2023. These amendments eliminated the troubled debt restructured ("TDR") recognition measurement guidance and, instead, require that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. During the twelve months ended December 31, 2023, the Company did not modify any troubled loans.

Prior to the adoption of ASU 2022–02, loans modified as TDRs generally consisted of allowing borrowers to defer scheduled principal repayments and make interest only payments for a specified period of time at the stated interest rate of the original loan agreement or lower payments due to a modification of the loans' contractual terms. TDRs that continued to accrue interest were individually monitored on a monthly basis and evaluated for impairment annually and transferred to non–accrual status when it was probable that any remaining principal and interest payments due on the loan would not be collected in accordance with the contractual terms of the loan. TDRs that subsequently defaulted were individually evaluated for impairment at the time of default.

(Table dollars in thousands except for per share data)

The following table presents TDRs by class of loan at December 31, 2022:

	December 31, 2022		
	Non-accrual	Accruing	Total
Commercial			
Owner occupied real estate	$ —	$ 568	$ 568
Non–owner occupied real estate	—	269	269
Residential spec homes	—	—	—
Development & spec land	—	—	—
Commercial and industrial	—	—	—
Total commercial	—	837	837
Real estate			
Residential mortgage	1,210	1,391	2,601
Residential construction	—	—	—
Mortgage warehouse	—	—	—
Total real estate	1,210	1,391	2,601
Consumer			
Direct installment	—	—	—
Indirect installment	—	—	—
Home equity	338	342	680
Total consumer	338	342	680
Total	$ 1,548	$ 2,570	$ 4,118

Collateral Dependent Financial Assets

A collateral dependent financial loan relies solely on the operation or sale of the collateral for repayment. In evaluating the overall risk associated with the loan, the Company considers character, overall financial condition and resources, and payment record of the borrower; the prospects for support from any financially responsible guarantors; and the nature and degree of protection provided by the cash flow and value of any underlying collateral. However, as other sources of repayment become inadequate over time, the significance of the collateral's value increases and the loan may become collateral dependent.

(Table dollars in thousands except for per share data)

The tables below present the amortized cost basis and allowance for credit losses ("ACL") allocated for collateral dependent loans in accordance with ASC 326, which are individually evaluated to determine expected credit losses, at December 31, 2023 and 2022.

	December 31, 2023				
	Real Estate	Accounts Receivable/ Equipment	Other	Total	ACL Allocation
Commercial					
Owner occupied real estate	$ 2,636	$ —	$ —	$ 2,636	$ 190
Non–owner occupied real estate	3,485	—	—	3,485	699
Development & spec land	617	—	—	617	—
Commercial and industrial	563	42	20	625	604
Total commercial	7,301	42	20	7,363	1,493
Total collateral dependent loans	$ 7,301	$ 42	$ 20	$ 7,363	$ 1,493

	December 31, 2022				
	Real Estate	Accounts Receivable/ Equipment	Other	Total	ACL Allocation
Commercial					
Owner occupied real estate	$ 3,905	$ 95	$ —	$ 4,000	$ 215
Non–owner occupied real estate	4,135	—	—	4,135	988
Residential spec homes	101	—	—	101	—
Development & spec land	815	—	—	815	36
Commercial and industrial	—	248	31	279	—
Total commercial	8,956	343	31	9,330	1,239
Total collateral dependent loans	$ 8,956	$ 343	$ 31	$ 9,330	$ 1,239

Credit Quality Indicators

Horizon Bank's processes for determining credit quality differ slightly depending on whether a new loan or a renewed loan is being underwritten, or whether an existing loan is being re–evaluated for credit quality. The latter usually occurs upon receipt of current financial information or other pertinent data that would trigger a change in the credit quality grade.

- For new and renewed commercial loans, the Bank's Credit Department, which acts independently of the loan officer, assigns the credit quality grade to the loan. Loan grades for loans with an aggregate credit exposure that exceeds the authorities in the respective regions (ranging from $3,000,000 to $6,000,000) are validated by the Loan Committee, which is chaired by the Chief Commercial Banking Officer ("CCBO").
- Commercial loan officers are responsible for reviewing their loan portfolios and promptly assessing any adverse change in credit quality and revising the risk rating appropriately. When circumstances warrant a change in the credit quality grade, loan officers are required to notify the Credit Department of the change in the credit quality grade. Downgrades are accepted immediately, however, lenders must present their factual information to the Credit Department when recommending an upgrade. Downgrades to impaired status require the concurrence of the CCBO and the Senior Workout Loan Manager.
- The CCBO, or a designee, meets periodically with loan officers to discuss the status of past due loans and classified loans. These meetings are also designed to give the loan officers an opportunity to identify an existing loan that should be downgraded to a classified grade.

- Monthly, senior management meets as members of the Watch Committee, which reviews all of the past due, classified, and impaired loans and the relative trends of these assets. This committee also reviews the actions taken by management regarding foreclosure mitigation, loan extensions, loan modifications, other real estate owned and personal property repossessions. The information reviewed in this meeting acts as a precursor for developing management's analysis of the adequacy of the Allowance for Credit Losses on Loans and Leases.

For residential real estate and consumer loans, Horizon uses a grading system based on delinquency. Loans that are 90 days or more past due, on non–accrual, or are classified as modified loans are graded "Substandard." After being 90 to 120 days delinquent a loan is charged off unless it is well secured and in the process of collection. If the latter case exists, the loan is placed on non–accrual. Occasionally a mortgage loan may be graded as "Special Mention." When this situation arises, it is because the characteristics of the loan and the borrower fit the definition of a Risk Grade 5 described below, which is normally used for grading commercial loans. Loans not graded Substandard are considered Pass.

Horizon Bank employs a nine–grade rating system to determine the credit quality of commercial loans. The first five grades represent acceptable quality, and the last four grades mirror the criticized and classified grades used by the bank regulatory agencies (special mention, substandard, doubtful, and loss). The loan grade definitions are detailed below.

Risk Grade 1: Excellent (Pass)

Loans secured by liquid collateral, such as certificates of deposit, reputable bank letters of credit, or other cash equivalents or loans to any publicly held company with a current long–term debt rating of A or better and meeting defined key financial metric ranges.

Risk Grade 2: Good (Pass)

Loans to businesses that have strong financial statements containing an unqualified opinion from a CPA firm and at least three years consecutive years of profits; loans supported by unaudited financial statements containing strong balance sheets, five years consecutive years of profits, a five year satisfactory relationship with the Bank, and key balance sheet and income statement trends that are either stable or positive; loans secured by publicly traded marketable securities with required margins where there is no impediment to liquidation; loans to individuals backed by liquid personal assets and unblemished credit histories; or loans to publicly held companies with current long–term debt ratings of Baa or better and meeting defined key financial metric ranges.

Risk Grade 3: Satisfactory (Pass)

Loans supported by financial statements (audited or unaudited) that indicate average or slightly below average risk and having some deficiency or vulnerability to changing economic conditions; loans with some weakness but offsetting features of other support are readily available; loans that are meeting the terms of repayment, but which may be susceptible to deterioration if adverse factors are encountered and meeting defined key financial metric ranges. Loans may be graded Satisfactory when there is no recent information on which to base a current risk evaluation and the following conditions apply:

- At inception, the loan was properly underwritten, did not possess an unwarranted level of credit risk, and the loan met the above criteria for a risk grade of Excellent, Good, or Satisfactory;

- At inception, the loan was secured with collateral possessing a loan value adequate to protect the Bank from loss.

- The loan has exhibited two or more years of satisfactory repayment with a reasonable reduction of the principal balance.

- During the period that the loan has been outstanding, there has been no evidence of any credit weakness. Some examples of weakness include slow payment, lack of cooperation by the borrower, breach of loan covenants, or the borrower is in an industry known to be experiencing problems. If any of these credit weaknesses is observed, a lower risk grade may be warranted.

Risk Grade 4: Satisfactory/Monitored

Loans in this category are considered to be of acceptable credit quality, but contain greater credit risk than Satisfactory rated loans and meet defined key financial metric ranges. Borrower displays acceptable liquidity, leverage, and earnings performance within the Bank's minimum underwriting guidelines. The level of risk is acceptable but conditioned on the proper level of loan officer supervision. Loans that normally fall into this grade include acquisition, construction and development loans and income producing properties that have not reached stabilization.

Risk Grade 4W: Management Watch

Loans in this category are considered to be of acceptable quality and meet defined key financial metric ranges, but with above normal risk. Borrower displays potential indicators of weakness in the primary source of repayment resulting in a higher reliance on secondary sources of repayment. Balance sheet may exhibit weak liquidity and/or high leverage. There is inconsistent earnings performance without the ability to sustain adverse economic conditions. Borrower may be operating in a declining industry or the property type, as for a commercial real estate loan, may be high risk or in decline. These loans require an increased level of loan officer supervision and monitoring to assure that any deterioration is addressed in a timely fashion. Commercial construction loans are graded as 4W Management Watch until the projects are completed and stabilized.

Risk Grade 5: Special Mention

Loans which possess some temporary (normally less than one year) credit deficiency or potential weakness which deserves close attention. Such loans pose an unwarranted financial risk that, if not corrected, could weaken the loan by adversely impacting the future repayment ability of the borrower. The key distinctions of a Special Mention classification are that (1) it is indicative of an unwarranted level of risk and (2) weaknesses are considered "potential," not "defined," impairments to the primary source of repayment. These loans may be to borrowers with adverse trends in financial performance, collateral value and/or marketability, or balance sheet strength and must meet defined key financial metric ranges.

Risk Grade 6: Substandard

One or more of the following characteristics may be exhibited in loans classified Substandard:

- Loans which possess a defined credit weakness. The likelihood that a loan will be paid from the primary source of repayment is uncertain. Financial deterioration is under way and very close attention is warranted to ensure that the loan is collected without loss.
- Loans are inadequately protected by the current net worth and paying capacity of the obligor.
- The primary source of repayment is gone, and the Bank is forced to rely on a secondary source of repayment, such as collateral liquidation or guarantees.
- Loans have a distinct possibility that the Bank will sustain some loss if deficiencies are not corrected.
- Unusual courses of action are needed to maintain a high probability of repayment.
- The borrower is not generating enough cash flow to repay loan principal; however, it continues to make interest payments.
- The lender is forced into a subordinated or unsecured position due to flaws in documentation.
- Loans have been restructured so that payment schedules, terms, and collateral represent concessions to the borrower when compared to the normal loan terms.
- The lender is seriously contemplating foreclosure or legal action due to the apparent deterioration in the loan.
- There is a significant deterioration in market conditions to which the borrower is highly vulnerable.
- The borrower meets defined key financial metric ranges.

Risk Grade 7: Doubtful

One or more of the following characteristics may be present in loans classified Doubtful:

- Loans have all of the weaknesses of those classified as Substandard. However, based on existing conditions, these weaknesses make full collection of principal highly improbable.

- The primary source of repayment is gone, and there is considerable doubt as to the quality of the secondary source of repayment.

- The possibility of loss is high but because of certain important pending factors which may strengthen the loan, loss classification is deferred until the exact status of repayment is known.

- The borrower meets defined key financial metric ranges.

Risk Grade 8: Loss

Loans are considered uncollectible and of such little value that continuing to carry them as assets is not feasible. Loans will be classified Loss when it is neither practical nor desirable to defer writing off or reserving all or a portion of a basically worthless asset, even though partial recovery may be possible at some time in the future.

(Table dollars in thousands except for per share data)

The following tables present loans by credit grades and origination year at December 31, 2023.

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Term Loans	Revolving Loans	Total
Commercial									
Owner occupied real estate									
Pass	$ 66,814	$ 101,620	$ 73,199	$ 44,067	$ 41,726	$ 173,913	$ 93,432	$ 8,226	$ 602,997
Special Mention	3,920	490	3,777	—	2,038	8,128	—	452	18,805
Substandard	1,376	—	6,490	966	228	9,339	530	—	18,929
Doubtful	—	—	—	—	—	—	—	—	—
Total owner occupied real estate	**$ 72,110**	**$ 102,110**	**$ 83,466**	**$ 45,033**	**$ 43,992**	**$ 191,380**	**$ 93,962**	**$ 8,678**	**$ 640,731**
Gross charge–offs during period	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 3**	**$ 401**	**$ —**	**$ 404**
Non–owner occupied real estate									
Pass	$ 116,031	$ 197,702	$ 149,540	$ 104,591	$ 83,394	$ 303,191	$ 246,569	$ 9,878	$1,210,896
Special Mention	1,366	16,135	1,334	254	845	36,590	—	—	56,524
Substandard	—	—	—	185	—	6,233	—	—	6,418
Doubtful	—	—	—	—	—	—	—	—	—
Total non–owner occupied real estate	**$ 117,397**	**$ 213,837**	**$ 150,874**	**$ 105,030**	**$ 84,239**	**$ 346,014**	**$ 246,569**	**$ 9,878**	**$1,273,838**
Gross charge–offs during period	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 9**	**$ —**	**$ —**	**$ 9**
Residential spec homes									
Pass	$ —	$ —	$ 498	$ —	$ —	$ —	5,852	$ 7,139	$ 13,489
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total residential spec homes	**$ —**	**$ —**	**$ 498**	**$ —**	**$ —**	**$ —**	**$ 5,852**	**$ 7,139**	**$ 13,489**
Gross charge–offs during period	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 29**	**$ —**	**$ 29**
Development & spec land									
Pass	$ 5,133	$ 1,477	$ 990	$ 390	$ 247	$ 3,146	20,236	$ 170	$ 31,789
Special Mention	—	—	—	—	—	—	1,529	—	1,529
Substandard	—	—	—	—	—	104	617	—	721
Doubtful	—	—	—	—	—	—	—	—	—
Total development & spec land	**$ 5,133**	**$ 1,477**	**$ 990**	**$ 390**	**$ 247**	**$ 3,250**	**$ 22,382**	**$ 170**	**$ 34,039**
Gross charge–offs during period	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
Commercial & industrial									
Pass	$ 121,969	$ 151,847	$ 93,709	$ 12,154	$ 20,497	$ 59,041	60,539	$ 147,773	$ 667,529
Special Mention	1,434	726	265	2,137	119	1,305	9,375	18,836	34,197
Substandard	1,595	703	223	211	768	2,404	2,863	2,370	11,137
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial & industrial	**124,998**	**153,276**	**94,197**	**14,502**	**21,384**	**62,750**	**72,777**	**168,979**	**712,863**
Gross charge–offs during period	**$ —**	**$ 33**	**$ —**	**$ 123**	**$ 25**	**$ 72**	**$ 344**	**$ —**	**$ 597**

(Table dollars in thousands except for per share data)

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Term Loans	Revolving Loans	Total
Real estate									
Residential mortgage									
Performing	$ 40,920	$ 154,803	$ 157,480	$ 85,159	$ 30,464	$ 177,411	$ —	$ —	$ 646,237
Non–performing	118	1,591	748	259	647	4,695	—	—	8,058
Total residential mortgage	**$ 41,038**	**$ 156,394**	**$ 158,228**	**$ 85,418**	**$ 31,111**	**$ 182,106**	**$ —**	**$ —**	**$ 654,295**
Gross charge–offs during period	**$ —**	**$ 28**	**$ —**	**$ —**	**$ —**	**$ 20**	**$ —**	**$ —**	**$ 48**
Residential construction									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 26,841	$ —	$ 26,841
Non–performing	—	—	—	—	—	—	—	—	—
Total residential construction	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 26,841**	**$ —**	**$ 26,841**
Gross charge–offs during period	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
Mortgage warehouse									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	—	$ 45,078	$ 45,078
Non–performing	—	—	—	—	—	—	—	—	—
Total mortgage warehouse	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 45,078**	**$ 45,078**
Gross charge–offs during period	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Term Loans	Revolving Loans	Total
Consumer									
Direct installment									
Performing	$ 14,835	$ 13,447	$ 7,859	$ 4,246	$ 4,449	$ 5,074	$ 6	$ 2,362	$ 52,278
Non–performing	—	44	10	—	27	7	—	—	88
Total direct installment	**$ 14,835**	**$ 13,491**	**$ 7,869**	**$ 4,246**	**$ 4,476**	**$ 5,081**	**$ 6**	**$ 2,362**	**$ 52,366**
Gross charge–offs during period	**$ 33**	**$ 28**	**$ 31**	**$ 10**	**$ 32**	**$ 27**	**$ 6**	**$ —**	**$ 167**
Indirect installment									
Performing	$ 65,260	$ 191,871	$ 80,773	$ 35,995	$ 16,690	$ 8,159	$ —	$ —	$ 398,748
Non–performing	49	424	312	229	124	60	—	—	1,198
Total indirect installment	**$ 65,309**	**$ 192,295**	**$ 81,085**	**$ 36,224**	**$ 16,814**	**$ 8,219**	**$ —**	**$ —**	**$ 399,946**
Gross charge–offs during period	**$ 86**	**$ 1,388**	**$ 708**	**$ 137**	**$ 58**	**$ 74**	**$ —**	**$ —**	**$ 2,451**
Home equity									
Performing	$ 26,376	$ 21,379	$ 5,121	$ 2,447	$ 3,885	$ 9,987	12,713	$ 478,673	$ 560,581
Non–performing	—	212	—	54	177	260	2,860	—	3,563
Total home equity	**26,376**	**21,591**	**5,121**	**2,501**	**4,062**	**10,247**	**15,573**	**478,673**	**564,144**
Gross charge–offs during period	**$ —**	**$ 10**	**$ —**	**$ 103**	**$ —**	**$ 91**	**$ 13**	**$ —**	**$ 217**

(Table dollars in thousands except for per share data)

The following table presents loans by credit grades and origination year at December 31, 2022.

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Term Loans	Revolving Loans	Total
Commercial									
Owner occupied real estate									
Pass	$ 101,713	$ 78,352	$ 50,363	$ 49,584	$ 38,068	$ 166,813	$ 76,493	$ 5,163	$ 566,549
Special Mention	—	6,677	—	7	—	2,729	83	—	9,496
Substandard	1,016	253	983	834	3,116	9,439	2,876	—	18,517
Doubtful	—	—	—	—	—	—	—	—	—
Total owner occupied real estate	**$ 102,729**	**$ 85,282**	**$ 51,346**	**$ 50,425**	**$ 41,184**	**$ 178,981**	**$ 79,452**	**$ 5,163**	**$ 594,562**
Non–owner occupied real estate									
Pass	$ 183,862	$ 173,971	$ 134,394	$ 91,359	$ 57,345	$ 303,174	$ 182,681	$ 11,851	$1,138,637
Special Mention	—	1,415	265	883	39,239	617	—	—	42,419
Substandard	—	—	246	—	3,532	2,243	—	—	6,021
Doubtful	—	—	—	—	—	—	—	—	—
Total non–owner occupied real estate	**$ 183,862**	**$ 175,386**	**$ 134,905**	**$ 92,242**	**$ 100,116**	**$ 306,034**	**$ 182,681**	**$ 11,851**	**$1,187,077**
Residential spec homes									
Pass	$ —	$ 779	$ —	$ —	$ —	$ —	$ 4,333	$ 5,626	$ 10,738
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	100	—	100
Doubtful	—	—	—	—	—	—	—	—	—
Total residential spec homes	**$ —**	**$ 779**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 4,433**	**$ 5,626**	**$ 10,838**
Development & spec land									
Pass	$ 1,586	$ 1,230	$ 449	$ 270	$ 5	$ 9,717	$ 13,008	$ 22	$ 26,287
Special Mention	—	—	—	—	—	145	—	—	145
Substandard	—	—	—	—	—	178	748	—	926
Doubtful	—	—	—	—	—	—	—	—	—
Total development & spec land	**$ 1,586**	**$ 1,230**	**$ 449**	**$ 270**	**$ 5**	**$ 10,040**	**$ 13,756**	**$ 22**	**$ 27,358**
Commercial & industrial									
Pass	$ 174,482	$ 118,498	$ 20,939	$ 28,383	$ 28,061	$ 49,339	$ 49,276	$ 159,017	$ 627,995
Special Mention	718	368	31	53	706	1,551	—	1,208	4,635
Substandard	—	228	2,216	83	1,293	1,648	2,322	7,167	14,957
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial & industrial	**175,200**	**119,094**	**23,186**	**28,519**	**30,060**	**52,538**	**$ 51,598**	**167,392**	**647,587**

(Table dollars in thousands except for per share data)

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Term Loans	Revolving Loans	Total
Real estate									
Residential mortgage									
Performing	$ 107,224	$ 157,387	$ 91,314	$ 33,768	$ 36,147	$ 178,588	$ —	$ —	$ 604,428
Non–performing	—	493	285	623	631	6,091	—	—	8,123
Total residential mortgage	**$ 107,224**	**$ 157,880**	**$ 91,599**	**$ 34,391**	**$ 36,778**	**$ 184,679**	**$ —**	**$ —**	**$ 612,551**
Residential construction									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 40,741	$ —	$ 40,741
Non–performing	—	—	—	—	—	—	—	—	—
Total residential construction	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 40,741**	**$ —**	**$ 40,741**
Mortgage warehouse									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	—	$ 69,529	$ 69,529
Non–performing	—	—	—	—	—	—	—	—	—
Total mortgage warehouse	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**69,529**	**69,529**

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Term Loans	Revolving Loans	Total
Consumer									
Direct installment									
Performing	$ 18,935	$ 12,233	$ 7,182	$ 7,582	$ 3,939	$ 4,419	$ 9	$ 2,151	$ 56,450
Non–performing	—	50	13	65	25	11	—	—	164
Total direct installment	**$ 18,935**	**$ 12,283**	**$ 7,195**	**$ 7,647**	**$ 3,964**	**$ 4,430**	**$ 9**	**$ 2,151**	**$ 56,614**
Indirect installment									
Performing	$ 259,446	$ 118,961	$ 60,062	$ 34,576	$ 19,062	$ 7,674	$ —	$ —	$ 499,781
Non–performing	27	169	210	181	101	80	—	—	768
Total indirect installment	**$ 259,473**	**$ 119,130**	**$ 60,272**	**$ 34,757**	**$ 19,163**	**$ 7,754**	**$ —**	**$ —**	**$ 500,549**
Home equity									
Performing	$ 26,232	$ 3,820	$ 3,355	$ 4,964	$ 5,392	$ 9,463	7,089	$ 346,822	$ 407,137
Non–performing	108	16	19	140	152	1,077	1,943	—	3,455
Total home equity	**26,340**	**3,836**	**3,374**	**5,104**	**5,544**	**10,540**	**9,032**	**346,822**	**410,592**

(Table dollars in thousands except for per share data)

Note 5 – Allowance for Credit and Loan Losses

The following table represents, by loan portfolio segment, a summary of changes in the ACL on loans for the twelve months ended December 31, 2023 and 2022.

	Twelve Months Ended December 31, 2023				
	Commercial	Real Estate	Mortgage Warehouse	Consumer	Total
Balance, beginning of period	$ 32,445	$ 5,577	$ 1,020	$ 11,422	$ 50,464
Credit loss expense (recovery)	(1,765)	(3,107)	(539)	7,501	2,090
PCD loans charge–offs	(364)	—	—	—	(364)
Charge–offs	(1,039)	(48)	—	(2,835)	(3,922)
Recoveries	459	81	—	1,221	1,761
Balance, end of period	$ 29,736	$ 2,503	$ 481	$ 17,309	$ 50,029

	Twelve Months Ended December 31, 2022				
	Commercial	Real Estate	Mortgage Warehouse	Consumer	Total
Balance, beginning of period	$ 40,775	$ 3,856	$ 1,059	$ 8,596	$ 54,286
Credit loss expense (recovery)	(7,650)	1,668	(39)	3,802	(2,219)
PCD loan charge–offs	(760)	—	—	—	(760)
Charge–offs	(266)	(97)	—	(2,231)	(2,594)
Recoveries	346	150	—	1,255	1,751
Balance, end of period	$ 32,445	$ 5,577	$ 1,020	$ 11,422	$ 50,464

The Company utilized the Cumulative Loss Rate method in determining expected future credit losses. The loss rate method measures the amount of loan charge–offs, net of recoveries, ("loan losses") recognized over the life of a closed pool and compares those loan losses to the outstanding loan balance of that pool as of a specific point in time ("pool date").

To estimate a CECL loss rate for the pool, management first identifies the loan losses recognized between the pool date and the reporting date for the pool and determines which loan losses were related to loans outstanding at the pool date. The loss rate method then divides the loan losses recognized on loans outstanding as of the pool date by the outstanding loan balance as of the pool date.

The Company's expected loss estimate is anchored in historical credit loss experience, with an emphasis on all available portfolio data. The Company's historical look–back period includes January 2009 through the current period, on a monthly basis. When historical credit loss experience is not sufficient for a specific portfolio, the Company may supplement its own portfolio data with external models or data. The Company supplemented data for 2009 and 2010 with the use of adjusted Uniform Bank Performance Report peer group data.

Qualitative reserves reflect management's overall estimate of the extent to which current expected credit losses on collectively evaluated loans will differ from historical loss experience. The analysis takes into consideration other analytics performed within the organization, such as enterprise and concentration management, along with other credit–related analytics as deemed appropriate. Management attempts to quantify qualitative reserves whenever possible.

The Company's CECL estimate applies to a forecast that incorporates macroeconomic trends and other environmental factors. Management utilized Moody's economic forecast scenarios including both National and Regional econometrics, as well as management judgment, as the basis for the forecast period. The historical loss rate was utilized as the base rate, and qualitative adjustments were utilized to reflect the forecast and other relevant factors.

(Table dollars in thousands except for per share data)

The Company segments the loan portfolio into pools based on the following risk characteristics: financial asset type, loan purpose, collateral type, loan characteristics, credit characteristics, outstanding loan balances, contractual terms and prepayment assumptions, industry of the borrower and concentrations, and historical or expected credit loss patterns.

Note 6 – Premises and Equipment

	December 31 2023	December 31 2022
Land	$ 31,310	$ 30,257
Buildings and improvements	89,637	85,977
Furniture and equipment	37,879	35,044
Total cost	158,826	151,278
Accumulated depreciation	(64,243)	(58,601)
Net premises and equipment	$ 94,583	$ 92,677

Note 7 – Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled approximately $1.479 billion and $1.532 billion at December 31, 2023 and 2022.

Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights. Mortgage servicing rights are included in other assets on the balance sheets as of December 31, 2023 and 2022.

	December 31 2023	December 31 2022	December 31 2021
Mortgage servicing rights			
Balances, January 1	$ 18,619	$ 17,780	$ 17,644
Servicing rights capitalized	1,220	3,184	4,209
Amortization of servicing rights	(1,032)	(2,345)	(4,073)
Balances, December 31	18,807	18,619	17,780
Impairment allowance			
Balances, January 1	—	(2,594)	(5,172)
Additions	—	—	—
Reductions	—	2,594	2,578
Balances, December 31	—	—	(2,594)
Mortgage servicing rights, net	$ 18,807	$ 18,619	$ 15,186
Fair value, beginning of period	$ 19,992	$ 15,236	$ 12,356
Fair value, end of period	$ 19,891	$ 19,992	$ 15,236

(Table dollars in thousands except for per share data)

Note 8 – Goodwill and Intangible Assets

	December 31 2023	December 31 2022
Balance, January 1	$ 155,211	$ 154,572
Goodwill acquired	—	—
Measurement period adjustment	—	639
Balances, December 31	$ 155,211	$ 155,211

Goodwill is assessed for impairment annually, or more frequently if events occur or circumstances change that indicate an impairment may exist. When assessing goodwill for impairment, first, a qualitative assessment can be made to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its estimated carrying value. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. Alternatively, a quantitative goodwill test can be performed without performing a qualitative assessment.

No impairment loss was recorded in 2023 or 2022. The Company tested goodwill for impairment during 2023 and 2022. During the third and fourth quarters of 2023, Horizon considered the amount by which fair value exceeded book value by performing a quantitative analysis. The Company engaged a third–party valuation specialist in performing its quantitative impairment analysis, which included a combination of valuation approaches to determine the fair value of the Bank reporting unit. These valuation approaches required certain assumptions such as the discount rate, economic conditions impacting interest and growth rates, the control premium, and a relative weighting given to the fair value derived by each of the valuation approaches used. At the conclusion of the assessment, the Company determined that as of December 31, 2023, it was more likely than not that the fair value of goodwill exceeded its carrying value.

As a result of acquisitions, the Company has recorded certain amortizable intangible assets related to core deposit intangibles. These core deposit intangibles are being amortized over seven years to ten years using an accelerated method. Amortizable intangible assets are summarized as follows:

	December 31, 2023		December 31, 2022	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets				
Core deposit intangible	$ 35,190	$ (21,564)	$ 42,220	$ (24,981)

Amortization expense for intangible assets totaled $3.6 million, $3.6 million, and $3.9 million for the years ended December 31, 2023, 2022 and 2021. Estimated amortization for the years ending December 31 is as follows:

Year	Amount
2024	$ 3,403
2025	3,044
2026	2,566
2027	2,119
2028	1,754
Thereafter	740
	$ 13,626

(Table dollars in thousands except for per share data)

Note 9 – Deposits

	December 31 2023	December 31 2022
Non–interest bearing demand deposits	$ 1,116,005	$ 1,277,768
Interest bearing demand deposits	1,688,986	1,931,863
Money market (variable rate)	897,125	744,262
Savings deposits	783,038	906,766
Certificates of deposit of $250,000 or more	632,846	551,365
Other certificates and time deposits	546,893	445,750
Total deposits	$ 5,664,893	$ 5,857,774

Certificates and other time deposits for both retail and brokered maturing in years ending December 31 are as follows:

	Retail	Brokered	Total
2024	$ 961,848	$ 151,636	$ 1,113,484
2025	34,614	9,224	43,838
2026	12,004	—	12,004
2027	7,286	—	7,286
2028	3,070	—	3,070
Thereafter	57	—	57
	$ 1,018,879	$ 160,860	$ 1,179,739

Note 10 – Borrowings

	December 31 2023	December 31 2022
Federal Home Loan Bank advances, variable and fixed rates ranging from 1.62% to 4.90%, due at various dates through November 21, 2033	$ 750,264	$ 575,376
Securities sold under agreements to repurchase	136,030	137,871
Federal funds purchased	—	134,746
Federal Reserve Bank - Discount Window	—	244,000
Federal Reserve Bank - Bank Term Funding Program	430,000	—
Secured borrowings	36,756	50,956
Total borrowings	$ 1,353,050	$ 1,142,949

The Federal Home Loan Bank advances are secured by first and second mortgage loans, commercial real estate loans and mortgage warehouse loans totaling approximately $1.7 billion. Advances are subject to restrictions or penalties in the event of prepayment. At December 31, 2023, the Bank had a total of $500.0 million in putable advances. The call dates for these advances range from January 19, 2024 to February 21, 2024 even though maturity dates extend beyond those dates. Prior to the issuance of the Company's 2023 financial statements, $400.0 million of these putable advances were called and funded by new putable advances.

At December 31, 2023, the Bank had available approximately $1.4 billion in credit lines with various money center banks, including the FHLB.

(Table dollars in thousands except for per share data)

Contractual maturities in years ending December 31 are as follows:

Year	Amount
2024	$ 652,902
2025	200,073
2026	75
2027	—
2028	—
Thereafter	500,000
	$ 1,353,050

Note 11 – Repurchase Agreements

Securities sold under agreements to repurchase consist of obligations of the Bank to other parties. The obligations are secured by federal agency collateralized mortgage obligations, federal agency mortgage–backed pools and private labeled mortgage–backed pools and such collateral is held in safekeeping by third parties. The maximum amount of outstanding agreements at any month end during 2023 and 2022 totaled $143.5 million and $148.7 million and the daily average of such agreements totaled $137.2 million and $141.0 million. The agreements at December 31, 2023 and 2022 are overnight agreements.

The following table shows repurchase agreements accounted for as secured borrowings and the related securities, at fair value, pledged for repurchase agreements:

	December 31, 2023				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 Days	30–90 Days	Greater Than 90 Days	Total
Repurchase Agreements and repurchase–to–maturity transactions					
Federal agency collateralized mortgage obligations	$ 2,245	$ —	$ —	$ —	$ 2,245
Federal agency mortgage–backed pools	126,349	—	—	—	126,349
Private labeled mortgage–backed pools	7,436	—	—	—	7,436
Total borrowings	$ 136,030	$ —	$ —	$ —	$ 136,030

(Table dollars in thousands except for per share data)

	December 31, 2022				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 Days	30–90 Days	Greater Than 90 Days	Total
Repurchase Agreements and repurchase–to–maturity transactions					
Federal agency collateralized mortgage obligations	$ 12,632	$ —	$ —	$ —	$ 12,632
Federal agency mortgage–backed pools	116,040	—	—	—	116,040
Private labeled mortgage–backed pools	9,199	—	—	—	9,199
Total borrowings	$ 137,871	$ —	$ —	$ —	$ 137,871

The prior year Repurchase Agreement note was revised to conform with current year financial statements. As a result, the securities pledged as collateral are presented by repurchase agreement rather than in total.

Securities sold under agreements to repurchase are secured by securities with a carrying amount of $145.2 million and $160.5 million at December 31, 2023 and December 31, 2022, respectively.

Note 12 – Subordinated Notes

On June 24, 2020, Horizon issued $60.0 million in aggregate principal amount, $58.5 million proceeds, net of related issuance costs of $1.5 million, of 5.625% fixed–to–floating rate subordinated notes (the “Notes”). The Notes were offered in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Notes mature on July 1, 2030 (the “Maturity Date”). From and including the date of original issuance to, but excluding, July 1, 2025 or the date of earlier redemption (the “fixed rate period”), the Notes bear interest at an initial rate of 5.625% per annum, payable semi–annually in arrears on January 1 and July 1 of each year, commencing on January 1, 2021. The last interest payment date for the fixed rate period will be July 1, 2025. From and including July 1, 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), the Notes bear interest at a floating rate per annum equal to the Benchmark rate (which is expected to be Three–Month Term SOFR), plus 549 basis points, payable quarterly in arrears on January 1, April 1, July 1, and October 1 of each year, commencing on October 1, 2025. Notwithstanding the foregoing, in the event that the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Horizon may, at its option, beginning with the interest payment date of July 1, 2025 and on any interest payment date thereafter, redeem the Notes, in whole or in part. The Notes will not otherwise be redeemable by Horizon prior to maturity, unless certain events occur. The redemption price for any redemption is 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. Any early redemption of the Notes will be subject to the receipt of the approval of the Board of Governors of the Federal Reserve System to the extent then required under applicable laws or regulations, including capital regulations.

The Notes are unsecured subordinated obligations, and rank pari passu, or equally, with all of Horizon's future unsecured subordinated debt and are junior to all existing and future senior debt. The Notes are structurally subordinated to all existing and future liabilities of Horizon's subsidiaries, including the deposit liabilities and claims of other creditors of Horizon Bank, and are effectively subordinated to Horizon's existing and future secured indebtedness. There is no sinking fund for the Notes. The Notes are obligations of Horizon only and are not obligations of, and are not guaranteed by, any of Horizon's subsidiaries.

On December 8, 2023, Horizon cancelled $3.5 million of the $60.0 million in Notes at a price of 89.5 recording a gain of $368,000. The balance net of unamortized issuance costs of the Notes was $55.5 million and $58.9 million at December 31, 2023 and December 31, 2022, respectively.

(Table dollars in thousands except for per share data)

Note 13 – Junior Subordinated Debentures Issued to Capital Trusts

In October of 2004, Horizon formed Horizon Statutory Trust II ("Trust II"), a wholly owned statutory business trust. Trust II sold $10.3 million of Trust Preferred Capital Securities as a participant in a pooled trust preferred securities offering. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Horizon. The junior subordinated debentures are the sole assets of Trust II and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 2.21% (7.59% at December 31, 2023) and mature on November 23, 2034, and securities may be called at any quarterly interest payment date at par.

In December of 2006, Horizon formed Horizon Bancorp Capital Trust III ("Trust III"), a wholly owned statutory business trust. Trust III sold $12.4 million of Trust Preferred Capital Securities as a participant in a pooled trust preferred securities offering. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Horizon. The junior subordinated debentures are the sole assets of Trust III and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 1.91% (7.30% at December 31, 2023) and mature on January 30, 2037, and securities may be called at any quarterly interest payment date at par.

The Company assumed additional debentures as the result of the acquisition of Alliance Bank Corporation in 2005. In June 2004, Alliance formed Alliance Financial Statutory Trust I a wholly owned business trust ("Alliance Trust"), to sell $5.2 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Alliance. The junior subordinated debentures are the sole assets of Alliance Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 2.91% (8.29% at December 31, 2023) and mature in June 2034, and securities may be called at any quarterly interest payment date at par.

The Company assumed additional debentures as the result of the American Trust & Savings Bank purchase and assumption in 2010. In March 2004, Am Tru Inc., the holding company for American Trust & Savings Bank, formed Am Tru Statutory Trust I a wholly owned business trust ("Am Tru Trust"), to sell $3.5 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Am Tru Inc. The junior subordinated debentures are the sole assets of Am Tru Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 3.11% (8.49% at December 31, 2023) and mature in December 2033, and securities may be called at any quarterly interest payment date at par.

The Company assumed additional debentures as the result of the Heartland merger in July 2012. In December 2006, Heartland formed Heartland (IN) Statutory Trust II a wholly owned business trust ("Heartland Trust"), to sell $3.0 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Heartland. The junior subordinated debentures are the sole assets of Heartland Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 1.93% (7.32% at December 31, 2023) and mature in December 2036, and securities may be called at any quarterly interest payment date at par. The carrying value was $2.2 million, net of the remaining purchase discount, at December 31, 2023.

(Table dollars in thousands except for per share data)

The Company assumed additional debentures as the result of the LaPorte merger in July 2016. In October 2007, LaPorte assumed debentures as the result of its acquisition of City Savings Financial Corporation (“City Savings”). In June 2003, City Savings formed City Savings Statutory Trust I a wholly owned business trust (“City Savings Trust”), to sell $5.0 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from City Savings. The junior subordinated debentures are the sole assets of City Savings Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the trust preferred securities pay interest and dividends on a quarterly basis. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 3.36% (8.72% at December 31, 2023) and mature in June 2033, and securities may be called at any quarterly interest payment date at par. The carrying value was $4.6 million, net of the remaining purchase discount, at December 31, 2023.

The Company assumed additional debentures as the result of the Salin merger in March 2019. In October 2003, Salin Bancshares, Inc. (“Salin”) formed Salin Statutory Trust I (“Salin Trust”), to sell $20.0 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Salin. The junior subordinated debentures are the sole assets of Salin Trust and are fully and unconditionally guaranteed by Horizon. The junior subordinated debentures and the securities bear interest at a rate of 3 Month CME Term SOFR plus 3.21% (8.54% at December 31, 2023) and mature in October 2033, and securities may be called at any quarterly interest payment date at par. The carrying value was $18.2 million, net of the remaining purchase discount, at December 31, 2023.

The Trust Preferred Capital Securities, subject to certain limitations, are included in Tier 1 Capital for regulatory purposes. Dividends on the Trust Preferred Capital Securities are recorded as interest expense.

Note 14 – Supplemental Executive Retirement Plan

The Company sponsors a supplemental retirement plan for a select group of management or highly compensated employees of the Company under the 2005 Supplemental Executive Retirement Plan (the “SERP”). This plan was effective January 1, 2005, to replace the SERP originally effective January 1, 1993, which has been frozen. The SERP provides participating officers with supplemental retirement income in addition to the benefits provided under the Company's Employee Thrift Plan.

The SERP is a non-qualified defined contribution type plan under which benefits are derived based on a notional account balance to be funded by the Company for each participating officer. The account balance will be credited each year with a Company matching contribution of $20,000 or $35,000 based on the officer's plan. Plan participants may select from two investment options which include cash or stock units of the Company's stock. Assets of the SERP (i.e. the participants' account balances) will not be physically invested in the investments selected by the participants; rather, they are utilized for the purpose of debiting or crediting additional amounts to each participants' account. The Company informally funds its obligation to plan participants in a rabbi trust, comprised of a money market fund and Company stock reported at estimated fair value based on quoted market prices. The assets held in the rabbi trust were reported at their estimated fair value of $10.6 million and $10.1 million at December 31, 2023 and December 31, 2022, respectively, and are included in cash and stockholders' equity in the Company's consolidated balance sheets. The related accrued benefit cost (representing the Company's benefit obligation to participants) of $10.6 million and $10.1 million at December 31, 2023 and December 31, 2022, respectively, is recorded in other liabilities in the Company's consolidated balance sheets.

The SERP is accounted for pursuant to FASB ASC section 715-70, *“Compensation - Retirement Benefits - Defined Contribution Plans”* (“ASC 715-70”). SERP participants are credited with a contribution to an account and will receive, upon separation, a benefit based upon the vested amount accrued in their account, which includes both the officer's and Company's contributions plus or minus the increase or decrease in the fair market value of the SERP assets selected by the participant. ASC 715-70 requires companies to record, on a periodic basis, that portion of a company's contribution earned during the period by the participants (the “Expense”). The Company is accruing the Expense under the assumption that all participants in the SERP will achieve full vesting (five years of service). The related Company matching contribution was $344,000, $404,000 and $375,000 for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively.

(Table dollars in thousands except for per share data)

Note 15 – Employee Benefit Plans

The Employee Thrift Plan ("Plan") provides that all employees of Horizon with the requisite hours of service are eligible for the Plan. The Plan permits voluntary employee contributions and Horizon may make discretionary matching and profit sharing contributions. Each eligible employee is vested according to a schedule based upon years of service. Employee voluntary contributions are vested at all times. The Bank's expense related to the Plan totaled approximately $1.9 million in 2023, $1.9 million in 2022 and $1.5 million in 2021.

The Plan owned a total of 723,596 shares of Horizon's stock or 1.6% of the outstanding shares as of December 31, 2023.

Note 16 – Income Tax

	December 31 2023	December 31 2022	December 31 2021
Income tax expense			
Currently payable			
Federal	$ 14,980	$ 9,111	$ 11,742
State	(640)	888	1,303
Deferred			
Federal	(8,594)	2,208	2,056
State	71	(31)	255
Revaluation of deferred tax assets	5,201	—	—
Total income tax expense	$ 11,018	$ 12,176	$ 15,356
Reconciliation of federal statutory to actual tax expense			
Federal statutory income tax at 21%	$ 8,190	$ 22,173	$ 21,514
Tax exempt interest	(6,777)	(6,623)	(5,362)
Tax exempt BOLI income	(779)	(746)	(604)
Stock compensation	(88)	(232)	(250)
Revaluation of deferred tax assets	5,201	—	—
Other tax exempt income	(371)	(454)	(404)
State tax	142	676	1,231
Tax credit investments	(2,976)	(2,774)	(981)
BOLI redemption ordinary income	5,316	—	—
BOLI redemption excise	2,532	—	—
Nondeductible and other	628	156	212
Actual tax expense	$ 11,018	$ 12,176	$ 15,356

(Table dollars in thousands except for per share data)

	December 31 2023	December 31 2022
Assets		
Allowance for credit losses	$ 12,546	$ 12,762
Net operating loss and tax credits	9,592	9,313
Director and employee benefits	2,471	2,019
Unrealized loss on AFS securities and cash flow hedge	17,706	28,230
Basis in partnership equity investments	1,322	—
Capital loss carryover	5,201	—
Other	2,856	555
Total assets	51,694	52,879
Liabilities		
Depreciation	(4,512)	(4,599)
State tax	(253)	(262)
Federal Home Loan Bank stock dividends	(365)	(368)
Difference in basis of intangible assets	(4,545)	(4,440)
Fair value adjustment on acquisitions	(2,142)	(2,807)
Other	(1,131)	(68)
Total liabilities	(12,948)	(12,544)
Valuation allowance	(5,201)	—
Net deferred tax asset/(liability)	$ 33,545	$ 40,335

During 2023, the Company generated a state net operating loss of $6.2 million that may be carried forward for 15 years. The Company has federal general business tax credits of $9.6 million that can be carried forward twenty years and expire beginning in 2042.

During 2023, the Company generated a capital loss of $32.1 million as a result of the sale of investment securities owned by Horizon Investments, Inc. As a result of previously generated capital gains within the last three tax years, $7.3 million of the capital loss can be offset by those capital gains. The remaining $24.8 million is allowed to be carried forward for a period of five years to offset future capital gains that are recognized. The tax effect of this capital loss carryforward is $5.2 million. Management has concluded that a valuation allowance against this deferred tax attribute was required and will be reevaluated until it is more likely than not that the capital loss carryforward can be realized.

Retained earnings of the Bank include approximately $12.8 million for which no deferred income tax liability has been recognized. This amount represents an allocation of previously acquired institutions income to bad debt deductions as of December 31, 1987 for tax purposes only. Reductions of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of “bank” status would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount for the Company was approximately $2.7 million at December 31, 2023.

The Company files income tax returns in the U.S. federal jurisdiction. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2020.

(Table dollars in thousands except for per share data)

Note 17 – Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of tax included in capital are as follows:

	December 31 2023	December 31 2022
Unrealized gain (loss) on securities available for sale, net of tax	$ (69,018)	$ (110,714)
Unamortized gain on securities held to maturity, previously transferred from AFS, net of tax	2,409	2,955
Unrealized gain on derivative instruments, net of tax	—	1,561
Total accumulated other comprehensive income (loss)	$ (66,609)	$ (106,198)

Note 18 – Commitments, Off–Balance Sheet Risk and Contingencies

The Bank was not required to have any cash on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing balance requirements at December 31, 2023. These balances would be included in cash and cash equivalents and would not earn interest.

The Bank is a party to financial instruments with off-balance sheet risk in the ordinary course of business to meet financing needs of its customers. These financial instruments include commitments to make loans and standby letters of credit. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

At December 31, 2023 and 2022, commitments to make loans amounted to approximately $1.6 billion and $1.5 billion and commitments under outstanding standby letters of credit amounted to approximately $16.5 million and $17.8 million. Since many commitments to make loans and standby letters of credit expire without being used, the amount does not necessarily represent future cash advances. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The Company determines the estimated amount of expected credit extensions based on historical usage to calculate the amount of exposure for a loss estimate. As of December 31, 2023 and 2022, the Company held a non–material reserve, respectively, as a loss estimate for these exposures.

Note 19 – Regulatory Capital

Horizon and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators, which if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, the Company and Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, or leverage ratio. For December 31, 2023 and 2022, Basel III rules require the Company and Bank to maintain minimum amounts and ratios of common equity Tier I capital to risk-weighted assets. Additionally, under Basel III rules, the decision was made to opt-out of including accumulated other comprehensive income in regulatory capital.

(Table dollars in thousands except for per share data)

To be categorized as well capitalized, the Company and Bank must maintain minimum Total risk-based, Tier I risk-based, common equity Tier I risk-based and Tier I leverage ratios as set forth in the table below. As of December 31, 2023 and December 31, 2022, the Bank met all capital adequacy requirements to be considered well capitalized. There have been no conditions or events since the year ending December 31, 2023 that management believes have changed the Bank's classification as well capitalized. There is no threshold for well-capitalized status for bank holding companies.

Horizon and the Bank's actual and required capital ratios as of December 31, 2023 and 2022 were as follows:

	Actual		Required for Capital Adequacy Purposes[1]		Required For Capital Adequacy Purposes with Capital Buffer[1]		Well Capitalized Under Prompt Corrective Action Provisions[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2023								
Total capital (to risk–weighted assets)[1]								
Consolidated	$ 786,436	14.11 %	$ 446,000	8.00 %	$ 585,374	10.50 %	N/A	N/A
Bank	714,402	12.87 %	444,147	8.00 %	582,943	10.50 %	$ 555,184	10.00 %
Tier 1 capital (to risk–weighted assets)[1]								
Consolidated	735,792	13.20 %	334,500	6.00 %	473,874	8.50 %	N/A	N/A
Bank	663,758	11.96 %	333,111	6.00 %	471,907	8.50 %	444,147	8.00 %
Common equity tier 1 capital (to risk–weighted assets)[1]								
Consolidated	619,153	11.11 %	250,875	4.50 %	390,250	7.00 %	N/A	N/A
Bank	663,758	11.96 %	249,833	4.50 %	388,629	7.00 %	360,870	6.50 %
Tier 1 capital (to average assets)[1]								
Consolidated	735,792	9.36 %	314,306	4.00 %	314,306	4.00 %	N/A	N/A
Bank	663,758	8.41 %	315,550	4.00 %	315,550	4.00 %	394,438	5.00 %
December 31, 2022								
Total capital (to risk–weighted assets)[1]								
Consolidated	$ 776,390	14.37 %	$ 432,172	8.00 %	$ 567,226	10.500 %	N/A	N/A
Bank	726,339	13.59 %	427,456	8.00 %	561,036	10.500 %	$ 534,320	10.00 %
Tier 1 capital (to risk–weighted assets)[1]								
Consolidated	729,835	13.51 %	324,129	6.00 %	459,183	8.500 %	N/A	N/A
Bank	679,784	12.72 %	320,592	6.00 %	454,172	8.500 %	427,456	8.00 %
Common equity tier 1 capital (to risk–weighted assets)[1]								
Consolidated	609,630	11.28 %	243,097	4.50 %	378,151	7.500 %	N/A	N/A
Bank	679,784	12.72 %	240,444	4.50 %	374,024	7.500 %	347,308	6.50 %
Tier 1 capital (to average assets)[1]								
Consolidated	729,835	10.03 %	291,122	4.00 %	291,122	4.000 %	N/A	N/A
Bank	679,784	8.89 %	305,996	4.00 %	305,999	4.000 %	382,495	5.00 %

[1]As defined by regulatory agencies

The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital.

(Table dollars in thousands except for per share data)

Note 20 – Share–Based Compensation

On June 18, 2013, the Board of Directors adopted the Horizon Bancorp 2013 Omnibus Equity Incentive Plan ("2013 Plan"), which was approved by the Company's shareholders on May 8, 2014. Under the 2013 Plan, Horizon may issue up to 1,556,325 common shares, plus the number of shares that are tendered to or withheld by Horizon in connection with the exercise of options plus that number of shares that are purchased by Horizon with the cash proceeds received upon option exercises. The 2013 Plan limits the number of shares available to 225,000 for incentive stock options and to 900,000 for the grant of non–option awards. The shares available for issuance under the 2013 Plan may be divided among the various types of awards and among the participants as the Committee determines. The Committee is authorized to grant any type of award to a participant that is consistent with the provisions of the 2013 Plan. Awards may consist of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance units, performance shares or any combination of these awards. The Committee determines the provisions, terms and conditions of each award. The 2013 Plan was amended on May 3, 2018, upon shareholder approval, primarily to allow grants of other types of stock–based awards, such as awards valued in whole or in part by reference to the value of shares of Horizon common stock. All share data has been adjusted for the 3:2 stock split on June 15, 2018 and November 14, 2016.

The restricted shares can vest over a period of time established by the Committee at the time of each grant, but the restricted shares already granted under the 2013 Plan generally vest at the end of three, four or five years of continuous employment. Holders of restricted shares receive dividends and may vote the shares. The restricted shares are recorded at fair market value (on the date granted) as a separate component of stockholders' equity. The cost of these shares is being amortized against earnings using the straight–line method over the vesting period.

The performance shares that are awarded become earned and vested based on the achievement of certain performance goals during a performance period as established by the Committee at the time of each grant. The performance goals under the presently–awarded grant agreements are based on a comparison of the Company's average performance over the performance period for the return on common equity, compounded annual growth rate of total assets, and return on average assets, all as relative to the average performance for publicly traded banks with total assets between $1 billion and $5 billion on the SNL Bank Index. Holders of performance share awards receive pass–through dividends but do not have any voting rights before the performance shares are earned and vested.

The options shares granted under the 2013 Plan vest at a rate designated per the individual agreements.

The fair value of options granted is estimated on the date of the grant using an option–pricing model. There have been no options granted since 2019.

A summary of option activity under the 2013 Plan as of December 31, 2023, and changes during the year then ended, is presented below:

	Shares	Weighted–Average Exercise Price	Weighted–Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	168,013	$ 14.64		
Granted	—	—		
Exercised	(31,178)	9.76		
Forfeited	(16,155)	17.25		
Outstanding, end of year	120,680	15.54	3.36	$ 136,560
Exercisable, end of year	120,680	15.54	3.36	136,560

There have been no options granted during the years 2023, 2022 and 2021.

(Table dollars in thousands except for per share data)

On January 19, 2021, the Board of Directors adopted the Horizon Bancorp 2021 Omnibus Equity Incentive Plan ("2021 Plan"), which was approved by the Company's shareholders on May 6, 2021. Under the 2021 Plan, Horizon may issue up to 1,787,548 common shares, plus the number of shares that are tendered to or withheld by Horizon in connection with the exercise of options plus that number of shares that are purchased by Horizon with the cash proceeds received upon option exercises. The Committee is authorized to grant any type of award to a participant that is consistent with the provisions of the 2021 Plan. Awards may consist of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance units, performance shares or any combination of these awards. The Committee determines the provisions, terms and conditions of each award.

The restricted shares can vest over a period of time established by the Committee at the time of each grant, but the restricted shares already granted under the 2021 Plan generally vest at the end of three, four or five years of continuous employment. Holders of restricted shares receive dividends and may vote the shares. The restricted shares are recorded at fair market value (on the date granted) as a separate component of stockholders' equity. The cost of these shares is being amortized against earnings using the straight–line method over the vesting period.

The performance shares that are awarded become earned and vested based on the achievement of certain performance goals during a performance period as established by the Committee at the time of each grant. The performance goals under the presently–awarded grant agreements are based on a comparison of the Company's average performance over the performance period for the return on common equity, compounded annual growth rate of total assets, and return on average assets, all as relative to the average performance for publicly traded banks with total assets between $5 billion and $10 billion on the SNL Bank Index. Holders of performance awards receive pass–through dividends but do not have any voting rights before the performance shares are earned and vested.

The option shares granted under the 2021 Plan vest at a rate designated per the individual agreements.

A summary of the status of Horizon's non–vested restricted and performance shares as of December 31, 2023 are presented below:

	Shares	Weighted Average Grant Date Fair Value
Non–vested, beginning of year	520,459	$ 16.58
Vested	(163,557)	10.28
Granted	327,479	11.11
Forfeited	(53,660)	16.63
Non–vested, end of year	630,721	15.36

Compensation expense recognized in the income statement for option–based payment arrangements during 2023, 2022 and 2021 was $0, $13,000 and $68,000. The recognized tax benefit related thereto was approximately $0, $3,000 and $14,000 for the years ended December 31, 2023, 2022 and 2021. No stock options were granted during 2023 or 2022.

Compensation expense recognized in the income statement for restricted share and performance share based payment arrangements during 2023, 2022 and 2021 was $3.6 million, $2.5 million, and $1.8 million. The recognized tax benefit related thereto was approximately $753,000, $517,000, and $368,000 for the years ended December 31, 2023, 2022 and 2021.

Cash received from option exercise under all share–based payment arrangements for the years ended December 31, 2023, 2022 and 2021 was $0, $145,000, and $1.1 million. The actual tax benefit realized for the tax deductions from option exercise of the share–based payment arrangements totaled $58,000, $126,000, and $334,000, for the years ended December 31, 2023, 2022 and 2021.

(Table dollars in thousands except for per share data)

As of December 31, 2023, there was $4.5 million of total unrecognized compensation cost related to all non–vested share–based compensation arrangements granted under all of the plans. That cost is expected to be recognized over a weighted–average period of 11 months. Under all plans, forfeitures of share–based compensation grants are recognized as they occur.

Note 21 – Derivative Financial Instruments

Cash Flow Hedges

As a strategy to maintain acceptable levels of exposure to the risk of changes in future cash flow due to interest rate fluctuations, the Company entered into an interest rate swap agreement for a portion of its floating rate debt on July 20, 2018. The agreement provided for the Company to receive interest from the counterparty at one month LIBOR and to pay interest to the counter party at a rate of 2.81% on a notional amount of $50.0 million at December 31, 2022. Under the agreement, the Company pays or receives the net interest amount monthly, with the monthly settlements included in interest expense. The Company terminated this interest rate swap agreement on May 23, 2023 and recorded a related gain of $1.5 million as a reduction of interest expense.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Fair Value Hedges

Fair value hedges are intended to reduce the interest rate risk associated with the underlying hedged item. The Company enters into fixed rate loan agreements as part of its lending policy. To mitigate the risk of changes in fair value based on fluctuations in interest rates, the Company has entered into interest rate swap agreements on individual loans, converting the fixed rate loans to a variable rate. The Company has also entered into interest rate swap agreements on individual security agreements, converting the fixed rate security to a variable rate. At December 31, 2023, the Company's fair value hedges were effective and are not expected to have a significant impact on the Company's net income over the next 12 months.

The change in fair value of both the hedge instruments and the underlying loan and security agreements are recorded as gains or losses in non–interest income. The fair value hedges are considered to be highly effective any any hedge ineffectiveness was deemed not material.

Other Derivative Instruments

The Company enters into non–hedging derivatives in the form of mortgage loan forward sale commitments with investors and commitments to originate mortgage loans as part of its mortgage banking business. At December 31, 2023, the Company's fair values of these derivatives were recorded and over the next 12 months are not expected to have a significant impact on the Company's net income.

The change in fair value of both the forward sale commitments and commitments to originate mortgage loans were recorded and the net gains or losses included in the Company's gain on sale of loans.

HORIZON BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Table dollars in thousands except for per share data)

The following tables summarize the fair value of derivative financial instruments utilized by Horizon:

	Asset Derivatives December 31, 2023		Liability Derivatives December 31, 2023	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivatives not designated as hedging instruments				
Interest rate contracts – fair value hedges	558,164	26,556	514,881	24,024
Mortgage loan contracts	4,844	33	—	—
Commitments to originate mortgage loans	4,351	125	—	—
Total derivatives not designated as hedging instruments	567,359	26,714	514,881	24,024
Total derivatives	$ 567,359	$ 26,714	$ 514,881	$ 24,024

	Asset Derivatives December 31, 2022		Liability Derivatives December 31, 2022	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivatives designated as hedging instruments				
Interest rate contracts – cash flow hedges	$ 50,000	$ 1,976	$ —	$ —
Total derivatives designated as hedging instruments	50,000	1,976	—	—
Derivatives not designated as hedging instruments				
Interest rate contracts – fair value hedge	514,551	42,619	514,551	42,619
Mortgage loan contracts	—	—	13,800	50
Commitments to originate mortgage loans	12,179	284	—	—
Total derivatives not designated as hedging instruments	526,730	42,903	528,351	42,669
Total derivatives	$ 576,730	$ 44,879	$ 528,351	$ 42,669

The effect of the derivative instruments on the consolidated statement of comprehensive income (loss) for the 12–month periods ended December 31 is as follows:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative Years Ended December 31		
	2023	2022	2021
Derivatives in cash flow hedging relationship			
Interest rate contracts	$ (1,561)	$ 4,463	$ 3,610

The effect of derivatives designated as a hedging instrument on the consolidated statements of income for the 12–month periods ended December 31 is as follows:

	Location of gain (loss) recognized on derivative	Amount of Gain (Loss) Recognized on Derivative Years Ended December 31		
		2023	2022	2021
Derivative designated as hedging instruments				
Interest rate contracts – cash flow hedges	Interest expense – Borrowings	$ 1,832	$ (628)	$ (1,901)
Total		$ 1,832	$ (628)	$ (1,901)

128

(Table dollars in thousands except for per share data)

The effect of derivatives not designated as a hedging instrument on the consolidated statements of income for the 12–month periods ended December 31 is as follows:

	Location of gain (loss) recognized on derivative	Amount of Gain (Loss) Recognized on Derivative Years Ended December 31		
		2023	2022	2021
Derivative not designated as hedging instruments				
Interest rate contracts – fair value hedge	Interest income – loans receivable	$ 1,169	$ (39)	$ (372)
Interest rate contracts – fair value hedge	Interest income – investment securities	240	(99)	(267)
Mortgage loan contracts	Non–interest income – Gain on sale of loans	83	188	(238)
Commitments to originate mortgage loans	Non–interest income – Gain on sale of loans	(159)	(753)	(8)
Total		$ 1,333	$ (703)	$ (885)

Note 22 – Disclosures about Fair Value of Assets and Liabilities

The Fair Value Measurements topic of the FASB ASC defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. There are three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated financial statements, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the period ended December 31, 2023.

Available for sale securities

When quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Treasury and federal agency securities, state and municipal securities, federal agency mortgage obligations and mortgage–backed pools, private–label mortgage–backed pools and corporate notes. Level 2 securities are valued by a third party pricing service commonly used in the banking industry utilizing observable inputs. Observable inputs include dealer quotes, market spreads, cash flow analysis, the U.S. Treasury yield curve, trade execution data, market consensus prepayment spreads and available credit information and the bond's terms and conditions. The pricing provider utilizes evaluated pricing models that vary based on asset class. These models incorporate available market information including quoted prices of securities with similar characteristics and, because many fixed–income securities do not trade on a daily basis, apply available information through processes such as benchmark curves, benchmarking of like securities, sector grouping, and matrix pricing. In addition, model processes, such as an option adjusted spread model is used to develop prepayment and interest rate scenarios for securities with prepayment features. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include state and municipal securities, U.S. Government–sponsored mortgage–backed securities and corporate securities. Level 3 fair value for securities was determined using grid pricing that incorporates market estimates based on interest rates, maturity dates, coupon rates and ratings. Level 3 fair value for securities that have little to no market activity can also be priced at book value for lack of another reasonable pricing source or methodology.

Hedged loans

Certain fixed rate loans have been converted to variable rate loans by entering into interest rate swap agreements. The fair value of those fixed rate loans is based on discounting the estimated cash flows using interest rates determined by the respective interest rate swap agreement. Loans are classified within Level 2 of the valuation hierarchy based on the unobservable inputs used.

Interest rate swap agreements

The fair value of the Company's interest rate swap agreements is estimated by a third party using inputs that are primarily unobservable including a yield curve, adjusted for liquidity and credit risk, contracted terms and discounted cash flow analysis, and therefore, are classified within Level 2 of the valuation hierarchy.

(Table dollars in thousands except for per share data)

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying financial statements measured at fair value on a recurring basis and the level within the FASB ASC fair value hierarchy in which the fair value measurements fall at the following:

	December 31, 2023			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities				
U.S. Treasury and federal agencies	$ 64,377	$ —	$ 64,377	$ —
State and municipal	304,030	—	304,030	—
Federal agency collateralized mortgage obligations	3,580	—	3,580	—
Federal agency mortgage–backed pools	137,297	—	137,297	—
Corporate notes	37,967	—	37,967	—
Total available for sale securities	547,251	—	547,251	—
Interest rate swap agreements asset	26,556	—	26,556	—
Commitments to originate mortgage loans	125	—	125	—
Mortgage loan contracts	33	—	33	—
Interest rate swap agreements liability	(24,024)	—	(24,024)	—

	December 31, 2022			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities				
U.S. Treasury and federal agencies	$ 267,179	$ —	$ 267,179	$ —
State and municipal	433,544	—	433,544	—
Federal agency collateralized mortgage obligations	31,215	—	31,215	—
Federal agency mortgage–backed pools	190,656	—	190,656	—
Corporate notes	74,964	—	74,964	—
Total available for sale securities	997,558	—	997,558	—
Interest rate swap agreements asset	44,595	—	44,595	—
Commitments to originate mortgage loans	284	—	284	—
Interest rate swap agreements liability	(42,619)	—	(42,619)	—
Mortgage loan contracts	(50)	—	(50)	—

(Table dollars in thousands except for per share data)

Certain other assets are measured at fair value on a nonrecurring basis in the ordinary course of business and are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023				
Collateral dependent loans	$ 2,918	$ —	$ —	$ 2,918
December 31, 2022				
Collateral dependent loans	$ 8,091	$ —	$ —	$ 8,091

Collateral Dependent Loans: For loans identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value.

Collateral dependent loans are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.

The following table presents qualitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements, other than goodwill, at December 31, 2023 and 2022.

	December 31, 2023			
	Fair Value	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral dependent loans	$ 2,918	Collateral based measurement	Discount to reflect current market conditions and ultimate collectability	16.9%–34.2% (21.5%)

	December 31, 2022			
	Fair Value	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral dependent loans	$ 8,091	Collateral based measurement	Discount to reflect current market conditions and ultimate collectability	0.0%–100.0% (13.3%)

Note 23 – Fair Value of Financial Instruments

The estimated fair value amounts of the Company’s financial instruments were determined using available market information, current pricing information applicable to Horizon and various valuation methodologies. Where market quotations were not available, considerable management judgment was involved in the determination of estimated fair values. Therefore, the estimated fair value of financial instruments shown below may not be representative of the amounts at which they could be exchanged in a current or future transaction. Due to the inherent uncertainties of expected cash flows of financial instruments, the use of alternate valuation assumptions and methods could have a significant effect on the estimated fair value amounts.

The estimated fair values of financial instruments, as shown below, are not intended to reflect the estimated liquidation or market value of Horizon taken as a whole. The disclosed fair value estimates are limited to Horizon’s significant financial instruments at December 31, 2023 and December 31, 2022. These include financial instruments recognized as assets and liabilities on the consolidated balance sheet as well as certain off–balance sheet financial

instruments. The estimated fair values shown below do not include any valuation of assets and liabilities which are not financial instruments as defined by the FASB ASC fair value hierarchy.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Due from Banks — The carrying amounts approximate fair value.

Held to Maturity Securities — For debt securities held to maturity, fair values are based on quoted market prices or dealer quotes. For those securities where a quoted market price is not available, carrying amount is a reasonable estimate of fair value based upon comparison with similar securities.

Loans Held for Sale — The carrying amounts approximate fair value.

Net Loans — The fair value of net loans are estimated on an exit price basis incorporating discounts for credit, liquidity and marketability factors.

FHLB Stock — Fair value of FHLB stock is based on the price at which it may be resold to the FHLB

Interest Receivable/Payable — The carrying amounts approximate fair value.

Deposits — The fair value of demand deposits, savings accounts, interest bearing checking accounts and money market deposits is the amount payable on demand at the reporting date and are classified within Level 1. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturity and are classified within Level 2.

Borrowings — Rates currently available to Horizon for debt with similar terms and remaining maturities are used to estimate fair values of existing borrowings.

Subordinated Notes — The fair value of subordinated notes is based on discounted cash flows based on current borrowing rates for similar types of instruments.

Junior Subordinated Debentures to Capital Trusts — Rates currently available for debentures with similar terms and remaining maturities are used to estimate fair values of existing debentures.

Commitments to Extend Credit and Standby Letters of Credit — The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed–rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. Due to the short-term nature of these agreements, carrying amounts approximate fair value.

(Table dollars in thousands except for per share data)

The following tables present estimated fair values of the Company's financial instruments and the level within the fair value hierarchy in which the fair value measurements fall.

	December 31, 2023			
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash and due from banks	$ 526,515	$ 526,515	$ —	$ —
Interest–earning time deposits	2,205	—	2,190	—
Investment securities, held to maturity	1,945,638	—	1,668,601	—
Loans held for sale	1,418	—	—	1,418
Loans, net	4,367,601	—	—	4,072,568
Stock in FHLB	34,509	—	34,509	—
Interest receivable	38,710	—	38,710	—
Liabilities				
Non–interest bearing deposits	$ 1,116,005	$ 1,116,005	$ —	$ —
Interest bearing deposits	4,548,888	3,369,149	1,171,452	—
Borrowings	1,353,050	—	1,347,129	—
Subordinated notes	55,543	—	53,283	—
Junior subordinated debentures issued to capital trusts	57,258	—	50,063	—
Interest payable	22,249	—	22,249	—

	December 31, 2022			
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash and due from banks	$ 123,505	$ 123,505	$ —	$ —
Interest–earning time deposits	2,812	—	2,778	—
Investment securities, held to maturity	2,022,748	—	1,681,309	—
Loans held for sale	5,807	—	—	5,807
Loans, net	4,107,534	—	—	3,852,458
Stock in FHLB	26,677	—	26,677	—
Interest receivable	35,294	—	35,294	—
Liabilities				
Non–interest bearing deposits	$ 1,277,768	$ 1,277,768	$ —	$ —
Interest bearing deposits	4,580,006	3,582,891	980,456	—
Borrowings	1,142,949	—	1,139,926	—
Subordinated notes	58,896	—	56,496	—
Junior subordinated debentures issued to capital trusts	57,027	—	51,327	—
Interest payable	5,380	—	5,380	—

(Table dollars in thousands except for per share data)

Note 24 – General Litigation

As of April 20, 2023, a putative class action lawsuit entitled Chad Key, et al. v. Horizon Bancorp, Inc., et al., Case No. 1:23-cv-02961 (“Securities Action”) was filed against the Company and two of its officers in the U.S. District Court for the Eastern District of New York. The Securities Action asserts claims under §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 alleging, among other things, the Company made materially false and misleading statements and failed to disclose material adverse facts which allegedly resulted in harm to a putative class of purchasers of our securities from March 9, 2022 and March 10, 2023.

As of (1) August 28, 2023, a lawsuit related to the Securities Action was filed by Sally Hundley, derivatively on behalf of the Company, against the Company, as nominal defendant, and 2 of the Company's officers and 10 of its directors and (2) August 31, 2023, a lawsuit also related to the Securities Action was filed by Aziz Chowdhury, derivatively on behalf of the Company, against the Company, as nominal defendant, and 2 of the Company's officers and 10 of its directors (the “Derivatives Actions”) in the U.S. District Court for the Eastern District of New York. The Derivative Actions allege, among other things, breach of the officers and directors' fiduciary duties. The Derivative Actions have been consolidated and stayed pending resolution of any motion to dismiss in the Securities Action.

Based on our initial review of these actions, management believes that the Company has strong defenses to the claims and intends to vigorously defend against them. As of December 31, 2023, no liabilities related to the above matters were recorded because we have concluded such liabilities are not probable and the amounts of such liabilities are not reasonably estimable.

In addition to the matters described above, from time to time, Horizon and its subsidiaries are involved in various legal proceedings incidental to the conduct of their business. Management does not expect that the outcome of any such proceedings will have a material adverse effect on our consolidated financial position or results of operations.

Note 25 – Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of Horizon Bancorp, Inc.:

Condensed Balance Sheets

	December 31 2023	December 31 2022
Assets		
Total cash and cash equivalents	$ 79,749	$ 54,097
Investment in subsidiaries	765,299	748,983
Other assets	7,008	10,519
Total assets	$ 852,056	$ 813,599
Liabilities		
Subordinated notes	$ 55,543	$ 58,896
Junior subordinated debentures issued to capital trusts	57,258	57,027
Other liabilities	20,443	20,301
Stockholders’ Equity	718,812	677,375
Total liabilities and stockholders’ equity	$ 852,056	$ 813,599

(Table dollars in thousands except for per share data)

Condensed Statements of Income

	Years Ended December 31		
	2023	2022	2021
Operating Income (Expense)			
Dividend income from subsidiaries	$ 55,500	$ 34,750	$ 22,500
Interest expense	(8,226)	(6,258)	(5,767)
Other income	431	45	25
Salaries and employee benefits	(3,502)	(2,551)	(1,890)
Other expense	(370)	(411)	(591)
Income Before Undistributed Income (Dividends in Excess) of Subsidiaries	43,833	25,575	14,277
Undistributed income (dividends in excess) of subsidiaries	(17,838)	66,473	71,439
Income Before Tax	25,995	92,048	85,716
Income tax benefit	1,986	1,360	1,375
Net Income Available to Common Shareholders	$ 27,981	$ 93,408	$ 87,091

Condensed Statements of Comprehensive Income (Loss)

	Years Ended December 31		
	2023	2022	2021
Net Income	$ 27,981	$ 93,408	$ 87,091
Other Comprehensive Income (Loss)			
Change in fair value of derivative instruments:			
Change in fair value of derivative instruments for the period	(523)	5,649	4,570
Reclassification adjustment for swap termination gain realized in income	(1,453)	—	—
Income tax effect	415	(1,186)	(960)
Changes from derivative instruments	(1,561)	4,463	3,610
Change in securities:			
Unrealized gain (loss) for the period on available for sale securities	20,728	(147,345)	(35,547)
Reclassification of gain (loss) from available for sale securities to held to maturity securities	—	(794)	5,869
Amortization (accretion) from transfer of securities from available for sale to held to maturity securities	(691)	(1,236)	66
Reclassification adjustment for securities (gains) losses realized in income	32,052	—	(914)
Income tax effect	(10,939)	31,369	6,409
Unrealized gains (losses) on securities	41,150	(118,006)	(24,117)
Other Comprehensive Income (Loss), Net of Tax	39,589	(113,543)	(20,507)
Comprehensive Income (Loss)	$ 67,570	$ (20,135)	$ 66,584

(Table dollars in thousands except for per share data)

Condensed Statements of Cash Flows

	Years Ended December 31		
	2023	**2022**	**2021**
Operating Activities			
Net income	$ 27,981	$ 93,408	$ 87,091
Items not requiring (providing) cash			
Dividends in excess (equity in undistributed net income) of subsidiaries	17,838	(66,473)	(71,439)
Change in:			
Share based compensation	3,586	2,475	1,819
Other assets	7,184	(284)	730
Other liabilities	(413)	120	946
Net cash provided by operating activities	56,176	29,246	19,147
Investing Activities			
Capital contribution to subsidiary	—	—	(60,000)
Other investing activities	1,762	—	—
Net cash used in investing activities	1,762	—	(60,000)
Financing Activities			
Other change in borrowings	378	388	384
Repurchase of outstanding stock	—	—	(7,607)
Dividends paid on common shares	(28,311)	(27,765)	(24,768)
Net settlement of share awards	(1,221)	(1,824)	(1,355)
Stock option exercises	—	145	1,062
Repayment of subordinated notes	(3,132)	—	—
Net cash used in financing activities	(32,286)	(29,056)	(32,284)
Net Change in Cash and Cash Equivalents	25,652	190	(73,137)
Cash and Cash Equivalents at Beginning of Year	54,097	53,907	127,044
Cash and Cash Equivalents at End of Year	$ 79,749	$ 54,097	$ 53,907

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders
Horizon Bancorp, Inc.
Michigan City, Indiana

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Horizon Bancorp, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses ("ACL")

As described in Notes 1 and 5 to the consolidated financial statements, the Company's allowance for credit losses ("ACL") was $50.6 million at December 31, 2023. The Company utilized the Cumulative Loss Rate method in determining expected future credit losses. The loss rate method measures the amount of loan charge–offs, net of recoveries, ("loan losses") recognized over the life of a closed pool and compares those loan losses to the outstanding loan balance of that pool as of a specific point in time ("pool date"). Management utilized Moody's economic forecast scenarios including both National and Regional econometrics, as well as management judgment, as the basis for the forecast period.

We identified the quantitative component of the ACL as a critical audit matter. The principal considerations for our determination included the high degree of subjectivity and complexity involved in management's determination and application of the reasonable and supportable forecasts in cumulative loss rate model, and the significant audit effort required driven by management's use of internal historical data in the calculation of the loss rate. This required a high degree of effort, specialized skills and knowledge, and significant judgment.

Our audit procedures related to the estimated allowance for credit losses at December 31, 2023 included:

- Obtained an understanding of the Company's process for establishing the ACL, including:

    ◦ Controls over the completeness and accuracy of inputs into the model, specifically the loss rate calculations, and

    ◦ Controls over management's review and approval of the ACL, including management's determination of the reasonable and supportable forecasts.

- Testing the completeness and accuracy of key inputs and assumptions used in the model's quantitative calculation, such as the regression model and economic forecasts and integrity of loan segments.

- Evaluated management's reasonable and supportable economic forecast used in the model.

Goodwill Impairment Assessment

The Company has recorded goodwill of $155.2 million as of December 31, 2023. As further described in Notes 1 and 8 to the consolidated financial statements. Goodwill is assessed for impairment annually, or more frequently if events occur or circumstances change that indicate an impairment may exist. The Company engaged a third-party valuation specialist in performing its quantitative impairment analysis, which included a combination of valuation approaches to determine the fair value of the Bank reporting unit. These valuation approaches required certain assumptions such as the discount rate, economic conditions impacting interest and growth rates, the control premium, and a relative weighting given to the fair value derived by each of the valuation approaches used.

We identified the Company's quantitative goodwill impairment assessment as a critical audit matter. The principal considerations for that determination were the degree of subjectivity and judgment required to audit management's goodwill impairment assessment. Specifically, the subjectivity and judgment is primarily identified within the evaluation of valuation approaches selected and key assumptions used by management in performing its assessment, including the selection of comparable publicly-traded companies and control premium utilized in the valuation approaches.

The primary procedures we performed to address this critical audit matter included the following:

- We evaluated the design and tested the operating effectiveness of controls related to management's goodwill impairment assessment including controls over management's review of the quantitative analysis performed on the reporting unit, including the key assumptions used to determine the fair value of the reporting unit.

- We tested key financial data used within the valuation approaches by agreeing key inputs to internal and external sources.

- We evaluated, with the assistance of our internal valuation specialists, appropriateness of valuation approaches selected by management, the selection of a control premium and of comparable publicly-traded companies, and the overall reasonableness of the estimated fair value of the reporting unit.

/s/ FORVIS, LLP

We have served as the Company's auditor since 1998.

Indianapolis, Indiana
March 15, 2024

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders
Horizon Bancorp, Inc.
Michigan City, Indiana

Opinion on the Internal Control Over Financial Reporting

We have audited Horizon Bancorp, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, and our report dated March 15, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ FORVIS, LLP

Indianapolis, Indiana
March 15, 2024

HORIZON BANCORP, INC.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

Management is responsible for the preparation and presentation of the consolidated financial statements and related notes on the preceding pages. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and include amounts that are based on management's best estimates and judgments. Financial information elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

In meeting its responsibility for the accuracy of the consolidated financial statements, management relies on Horizon's system of internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded to permit the preparation of appropriate financial information. The system of internal controls is supplemented by a program of internal audits to independently evaluate the adequacy and application of financial and operating controls and compliance with Company policies and procedures.

The Audit Committee of the Board of Directors meets periodically with management, the independent accountants and the internal auditors to ensure that each is properly discharging its responsibilities with regard to the consolidated financial statements and internal accounting controls. The independent accountants have full and free access to the Audit Committee and meet with it to discuss auditing and financial reporting matters.

The consolidated financial statements in the Annual Report have been audited by FORVIS, LLP, an independent registered public accounting firm, for 2023, 2022 and 2021. Their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included consideration of internal accounting controls, tests of accounting records and other audit procedures to the extent necessary to allow them to express their opinion on the fairness of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision of and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, Horizon has evaluated the effectiveness of the design and operation of its disclosure controls (as defined in Rule 13a–15(e) of the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, such officers have concluded that, as of December 31, 2023, Horizon's disclosure controls and procedures were effective to ensure that the information required to be disclosed by Horizon in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and are designed to ensure that information required to be disclosed in those reports is accumulated and communicated to management as appropriate to allow for timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of Horizon is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a–15(f) under the Exchange Act. Horizon's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Management assessed the effectiveness of Horizon's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Horizon's internal control over financial reporting as of December 31, 2023 was effective based on the specified criteria.

Remediation

As disclosed in Part II, Item 9A of the Company's Annual Report on Form 10–K for the yer ended December 31, 2022, during the first quarter of 2023 management identified material weaknesses with respect to insufficient controls over the reporting, classification, and disclosure of loans, investments and individual cash flow line items and lack of sufficient controls around the financial reporting process to allow for the timely release of financial statements.

Throughout the year ended December 31, 2023, management implemented its previously disclosed remediation plan to update its design and implementation of controls to remediate the aforementioned deficiencies and enhance the Company's internal control environment, which included:

- Hiring additional resources within our accounting and finance department for financial statement preparation and review and providing additional training to implement and monitor our policies and procedures;

- Enhancing controls with additional procedures for the preparation of financial statement disclosures including the design and implementation of new financial preparation tools to allow more detailed review and documentation for review and procedures relating to the reporting, classification and disclosure of loans, investments and individual cash flow line items in the Company's financial statements and the calculation of public float for purposes of determining SEC filing deadlines; and

- Developing enhanced documentation and review procedures for financial statement preparation and disclosures, including enhancing the financial statement review process by including additional steps in the review process with respect to the reporting, classification and disclosure of loans, investments and individual cash flow line items in its financial statements and the calculation of the Company's public float for purposes of determining SEC filing deadlines.

Horizon's management completed testing of the implemented controls during the quarter ended December 31, 2023, and found such controls to be operating effectively. As a result, management has concluded that the foregoing material weaknesses in internal control over financial reporting have been remediated as of December 31, 2023.

Attestation Report of Registered Public Accounting Firm

FORVIS, LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. The report, which expresses an unqualified opinion of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, is included in this Annual Report on Form 10–K in Item 8, following FORVIS, LLP's audit report.

Changes in Internal Control Over Financial Reporting

Horizon's management, including its Chief Executive Officer and Chief Financial Officer, also have concluded that, other than the remediation of the material weaknesses described above, no changes in the Company's internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Certain information is omitted from this report pursuant to General Instruction G. (3) of Form 10–K as Horizon intends to file with the Commission its definitive Proxy Statement for its 2024 Annual Meeting of Shareholders (the "Proxy Statement") pursuant to Regulation 14A of the Exchange Act, not later than 120 days after December 31, 2023.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information relating to Horizon's directors required by this item is found in the Proxy Statement under "Proposal I — Election of Directors" and is incorporated into this report and item by reference.

The information relating to the Audit Committee of the Board of Directors required by this item is found in the Proxy Statement under "Corporate Governance — Audit Committee" and is incorporated into this report and item by reference.

The information relating to Horizon's executive officers required by this item is included in Part I of this Form 10–K under "Special Item: Information about our Executive Officers" and is incorporated into this item by reference.

Horizon has no delinquent Section 16(a) filings to report.

Horizon's "Code of Ethics for Executive Officers and Directors" applies to its directors, chief executive officer and chief financial officer. The code is available on Horizon's website at http://www.horizonbank.com/ in the section headed "About Us – Investor Relations" under the caption "Corporate Information – Corporate Governance."

ITEM 11. EXECUTIVE COMPENSATION

The information on executive and director compensation and compensation committee matters required by this item can be found in the Proxy Statement under "Corporate Governance," "Compensation Committee Report," "Compensation Discussion and Analysis," "Executive Compensation Tables" and "Compensation of Directors" and is incorporated into this report and item by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table presents information regarding grants under all equity compensation plans of Horizon through December 31, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted–Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	120,680	$ 15.54	1,154,228
Equity compensation plans not approved by security holders	—	$ —	—
	120,680	$ 15.54	1,154,228

The other information required by this item can be found in the Proxy Statement under "Common Share Ownership of Management and Certain Beneficial Owners" and is incorporated by reference into this report and item.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is found in the Proxy Statement under "Corporate Governance" and "Certain Business Relationships and Transactions" and is incorporated by reference into this report and item.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference into this report and item from the Proxy Statement section captioned "Auditor Fees and Services."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed As Part of This Annual Report on Form 10–K:

  1. Financial Statements

   The following financial statements are filed as part of this document under Item 8:

   Consolidated Balance Sheets at December 31, 2023 and 2022

   Consolidated Statements of Income, years ended December 31, 2023, 2022 and 2021

   Consolidated Statements of Comprehensive Income, years ended December 31, 2023, 2022 and 2021

   Consolidated Statements of Stockholders' Equity, years ended December 31, 2023, 2022 and 2021

   Consolidated Statements of Cash Flows, years ended December 31, 2023, 2022 and 2021 Notes to Consolidated Financial Statements

   Reports of Independent Registered Public Accounting Firm

  2. Financial Statement Schedules

   Financial statement schedules are omitted for the reason that they are not required or are not applicable, or the required information is included in the financial statements.

  3. Exhibits

   The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are as follows:

Exhibit Number	Description	Incorporated by Reference/Attached
3.1	Amended and Restated Articles of Incorporation of Horizon Bancorp, Inc. effective May 16, 2018	Incorporated by reference to Exhibit 3.1 to Registrant's Form 8–K filed on May 16, 2018
3.2	Amended and Restated Bylaws of Horizon Bancorp, Inc.	Incorporated by reference to Exhibit 3.2 to Registrant's Form 8–K filed on December 20, 2022
4.1	Description of Common Stock	Incorporated by reference to Exhibit 4.1 to Registrant's Form 10–K for the year ended December 31, 2020
4.2	Indenture, dated as of October 21, 2004, between Horizon Bancorp and Wilmington Trust Company related to the issuance of Trust Preferred Securities	Incorporated by reference to Exhibit 4.1 to Registrant's Form 10–K for the year ended December 31, 2009
4.3	Amended and Restated Declaration of Trust of Horizon Bancorp Capital Trust II, dated as of October 21, 2004, related to the issuance of Trust Preferred Securities	Incorporated by reference to Exhibit 4.2 to Registrant's Form 10–K for the year ended December 31, 2009
4.4	Junior Subordinated Indenture, dated as of December 15, 2006, between Horizon Bancorp and Wilmington Trust Company	Incorporated by reference to Exhibit 4.1 to Registrant's Form 8–K filed on December 21, 2006
4.5	Amended and Restated Trust Agreement of Horizon Bancorp Capital Trust III, dated as of December 15, 2006	Incorporated by reference to Exhibit 4.2 to Registrant's Form 8–K filed on December 21, 2006
4.6	Indenture for Subordinated Debt, dated June 24, 2020, between Horizon Bancorp, Inc. and Wilmington Trust, National Association	Incorporated by reference to Exhibit 4.1 to Registrant's Form 8–K filed on June 24, 2020
4.7	First Supplemental Indenture, dated June 24, 2020, between Horizon Bancorp, Inc. and Wilmington Trust, National Association	Incorporated by reference to Exhibit 4.2 to Registrant's Form 8–K filed on June 24, 2020

Exhibit Number	Description	Incorporated by Reference/Attached
10.1*	Form of Restricted Stock Award Agreement under 2003 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.7 to Registrant's Form 10–K for the year ended December 31, 2009
10.2*	Form of Option Grant Agreement under 2003 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.8 to Registrant's Form 10–K for the year ended December 31, 2009
10.3*	Horizon Bancorp 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Appendix A to Registrant's definitive Proxy Statement for its 2014 Annual Meeting of Shareholders
10.4*	Form of Nonqualified Stock Option Agreement under 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8–K filed on June 18, 2013
10.5*	Form of Nonqualified Stock Option Agreement (Restrictive Covenant) under 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8–K filed on June 18, 2013
10.6*	Form of Performance Share Award Agreement under 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8–K filed on March 27, 2017
10.7*	Form of Performance Share Award Agreement (Restrictive Covenant) under 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8–K filed on March 27, 2017
10.8*	Form of Restricted Stock Award Agreement under 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.9 to Registrant's Form10–K filed on February 28, 2018
10.9*	Form of Restricted Stock Award Agreement (Restrictive Covenant) under 2013 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.10 to Registrant's Form 10–K filed on February 28, 2018
10.10*	Horizon Bancorp, Inc. 2021 Omnibus Equity Incentive Plan	Incorporated by reference to Appendix A to Registrant's definitive Proxy Statement for its 2021 Annual Meeting of Shareholders
10.11*	Form of Restricted Stock Award Agreement (time–based) under 2021 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8–K filed on May 11, 2021
10.12*	Form of Restricted Stock Award Agreement (performance–based) under 2021 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.13 to Registrant's Form 10–K filed on March 9, 2022
10.13*	Form of Restricted Stock Unit Award Agreement (time–based) under 2021 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.4 to Registrant's Form 8–K filed on May 11, 2021
10.14*	Form of Restricted Stock Unit Award Agreement (performance–based) under 2021 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.15 to Registrant's Form 10–K filed on March 9, 2022
10.15*	Form of Stock Option Award Agreement (time–based) under 2021 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.6 to Registrant's Form 8–K filed on May 11, 2021
10.16*	1997 Supplemental Executive Retirement Plan, as amended and restated as of January 1, 1997, with amendments through December 19, 2017	Incorporated by reference to Exhibit 4.2 to Registrant's Registration Statement on Form S–8 filed on December 28, 2017 (Registration No. 333-222329)
10.17*	2005 Supplemental Executive Retirement Plan, effective as of January 1, 2005, with amendments through December 19, 2017	Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S–8 filed on December 28, 2017 (Registration No. 333-222329)
10.18*	1998 Directors Deferred Compensation Plan, with amendments through December 19, 2017	Incorporated by reference to Exhibit 4.2 to Registrant's Registration Statement on Form S–8 filed on December 28, 2017 (Registration No. 333-222330)

HORIZON BANCORP, INC.

Exhibit Number	Description	Incorporated by Reference/Attached
10.19*	Amended and Restated 2005 Directors Deferred Compensation Plan, dated December 19, 2017	Incorporated by reference to Exhibit 4.2 to Registrant's Registration Statement on Form S–8 filed on December 28, 2017 (Registration No. 333-222330)
10.20*	Description of Executive Officer Bonus Plan	Incorporated by reference to Exhibit 10.15 to Registrant's Form 10–K for the year ended December 31, 2020
10.21*	Employment Agreement (Mark E. Secor), dated as of November 6, 2023	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8–K filed on November 7, 2023
10.22*	Change in Control Agreement (Mark E. Secor), dated January 1, 2020	Incorporated by reference to Exhibit 10.3 to Registrant's Form 8–K filed on January 7, 2020
10.23*	Change in Control Agreement (Kathie A. DeRuiter), dated January 1, 2020	Incorporated by reference to Exhibit 10.4 to Registrant's Form 8–K filed on January 7, 2020
10.24*	Change in Control Agreement (Todd A. Etzler), dated January 1, 2020	Incorporated by reference to Exhibit 10.6 to Registrant's Form 8–K filed on January 7, 2020
10.25*	Amended and Restated Employment Agreement (Thomas M. Prame), dated June 1, 2023	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8–K filed on May 18, 2023
10.26*	Amended and Restated Change in Control Agreement (Thomas M. Prame), dated June 1, 2023	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8–K filed on May 18, 2023
10.27*	Second Amended and Restated Employment Agreement (Craig M. Dwight), dated September 20, 2022	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8–K filed on September 20, 2022
10.28*	Amendment to Change in Control Agreement (Kathie A. DeRuiter), dated December 1, 2022	Incorporated by reference to Exhibit 10.1 to Registrant's Form 8–K filed on December 1, 2022
10.29*	Amendment to Change in Control Agreement (Todd A. Etzler), dated December 1, 2022	Incorporated by reference to Exhibit 10.2 to Registrant's Form 8–K filed on December 1, 2022
10.30*	Change in Control Agreement (Lynn M. Kerber), dated October 1, 2020	Incorporated by reference to Exhibit 10.33 to Registrant's Form 10–K filed on March 15, 2023
10.31*	Amendment to Change in Control Agreement (Lynn M. Kerber), dated December 1, 2022	Incorporated by reference to Exhibit 10.34 to Registrant's Form 10–K filed on March 15, 2023
14	Code of Ethics for Executive Officers and Directors	Incorporated by reference to Exhibit 14 to Registrant's Form 8–K filed on December 21, 2017
21	Subsidiaries of Horizon	Attached
23	Consent of FORVIS, LLP	Attached
31.1	Certification of Thomas M. Prame pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Attached
31.2	Certification of Mark E. Secor pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Attached
32.1	Certification of Thomas M. Prame pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Attached
32.2	Certification of Mark E. Secor pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Attached

HORIZON BANCORP, INC.

Exhibit Number	Description	Incorporated by Reference/Attached
97	Horizon Bancorp, Inc. Compensation Recovery Policy	Attached
101	Inline Interactive Data Files	Attached
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Embedded Within the Inline XBRL Document

*   Indicates exhibits that describe or evidence management contracts or compensatory plans or arrangements required to be filed as exhibits to this Form 10–K.

ITEM 16. FORM 10–K SUMMARY

Not included.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

	Horizon Bancorp, Inc.
	Registrant
Date: March 15, 2024	By: /s/ Thomas M. Prame
	Thomas M. Prame
	Chief Executive Officer (Principal Executive Officer)
Date: March 15, 2024	By: /s/ Mark E. Secor
	Mark E. Secor
	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date	Signature and Title
March 15, 2024	/s/ Craig M. Dwight
	Craig M. Dwight, Chairman of the Board and Director
March 15, 2024	/s/ Kevin W. Ahern
	Kevin W. Ahern, Director
March 15, 2024	/s/ Eric P. Blackhurst
	Eric P. Blackhurst, Director
March 15, 2024	/s/ Lawernce E. Burnell
	Lawernce E. Burnell, Director
March 15, 2024	/s/ James B. Dworkin
	James B. Dworkin, Director
March 15, 2024	/s/ Julie Scheck Freigang
	Julie Scheck Freigang, Director
March 15, 2024	/s/ Brian W. Maass
	Brian W. Maass, Director
March 15, 2024	/s/ Michele M. Magnuson
	Michele M. Magnuson, Director
March 15, 2024	/s/ Steven W. Reed
	Steven W. Reed, Director
March 15, 2024	/s/ Vanessa P. Williams
	Vanessa P. Williams, Director

Notes

BOARD OF DIRECTORS

Horizon Bancorp, Inc. & Horizon Bank Boards of Directors


Eric P. Blackhurst
Associate General Counsel, Corporate Transactions and Latin America
The Dow Chemical Company


Michele M. Magnuson
Retired President & Chief Financial Officer
LaPorte Bancorp, Inc.


Kevin W. Ahern
Managing Partner
Brush Creek Partners

In May 2023, Kevin W. Ahern joined the Board of Directors of Horizon Bank and in January 2024, Mr. Ahern was appointed to serve on Horizon Bancorp, Inc.'s Board of Directors.


Lawrence E. Burnell
Vice Chairman
White Lodging Services Corporation


Peter L. Pairitz
Business Developer


Craig M. Dwight
Chairman
Horizon Bancorp, Inc.


Thomas M. Prame
Chief Executive Officer & President
Horizon Bancorp, Inc.


Brian W. Maass
Consultant & Finance Executive

In May 2023, Brian W. Maass joined the Board of Directors of Horizon Bank and in January 2024, Mr. Maass was appointed to serve on Horizon Bancorp, Inc.'s Board of Directors.


James B. Dworkin
Chancellor Emeritus & Professor of Management
Mitchell E. Daniels School of Business Purdue University


Steven W. Reed
Partner
BGBC Partners, LLP


Julie Scheck Freigang
Vice President & Chief Information Officer
CF Industries Holdings, Inc.


Vanessa P. Williams
SVP, General Counsel & Assistant Secretary
Kelly Services


Susan Aaron
In May 2023, Susan Aaron informed Horizon of her decision to retire from the Board of Directors on December 31, 2023. Ms. Aaron has served on Horizon Bancorp, Inc. and Board of Directors since 1993 and on the Board of Directors of Horizon Bank, its wholly-owned subsidiary, since 1995. She most recently served as a member of the Wealth Management Committee, the Enterprise Risk Management & Credit Policy/CRA & Fair Lending Committee, and as an alternate member of the Compensation Committee.


Spero W. Valavanis
In January 2024, Horizon was informed of the passing of Director Spero W. Valavanis. Mr. Valavanis served on Horizon Bancorp, Inc. and Board of Directors since 2000 and on the Board of Directors of Horizon Bank, its wholly-owned subsidiary, since 1998. He most recently served on the Company and Asset-Liability Committee and Wealth Management Committee.

EXECUTIVE OFFICERS

Horizon Bancorp, Inc. Executive Officers


Kathie A. DeRuiter
Executive Vice President


Lynn M. Kerber
Executive Vice President


Mark E. Secor
Chief Financial Officer, Chief Accounting Officer & Treasurer


Todd A. Etzler
Executive Vice President, Corporate Secretary & General Counsel


Thomas M. Prame
Chief Executive Officer & President

Horizon Bank Executive Officers


Daniel R. Buresh
Vice President, Assistant Treasurer, Chief Accounting Officer & Assistant Secretary


Lynn M. Kerber
Executive Vice President & Chief Commercial Officer


Eric L. Sommer
Vice President & Controller


Kathie A. DeRuiter
Executive Vice President & Senior Operations Officer


Thomas M. Prame
Chief Executive Officer & President


Todd A. Etzler
Executive Vice President, Chief Legal & Risk Officer & Corporate Secretary & General Counsel


Mark E. Secor
Executive Vice President, Chief Financial Officer, Chief Accounting Officer & Treasurer

MARKET LEADERSHIP

Regional Presidents


Dan L. Hampton
Regional President
Central Indiana


Steven C. Kring
Regional President
Northwest Indiana


David M. Quade
Regional President
Central & Northern Michigan

Market Presidents


Robert E. Avery
Market President
Central Indiana


John J. Freyek
Market President
Lake County, Indiana


Russell R. Mathews
Market President
Great Lakes Bay Area, Michigan


John M. Crandle
Market President
Kalamazoo County, Michigan


Osama D. Ghannam
Market President
Greater Lansing Area, Michigan


Janet S. Pasco
Market President
Oakland County, Michigan


Brooks L. Diller
Market President
Fort Wayne, Indiana


Mark D. Johnson
Market President
Holland/Ottawa County, Michigan


Mark A. Ritzi
Market President
Porter County, Indiana


David C. Eifler
Market President
Berrien County, Michigan


Joseph L. Kirsch
Market President
Central Indiana North


Thomas W. Rowland
Market President
Northern Michigan

SENIOR OFFICERS



Stammy A. Ellinger
Senior Vice President
Senior Loan
Operations Officer



Carrie A. McKibben
Senior Vice President
Senior Deposit
Operations Manager



John R. Richards
President
Senior Wealth &
Investment
Management Officer



Joseph S. Henrich
Senior Vice President
Senior Technology
Officer



Joel S. Mikolich
President
Equipment Finance
Division



**Donald A.
VanLandegent**
Senior Vice President
Senior Commercial
Credit Officer



Tammy J. Kerr
Senior Vice President
Director of Treasury
Management



James P. Paul
Senior Vice President
Retail Banking



Nancy Wrzalinski
Senior Vice President
Senior Auditor
Compliance Officer



Scott T. Kosik
Senior Vice President
Director of Digital
Banking



Cynthia L. Pressinell
Senior Vice President
Senior Marketing &
Human Resources
Officer

Investor Relations

Transfer Agent

Computershare
Shareholder Services
P.O. Box 30170
College Station, TX 77842-3170
(800) 368-5948

Investor Relations Contact

For additional copies of this report,
current stock quotes, a list of market
makers, and other shareholder
inquiries, visit our web site at
horizonbank.com or call Investor
Relations.

Investor Relations Representative
Mckenzie Plummer
(219) 814-5618



Corporate Headquarters
515 Franklin Street
Michigan City, IN 46360
888-873-2640
HorizonBank.com

A NASDAQ Traded Company - Symbol HBNC